UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              EXCO RESOURCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.02 per share
            5% Convertible Preferred Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            269279204 (Common Stock)
                            269279303 (Preferred Stock)
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       450 Park Avenue                               Lowenstein Sandler PC
       28th Floor                                    65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 11, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  269279204 (Common); 269279303 (Preferred)
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)       [ ]
             (b)       [X]*
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):    WC

--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:     United States

--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      *

--------------------------------------------------------------------------------
  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):      *

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):     IA

--------------------------------------------------------------------------------

* Pursuant to a Stock Purchase Agreement, dated as of March 11, 2003 (the "Stock Purchase Agreement"), Cerberus Capital Management, L.P., a Delaware limited partnership, on behalf of one or more funds or affiliates to be designated by it (collectively, "CCM"), in order to provide financing for and make an equity investment in a proposed acquisition and going-private transaction of EXCO Resources, Inc., a Texas corporation (the "Company"), agreed to purchase from EXCO Holdings Inc., a newly formed Delaware corporation controlled by Douglas Miller ("Holdings"), up to 107,666,667 shares of Holding's Class A Common Stock, par value $0.001 per share (the "Common Stock"). The Stock Purchase Agreement was entered into in connection with an Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 11, 2003, by and among the Company, Holdings and ER Acquisition, Inc., a Texas corporation and wholly owned subsidiary of Holdings ("ER Acquisition"). Pursuant to the Merger Agreement, ER Acquisition will be merged with and into the Company, and the Company will become a wholly owned subsidiary of Holdings. As a result of the terms of the Merger Agreement and the Stock Purchase Agreement, among other agreements, CCM may be deemed to be the beneficial owner of certain shares of common stock, par value $0.02 per share, of the Company, and certain shares of preferred stock, par value $0.01 per share, of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company which may be deemed to be beneficially owned by CCM. Neither the filing of this Schedule 13D Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by Stephen Feinberg or any other person that he or it is the beneficial owner of any of the securities of the Company referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.


Item 1.   Security and Issuer.
          -------------------

          The classes of equity securities to which this Schedule 13D Amendment No. 1 relates are the common stock, par value $0.02 per share (the "Common Stock"), of EXCO Resources, Inc., a Texas corporation (the "Company"), and the 5% Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock" and, together with the Common Stock, the "Shares"), of the Company. The principal executive offices of the Company are located at 6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of March 11, 2003, by and among EXCO Holdings Inc., a Delaware corporation ("Holdings"), and CCM, CCM agreed, subject to certain conditions precedent set forth in the Stock Purchase Agreement, to provide financing for and make an equity investment in a proposed acquisition and going-private transaction of the Company by purchasing up to 107,666,667 shares of Class A Common Stock, par value $0.001 per share, of Holdings, for a purchase price equal to $1.50 per share. Holdings is a newly formed Delaware corporation controlled by Douglas Miller, the Chairman of the Board and Chief Executive Officer of the Company ("Miller"). As a result of the terms of the Stock Purchase Agreement and certain other agreements described in this Schedule 13D Amendment No. 1, CCM may be deemed to be the beneficial owner of Shares of the Company for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

          All funds which will be used by CCM to perform its obligations, if any, pursuant to the Stock Purchase Agreement will come from the assets of CCM and/or its affiliates.


Item 4.   Purpose of Transaction.
          ----------------------

          CCM entered into the Stock Purchase Agreement in connection with an Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 11, 2003, by and among the Company, Holdings and ER Acquisition, Inc., a Texas corporation and wholly owned subsidiary of Holdings ("ER Acquisition"). Pursuant to the Merger Agreement, the holders of the outstanding Shares, except for Holdings and ER Acquisition and certain of the Shares held by persons who will become shareholders of Holdings, will receive a per Share cash payment of not less than $18.00 and not more than $18.2625 per Share (depending upon whether the Share is Common Stock or Preferred Stock, and the date upon which the transactions contemplated by the Merger Agreement (the "Merger") are consummated). The Merger is subject to the approval of the Company's shareholders and customary closing conditions.

          Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, (i) ER Acquisition will merge with and into the Company,
(ii) the Company shall continue in existence as the surviving corporation in the Merger (the "Surviving Corporation"), (iii) the Surviving Corporation will become a wholly owned subsidiary of Holdings, (iv) each Share, other than Shares held by Holdings, ER Acquisition and certain of the Shares held by persons who will become shareholders of Holdings, will be converted into the right to receive the cash consideration described in the preceding paragraph of this Item 4, (v) the directors and officers of the Surviving Corporation shall be the existing directors and officers, respectively, of ER Acquisition immediately prior to the consummation of the Merger, (vi) the Articles of Incorporation of ER Acquisition shall become the Articles of Incorporation of the Surviving Corporation, and (vii) the by-laws of ER Acquisition shall become the by-laws of the Surviving Corporation.

          In addition, it is expected that, if consummated, the Merger would also result in, (i) the delisting from trading on the NASDAQ National Market System (and/or any other exchange or inter-dealer quotation system on which the securities of the Company may be traded) of the Shares, (ii) the termination of registration of the Shares pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and (iii) substantial other material changes to the Company and its capitalization structure as a result of the foregoing.

          If the Merger is consummated pursuant to the terms of the Merger Agreement, upon consummation of the Merger, CCM, indirectly through its majority ownership and control of Holdings, would own a substantial majority of the equity interests in, and would control, the Company.

          Except as set forth in this Item 4, Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As a result of the terms of the Stock Purchase Agreement, the Merger Agreement and the transactions contemplated thereby, CCM, along with the other persons and entities who will be equity owners of Holdings as of the consummation of the Merger, may be deemed to beneficially own, in the aggregate, all of the issued and outstanding Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company which may be deemed to be beneficially owned by CCM.

          Neither the filing of this Schedule 13D Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by Stephen Feinberg or any other person that he or it is the beneficial owner of any of the securities of the Company referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

          During the sixty days prior to March 11, 2003, neither Mr. Feinberg nor any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, effected any transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, except as otherwise described in this Schedule 13D Amendment No. 1.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          As a condition precedent to the execution of the Stock Purchase Agreement, which is attached as Exhibit 1 hereto, Holdings, Miller, T. W. Eubank ("Eubank" and, collectively with Miller, the "Stockholders") and the Company entered into a Voting Agreement, dated as of March 11, 2003 (the "Voting

Agreement"), of which CCM is an express third party beneficiary. Pursuant to the Voting Agreement, among other things, the Stockholders and the Company agreed to the terms pursuant to which (i) the Stockholders shall not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the securities subject to the Voting Agreement or any interest therein, (ii) the Stockholders shall not grant any proxy or power of attorney with respect to the securities subject to the Voting Agreement, deposit any of the securities subject to the Voting Agreement into a voting trust or enter into a voting agreement or arrangement with respect to such securities, in each case except as provided in the Voting Agreement,
(iii) the Stockholders shall not take any other action that would make any representation or warranty of the Stockholders contained in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling any Stockholder from performing its obligations under the Voting Agreement, (iv) each Stockholder shall vote or consent (or cause to be voted or consented) all of the securities subject to the Voting Agreement (a) in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof, and (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Voting Agreement and any other action which in Holding's reasonable judgment is intended to or could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Voting Agreement and the Merger Agreement, and (v) each Stockholder irrevocably granted and appointed certain affiliates of CCM as such Stockholder's proxy and attorney-in-fact to vote or cause to be voted the securities subject to the Voting Agreement in favor of the approval of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement, in each case as more particularly set forth and described in the Voting Agreement attached as Exhibit 2 hereto.

          Pursuant to the Merger Agreement, which is incorporated by reference as Exhibit 3 hereto, among other things, the Company agreed to (i) certain covenants regarding the termination of discussions, activities and negotiations regarding any other Acquisition Proposal (as defined in the Merger Agreement),
(ii) the approval, adoption and recommendation of the Merger, and (iii) various other matters customary in agreements for transactions such as or similar to the Merger.

          In furtherance of the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement, (i) the Stockholders and Holdings entered into a Contribution Agreement, dated as of March 11, 2003 (the "Contribution Agreement"), pursuant to which the Stockholders, among other things, agreed to contribute all of the common stock of ER Acquisition beneficially owned by the Stockholders to Holdings and refrain from exercising certain options, in exchange for shares of Holding's Class A Common Stock, par value $0.001 per share, as more particularly set forth and described in the Contribution Agreement attached as Exhibit 4 hereto, and (ii) the parties to the Stock Purchase Agreement agreed that the Stockholders and certain other persons (generally employees of and/or members of management of the Company) shall purchase equity interests in Holdings, the consideration for which may include, among other things, the conversion of shares of the Company, as more particularly set forth and described in the form of Management Purchase Agreement attached as Exhibit 5 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D Amendment No. 1 are qualified in their entirety by reference to the complete agreements governing such matters, which are incorporated by reference or attached to this Schedule 13D Amendment No. 1 as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Stock Purchase Agreement, dated as of March 11, 2003, by and among EXCO Holdings Inc. and Cerberus Capital Management, L.P., on behalf of one or more funds or affiliates to be designated by it.

          2. Voting Agreement, dated as of March 11, 2003, by and among EXCO Holdings Inc., Douglas H. Miller, T. W. Eubank and EXCO Resources, Inc., which appears as Exhibit M to the Stock Purchase Agreement attached hereto as Exhibit 1.

          3. Agreement and Plan of Merger, dated as of March 11, 2003, by and among EXCO Resources, Inc., EXCO Holdings Inc. and ER Acquisition, Inc., incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K Amendment No. 3 filed by the Company on March 12, 2003.

          4. Contribution Agreement, dated as of March 11, 2003, by and among Douglas H. Miller, T. W. Eubank and EXCO Holdings Inc., which appears as Exhibit I to the Stock Purchase Agreement attached hereto as Exhibit 1.

          5. Form of Management Purchase Agreement, by and among EXCO Holdings Inc. and each of the individuals or entities set forth on Schedule I thereto, which appears as Exhibit G to the Stock Purchase Agreement attached hereto as
Exhibit 1.

                                    Signature


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               March 24, 2003


                                               /s/ Stephen Feinberg
                                               ---------------------------------
                                               Stephen Feinberg, in his capacity
                                               as  the  investment  manager   of
                                               Cerberus Capital Management, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                                                  EXECUTION COPY


                            STOCK PURCHASE AGREEMENT

          This STOCK PURCHASE AGREEMENT (the "Agreement") is made as of March 11, 2003 by and among EXCO Holdings Inc., a Delaware corporation (the "Company") and Cerberus Capital Management, L.P., a Delaware limited partnership, on behalf of one or more funds or affiliates to be designated by it (each a "Purchaser" and, collectively, the "Purchasers"). Capitalized terms used herein but not otherwise defined have the meaning set forth in Section 1.

          1. Definitions. As used herein, the following terms shall have the following meanings:

          "Amended and Restated Certificate of Incorporation" means the Amended and Restated Certificate of Incorporation of the Company, substantially in the form attached hereto as Exhibit A.

          "Ancillary Documents" means the Stockholders' Agreement, the Registration Rights Agreement, the Stock Repurchase Agreement, the Institutional Investor Stock Purchase Agreement, the Bonus Plans, the Stock Participation
Plan, the Contribution Agreement, the Promissory Notes and the Management Purchase Agreement.

          "Board" means the Company's Board of Directors.

          "Bonus Plans" means the Employee Bonus Retention Plans for each of EXCO Holdings Inc. and Addison (as defined herein) substantially in the form attached hereto as Exhibit H.

          "Business Day" means any day that is not a Saturday or Sunday or a legal holiday on which banks are authorized or required by law to be closed in New York.

          "Class A Common Stock" means the Class A Common Stock, par value $.001 per share, of the Company.

          "Class B Common Stock" means the Class B Common Stock, par value $.001 per share, of the Company.

          "Commitment Letter" means the letter, dated December 27, 2002, as amended, by and among Cerberus, ER Acquisition Inc. and Douglas H. Miller and
T. W. Eubank.

          "Common Stock" means the Class A Common Stock and the Class B Common Stock.

          "Contribution  Agreement" means the Contribution Agreement,  dated the
date  hereof,   among  the  Company,   Douglas  H.  Miller  and  T.  W.  Eubank,
substantially in the form attached hereto as Exhibit I.

          "EXCO" means EXCO Resources, Inc., a Texas corporation.

9363158.15

          "EXCO Subsidiaries" means the subsidiaries of EXCO, including without limitation the companies listed on Schedule IV hereto.

          "Friends and Family LLC" means EXCO Investors, LLC, a to be formed Delaware limited liability company.

          "Governmental Authority" shall mean any court, administrative agency or commission or other governmental authority or instrumentality, domestic (federal, state or local) or foreign.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and applicable rules and regulations and any similar state acts.

          "Institutional Investors" means one or more private equity funds with committed equity capital of at least $100,000,000 and that are listed on
Schedule II hereto; provided that such Person purchases at least $10,000,000 of Class A Common Stock pursuant to an Institutional Investor Stock Purchase Agreement.

          "Institutional Investors Stock Purchase Agreement" means the Institutional Investor Stock Purchase Agreement, to be entered into by and among the Company and the Institutional Investors for the purchase of Common Stock, substantially in the form of Exhibit F hereto.

          "Law" means all applicable laws, regulations, rules, ordinances, judgments, orders and decrees of Governmental Authorities.

          "Management Members" means the Persons listed on Schedule III hereto.

          "Management Purchase Agreement" means the Management Purchase Agreement, to be entered into by and among the Company and each of the Management Members and Friends and Family LLC for the purchase of Common Stock, substantially in the form of Exhibit G hereto.

          "Material Adverse Effect" means any change or effect that is materially adverse to the assets, operations, financial condition or results of operations of EXCO and the EXCO Subsidiaries, taken as a whole, excluding in all cases: (i) out-of-pocket fees and expenses (including without limitation legal, accounting, investigatory, and other fees and expenses) incurred in connection with the transactions contemplated by this Agreement, (ii) the payment by EXCO of all amounts due to any officers or employees of EXCO under employment contracts or other employee benefit plans in effect as of the date hereof and which have been listed in the disclosure schedules to the Merger Agreement,
(iii) any effect resulting from any change in law or generally accepted accounting principles, which affect generally entities engaged in the business of EXCO and (iv) any effect resulting from compliance by EXCO and the EXCO Subsidiaries with the terms of the Merger Agreement.

          "Merger  Agreement" means the Agreement and Plan of Merger,  dated the
date  hereof,  by  and  between  EXCO  Resources,   Inc.,  the  Company  and  ER
Acquisition, Inc.


9363158.15                           -2-

          "Merger Documents" means the Merger Agreement and the other agreements and documents entered into pursuant thereto or in connection therewith.

          "Merger Parties" means the Company and its subsidiary and EXCO and the EXCO Subsidiaries.

          "Person" means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

          "Promissory Notes" means the First Secured Promissory Notes dated the Closing Date and the Second Secured Promissory Notes dated the Closing Date, substantially in the form attached hereto as Exhibit J given by certain of the Management Members to the Company as is agreed upon by the Company and the Purchasers.

          "Purchased  Shares"  shall  have the  meaning  given  to such  term in
Section 2(b) of this Agreement.

          "Registration Rights Agreement" means that certain Registration Rights Agreement dated as of the Closing Date, by and among the Company, the Purchasers, the Management Members, Institutional Investors and Friends and Family LLC, in substantially the form attached hereto as Exhibit B.

          "Restricted  Securities"  means (i) the Common Stock issued hereunder,
(ii) any securities issued with respect to the Purchased Shares referred to in clause (i) above by way of a stock dividend or stock split or in connection with a combination of stock, recapitalization, merger, conversion, consolidation or other reorganization and (iii) any securities issued pursuant to an exchange of such Purchased Shares. As to any particular Restricted Securities, such securities shall cease to be Restricted Securities when they have (a) been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them, (b) become eligible for sale pursuant to Rule 144 (or any similar provision then in force) under the Securities Act without any volume or manner of sale limitations or (c) been otherwise transferred and new certificates for them not bearing the Securities Act legend set forth in Section 10 have been delivered by the Company. If certificated, whenever any particular securities cease to be Restricted Securities, the holder thereof shall be entitled to receive from the Company, without expense, new securities of like tenor not bearing a Securities Act legend of the character set forth in Section 10.

          "SEC" means the United States Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

          "Stock Participation Plan" means the Stock Participation Plan for EXCO Holdings Inc. substantially in the form attached hereto as Exhibit K.

9363158.15                           -3-

          "Stock Repurchase Agreements" means the Stock Repurchase Agreements dated the Closing Date, by and between the Company and each of the Management Members substantially in the form attached hereto as Exhibit E.

          "Stockholders' Agreement" means that certain Stockholders' Agreement, dated as of the Closing Date, by and among the Company and the other signatories thereto, in substantially the form attached hereto as Exhibit C.

          "Transactions" means the transactions contemplated by this Agreement, the Ancillary Agreements and the Merger Agreement.

          2.   Authorization and Closing.

               (a) Authorization of the Purchased Shares. The Company shall authorize the issuance and sale to the Purchaser of its Class A Common Stock having the rights and preferences set forth in the Amended and Restated Certificate of Incorporation.

               (b) Purchase and Sale of the Stock. Upon the terms and subject to the conditions set forth herein, at the Closing (as defined below) the Company shall issue and sell to the Purchasers designated by Cerberus prior to the Closing, and such Purchasers shall purchase from the Company, an aggregate of 107,666,667 shares of Class A Common Stock (collectively, the "Purchased Shares") for a purchase price equal to $1.50 per share (the "Purchase Price"); provided that the amounts of such Purchased Shares shall be reduced on a dollar-for-dollar, pro rata basis to the extent that the amount of shares of Class A Common Shares to be purchased by any Person (including, without limitation, Friends and Family LLC) other than the Purchasers in excess of $13,500,000 pursuant to the Management Purchase Agreements or the Institutional Investors Stock Purchase Agreement as provided in a written notice to the Purchasers at least 10 Business Days prior to the Closing Date; provided further, that the aggregate number of shares of Class A Common Stock to be purchased by the Purchasers may not be reduced to less than 71,000,000.

               (c) The Closing. The closing of the purchase and sale of the Purchased Shares (the "Closing") shall take place at the offices of Sayles, Lidji & Werbner, 1201 Elm St., Suite 4400, Dallas, TX 75270, at 10:00 a.m. Central time, concurrently with the closing in connection with the Merger Agreement or at such other place or such other time or date as the Purchaser and the Company may designate (the "Closing Date").

               (d) Purchaser Closing Deliveries. At or prior to the Closing, Purchasers will deliver to the Company:

                    (i) against delivery of a certificate or certificates representing the Purchased Shares being purchased by such Purchaser pursuant to Section 2(b), by a cashier's or certified check, or by wire transfer of immediately available funds to an account designated by the Company no later than two Business Days prior to the Closing Date, an amount equal to the aggregate Purchase Price of such Purchased Shares;

                    (ii) a duly executed copy of the Registration Rights Agreement;

9363158.15                           -4-

                    (iii)   a duly executed copy of the Stockholders' Agreement;
          and

                    (iv) an officer's certificate of the Purchasers to the effect that each of the conditions specified in Sections 8(ii) and
          (iii) has been satisfied;.

                (e) Company Closing Deliveries. At or prior to the Closing, the Company will deliver to each Purchaser:

                    (i) against payment of the Purchase Price therefor, a validly issued certificate or certificates representing the Purchased Shares being purchased by such Purchaser pursuant to Section 2(b), which shall be in definitive form and registered in the name of such Purchaser or its nominee or designee and in a single certificate or in such other denominations as such Purchaser shall request not later than one Business Day prior to the Closing Date;

                    (ii) a duly executed copy of the Registration Rights Agreement;

                    (iii)   a duly executed copy of the Stockholders' Agreement;

                    (iv)   an opinion of Sayles, Lidji & Werbner, counsel to the
          Company,   dated  the  Closing  Date,  in  customary  form  reasonably satisfactory to the Purchaser;

                    (v) an officer's certificate of the Company to the effect that each of the conditions specified in Sections 7(iii), (iv) and (v) has been satisfied;

                    (vi) a copy of the Amended and Restated Certificate of Incorporation certified by the Secretary of State of the state of Delaware;

                    (vii) a duly executed copy of the Management Purchase Agreement between the Company and each of the participating Management Members and Friends and Family LLC;

                    (viii) duly executed copies of the Voting Agreements substantially in the form as attached hereto as Exhibit M (the "Voting Agreements");

                    (ix) duly executed copies of the Stock Repurchase Agreements between the Company and each of the Management Members;

                    (x) a duly executed copy of the Institutional Investors Stock Purchase Agreement;

                    (xi) a copy of the Bonus Plans;

                    (xii) duly executed copies of the Participation Agreement from each participant in such Bonus Plan in the form attached as Exhibit B to the Bonus Plans;

                    (xiii)  a copy of the Stock Participation Plan;

                    (xiv)  duly executed copies of the Promissory Notes;


9363158.15                           -5-

                    (xv)   a duly executed copy of the Contribution Agreement;

                    (xvi)  a  certificate  of  the  secretary  of  the   Company
          substantially in the form attached hereto as Exhibit D;

                    (xvii) a certificate of the secretary of ER Acquisition, Inc. substantially in the form attached hereto as Exhibit L; and

                    (xviii) long-form good standing certificates of each of the Company and ER Acquisition, Inc., its subsidiary, and EXCO and each of the EXCO Subsidiaries.

          3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser that:

                (a) Organization and Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Each of the Company and its subsidiary has all requisite corporate power and authority to carry out the transactions contemplated by each of this Agreement, the Merger Documents and the Ancillary Documents to which it is a party.

                (b) Authorization; No Breach. The execution, delivery and performance of each of this Agreement, the Merger Documents and the Ancillary Documents to which it is a party have been duly authorized by the Company and its subsidiary. Each of this Agreement, the Merger Documents and the Ancillary Documents to which it is a party constitute valid and binding obligations of the Company and its subsidiary, enforceable in accordance with its terms except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally and subject to the availability of equitable remedies. The execution and delivery by the Company and its subsidiary of this Agreement, the Merger Documents and the Ancillary Documents to which it is a party, the offering, sale and issuance of the Purchased Shares hereunder and the fulfillment of and compliance with the respective terms hereof and thereof by the Company and its subsidiary, do not and shall not conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, result in a violation of, or require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to, (i) the organizational documents of the Company or its subsidiary, (ii) any law, statute, rule or regulation to which the Company or its subsidiary is subject, or (iii) any agreement, instrument, order, judgment or decree to which the Company or its subsidiary is subject, except, in the case of subclauses (ii) and (iii) above, for any conflict, result, default, right or other requirement that could not reasonably be expected to have a material adverse effect on the transaction contemplated hereby.

                (c) Capitalization and Related Matters. (i) Schedule I sets forth the outstanding capital stock of the Company immediately following the Closing. Immediately following the consummation of the transactions contemplated hereby, the Company shall have no outstanding stock or securities convertible or exchangeable for stock or containing any profit participation features, nor shall it have outstanding any rights or options


9363158.15                           -6-
     to subscribe for or to purchase its stock or any stock or securities convertible into or exchangeable for its stock or any stock appreciation rights or phantom stock plans, except as set forth on Schedule I.
     Immediately following the consummation of the transactions contemplated hereby and by the Ancillary Documents, all of the outstanding Purchased Shares of the Company shall be validly issued.

                    (ii)   The  Company  has  no  subsidiaries  other  than   ER
     Acquisition, Inc. All of the authorized, issued and outstanding equity securities of ER Acquisition, Inc. are owned by the Company.

                    (iii) The Company has not conducted any business prior to the date hereof and has no, and prior to the Closing Date will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by the Merger Documents and the Ancillary Agreements.

                (d)   Merger  Agreement  Representations  and  Warranties.   The
     representations and warranties of EXCO and the EXCO Subsidiaries in Sections 2.6, 2.7, 2.8, 2.9, 2.19 and 2.23 of the Merger Agreement (including, without limitation, those made on the Closing Date regardless of whether any such representations or warranties survive beyond the Closing Date) were true in all material respects as of the date thereof, and will be true in all material respects on the Closing Date (after giving effect to the Transactions), except in the case of such representations and warranties which are qualified by materiality, which were true in all respects as of the date thereof and will be true in all respects on the Closing Date (after giving effect to the Transactions).

                (e) Information Complete. None of (i) the information concerning the Merger Parties and the Transactions, including the representations or warranties made by the Merger Parties pursuant to this Agreement, the Merger Documents or the Ancillary Agreements (the "Information") that has been or will be prepared or made by or on behalf of any of the Merger Parties and that has been made or will be made available to the Purchasers or any of their authorized representatives in connection with the Transactions, when all such Information is read together in its entirety, or (ii) the filings by any of the Management Members or Institutional Investors with the SEC in connection with or related to the Transactions contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which it was made or prepared, not misleading.

                (f) Other Matters. (i) There are no statutory or contractual securityholders preemptive rights or rights of refusal to which the Company is a party other than pursuant to the Stockholders Agreement. (ii) If the representations and warranties of the Purchaser set forth in Section 5 are accurate, the offer, sale and issuance of the Stock is exempt from the registration and prospectus delivery requirements of the Securities Act or any applicable state securities laws. (iii) No Default (as defined in the Domestic Credit Agreement or Canadian Credit Agreement respectively) or Event of Default (as defined in the Domestic Credit Agreement or Canadian Credit Agreement respectively) pursuant to the terms of either of (A) the


9363158.15                           -7-

     Restated Credit Agreement, dated as of December 18, 2001 (the "Domestic Credit Agreement"), as amended by the First Amendment thereto, dated as of April 26, 2002, the Second Amendment thereto, dated as of June 24, 2002, the Third Amendment thereto, dated as of September 30, 2002, and the Fourth Amendment thereto, dated as of November 22, 2002, between EXCO Resources, Inc. and EXCO Operating, L.P., as borrowers (collectively, "EXCO Borrowers"), the lenders party thereto, and Bank One, NA, as administrative agent for the lenders (the "Agent"), or (B) the Restated Credit Agreement, dated as of December 18, 2001 (the "Canadian Credit Agreement", and together with the Domestic Credit Agreement, the "Credit Agreements"), as amended by the First Amendment thereto, dated as of April 26, 2002, the Second Amendment thereto, dated as of June 24, 2002, the Third Amendment thereto, dated as of September 30, 2002, and the Fourth Amendment thereto, dated as of November 22, 2002 between Addison Energy Inc. ("Addison", and together with the EXCO Borrowers, the "Borrowers"), the lenders party thereto, and Bank One, NA, Canada Branch, as administrative agent for the lenders has occurred and is continuing or would result from the consummation of the Transactions following the amendment of the Credit Agreements in a manner consistent with the Commitment Letter, dated February 28, 2003.

          4.  Covenants of the Company and its subsidiary.

                (a) The Company shall afford, and shall cause its subsidiary and EXCO and the EXCO Subsidiaries to afford, to the Purchasers and the Purchasers' accountants, counsel and representatives full access during normal business hours throughout the period prior to the Closing Date (or the earlier termination of this Agreement pursuant to Section 11(b)) to all their respective properties, books, commitments, contracts and records and, during such period, shall, upon request, furnish promptly to the Purchasers (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of Federal or state securities laws, and (ii) all other information concerning them as the Purchasers may reasonably request, provided that no investigation or receipt of information pursuant to this Section 4(a) shall affect any representation or warranty of the Company or the conditions to the obligations of the Purchasers.

                (b) The Company shall supplement the Information (other than any representations and warranties) from time to time until the Closing Date so that the representations and warranties in Section 3(e) shall remain correct.

                (c) The Company shall, and shall cause its subsidiary to, (i) subject to the satisfaction of the conditions set forth in Section 8, execute and deliver the Merger Documents and the Ancillary Documents to which it is a party and such other documents, certificates, agreements and other writings and
(ii) take such other actions, in each case, as may be necessary or reasonably requested by any of the Purchasers in order to consummate or implement expeditiously the Transactions in accordance with the terms of this Agreement, the Merger Documents and the Ancillary Documents.

                (d) The Company shall use its reasonable best efforts to cause all conditions precedent to the obligations of the Company and the Purchasers to


9363158.15                           -8-
be satisfied. Upon the terms and subject to the conditions of this Agreement, the Company will use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

                (e) To the extent required by the HSR Act, the Company shall, to the extent it has not already done so, (a) file or cause to be filed, as promptly as practicable after the execution of this Agreement, with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, all reports and other documents required to be filed by it under the HSR Act concerning the transactions contemplated hereby or in connection with the other Transactions and (b) promptly comply with or cause to be complied with any requests by the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice for additional information concerning such transactions, in each case so that the waiting period applicable to this Agreement and the Transactions under the HSR Act shall expire as soon as practicable after the execution and delivery of this Agreement. The Company agrees to request, and to cooperate with EXCO or the Purchasers in requesting, early termination of any applicable waiting period under the HSR Act.

                (f) The Company (i) shall use its reasonable best efforts to obtain all necessary consents, waivers, authorizations and approvals of all Governmental Authorities and of all other Persons required in connection with the execution, delivery and performance of this Agreement, the Merger Documents and the Ancillary Documents or the consummation of the Transactions and (ii) shall diligently assist and cooperate with EXCO and the Purchasers in preparing and filing all documents required to be submitted by EXCO, the Company or the Purchasers to any Governmental Authority in connection with such transactions, including but not limited to a proxy statement to solicit proxies from the stockholders of EXCO (together with any amendments thereto, the "Proxy Statement") and a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") (which assistance and cooperation shall include, without limitation, timely furnishing or causing to be furnished to the Purchasers all information concerning EXCO, the EXCO Subsidiaries (to the extent available to the Company) or the Company and its subsidiary that counsel to the Purchasers reasonably determines is required to be included in such documents or would be helpful in obtaining any such required consent, waiver, authorization or approval). Prior to the filing of any such documents, including the Proxy Statement and the Schedule 13E-3, or any amendments or supplements thereto, the Company shall (i) provide the Purchasers and Purchasers' counsel with an adequate and appropriate opportunity to participate in the preparation thereof which documents shall be subject to the review and comment of Purchasers and their counsel, and (ii) not file any such document to which Purchasers or their counsel shall have reasonably objected on the grounds that such filing does not comply in all material respects with applicable legal requirements or contains any misstatement or omission.

                (g) The Company shall use all of the proceeds from the issuance of the Purchased Shares for payments to holders of shares of common stock, preferred stock or options of EXCO pursuant to the Merger Agreement and to pay the fees and expenses related to the Transactions.


9363158.15                           -9-

          5.   Purchasers'  Investment Representations.   Each Purchaser  hereby
represents and warrants on behalf of itself only and not jointly that:

               (a) Such Purchaser is acquiring the Purchased Shares purchased hereunder or acquired pursuant hereto for its own account with the present intention of holding such securities for purposes of investment, and that it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws.

               (b) Such Purchaser understands that the Purchased Shares have not been registered under the Securities Act or the securities laws of any state and must be held indefinitely unless subsequently registered under the Securities Act and any applicable state securities laws or unless an exemption from such registration becomes or is available.

               (c) Such Purchaser is an "accredited investor", as defined under Rule 501(a) promulgated under the Securities Act.

               (d) Such Purchaser has all requisite power and authority to execute and deliver this Agreement and consummate the transactions contemplated hereby. Such Purchaser has taken all action as and in the manner required by law, its certificate of incorporation or bylaws, its limited partnership agreement or otherwise to authorize the execution, delivery and performance of this Agreement and the other Ancillary Documents to which it is a party and the transactions contemplated hereby and thereby.

               (e) The execution and delivery of this Agreement, and the other Ancillary Documents to which it is a party, do not, and the consummation of the transactions contemplated hereby and thereby will not, violate (i) any provisions of the organizational documents of such Purchaser, (ii) any material terms of any material contract or commitment of any kind or character to which such Purchaser is a party or by which it or its property may be bound, or (iii) any law, regulation, rule, judgment or order applicable to such Purchaser or its respective property.

               (f) This Agreement and the other Ancillary Documents to which such Purchaser is a party, each constitute the valid and binding obligation of such Purchaser, enforceable in accordance with their terms except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally and subject to the availability of equitable remedies.

               (g) Such Purchaser is not a party to or in any way obligated to make any payment relating to, any contract or outstanding claim for the payment of any broker's or finder's fee in connection with the origin, negotiation, execution or performance of this Agreement or the purchase of the Purchased Shares hereunder.

          6.  Covenants of the Purchaser.

               (a) The Purchasers shall (i) subject to the satisfaction of the conditions set forth in Section 8, execute and deliver the Ancillary Documents


9363158.15                           -10-
to which it is a party and such other documents, certificates, agreements and other writings and (ii) take such other actions, in each case, as may be necessary or reasonably requested by the Company in order to consummate or implement expeditiously the Transactions in accordance with the terms of this Agreement, the Merger Documents and the Ancillary Documents.

               (b) The Purchasers shall use their reasonable best efforts to cause all conditions precedent to the obligations of the Company and the Purchasers to be satisfied. Upon the terms and subject to the conditions of this Agreement, the Purchasers will use their commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

               (c) The Purchasers (i) shall use their reasonable best efforts to obtain all necessary consents, waivers, authorizations and approvals of all Governmental Authorities and of all other Persons required in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions and (ii) shall diligently assist and cooperate with EXCO and the Company in preparing and filing all documents required to be submitted by EXCO, the Company or the Purchasers to any Governmental Authority in connection with such transactions, including but not limited to the Proxy Statement and the Schedule 13E-3 (which assistance and cooperation shall include, without limitation, timely furnishing or causing to be furnished to the Company all information concerning the Purchasers that counsel to the Purchasers determines is required to be included in such documents or would be required in obtaining any such required consent, waiver, authorization or approval).

          7. Conditions to the Obligations of the Purchasers. The obligation of the Purchasers to purchase and pay for the Purchased Shares at the Closing and the other obligations of the Purchasers hereunder required to be performed on the Closing Date shall be subject to the satisfaction (or waiver by the Purchasers) as of the Closing Date of the following conditions:

               (i) The Merger Agreement shall be in full force and effect and all conditions to the obligations of ER Acquisition, Inc. under the Merger Agreement shall have been satisfied or, with the consent of Purchasers, waived pursuant to the terms therein, and the acquisition contemplated by the Merger Agreement shall be consummated immediately following the Closing.

               (ii) The Purchaser shall have received the closing deliveries described in Section 2(e) hereof.

               (iii) The representations and warranties of the Company contained in this Agreement that are qualified as to materiality or material adverse effect shall have been true and correct when made and as of the Closing Date as though made on and as of the Closing Date; the representations and warranties of the Company made in this Agreement that are not qualified as to materiality or material adverse effect shall be true and correct in all material respects when made and as of the Closing Date as though made on and as of the Closing Date.


9363158.15                           -11-

               (iv) The Company and its subsidiary shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Company and its subsidiary by the Closing Date.

               (v) There shall not have occurred since September 30, 2002 a Material Adverse Effect.

               (vi) There shall exist no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality (other than shareholder litigation pending as of December 18, 2002 relating solely to the transactions contemplated by the Merger Agreement) which relates to the Transactions or which, in the reasonable judgment of the Purchasers, has a reasonable likelihood of having a material adverse effect on the condition (financial or otherwise), operations, performance, properties, assets, liabilities, business or prospects of EXCO and the EXCO Subsidiaries, taken as a whole.

               (vii) The Purchasers shall have received copies of the loan agreement, promissory note and other agreements and documents securing, evidencing or otherwise relating to the Credit Agreements, which shall be in form and substance satisfactory to the Purchasers.

               (viii) The Credit Agreements shall have been amended on terms and conditions consistent with the Commitment Letter, dated February 28, 2003, and with respect to terms not included in the Commitment Letter, on terms and conditions reasonably satisfactory to the Company and the Purchasers.

               (ix) EXCO and the EXCO Subsidiaries shall have obtained all required material licenses, waivers, consents and approvals, governmental and otherwise, in connection with this Agreement, the Ancillary Documents, the Merger Documents and the Transactions and the operation of EXCO's business and the business of its subsidiaries, and such material licenses, waivers, consents and approvals shall be in full force and effect.

               (x) EXCO and the EXCO Subsidiaries shall have maintained in full force and effect all insurance policies in effect as of this Agreement on the terms and conditions as are currently in effect.

               (xi) The Company shall have filed the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, such Amended and Restated Certificate shall have been accepted for filing and such Certificate shall not have been amended.

               (xii) At the Closing, after giving effect to the payment of the merger consideration pursuant to the Merger Agreement and all expenses of the Company and its subsidiary and EXCO and the EXCO Subsidiaries in connection with the Transactions, there shall not be less than $10,000,000 of availability under the Credit Agreements and EXCO shall have delivered evidence satisfactory to the Purchasers that the Credit Agreements have been amended to permit the consummation of the Transactions and/or that any


9363158.15                           -12-

     Default or Event of Default that would otherwise occur as a result of the consummation of any of the Transactions shall have been waived.

               (xiii) The Management Members, Friends and Family LLC and the Company shall have executed and delivered the Management Purchase Agreements and shall have purchased shares of Class A Common Stock for not less than $13,500,000 and not more than $63,500,000 in the aggregate pursuant to such Agreements, of which at least $13,500,000 of such shares shall have been purchased by the Management Members.

               (xiv) Each of the Management Members and the Company shall have executed and delivered Stock Repurchase Agreements and Voting Agreements substantially in the form attached hereto as Exhibit E and Exhibit K and performed their respective obligations thereunder.

               (xv) If an Institutional Investor and the Company shall have executed an Institutional Investor Stock Purchase Agreement, the Company and such Institutional Investor shall have executed and delivered such Institutional Investor Stock Purchase Agreement and performed their respective obligations thereunder.

               (xvi) Certain Management Members agreed upon by the Company and the Purchasers shall have executed and delivered the Promissory Notes.

               (xvii)   The Company  and Addison  shall have  adopted the  Bonus
     Plans.

               (xviii) Each participant in the Bonus Plans shall have executed and delivered a Participation Agreement in the form attached as Exhibit B to the Bonus Plans.

               (xix) The Company and each of the other signatories to the Stockholders' Agreement shall have executed and delivered the Stockholders' Agreement.

               (xx) The Company, the Purchasers, the participating Management Members, the Institutional Investors and Friends and Family LLC shall have executed the Registration Rights Agreement.

               (xxi) The Company and each of Douglas H. Miller and T. W. Eubank shall have executed and delivered the Contribution Agreement and performed their respective obligations thereunder.

               (xxii) The Company shall have established the Stock Participation Plan.

          8. Conditions to the Obligations of the Company. The obligation of the Company to sell the Purchased Shares and the other obligations of the Company and its subsidiaries hereunder required to be performed on the Closing Date shall be subject to the satisfaction (or waiver by the Company) as of the Closing Date of the following conditions:

               (i) The Company shall have received the closing deliveries described in Section 2(d) hereof.


9363158.15                           -13-

               (ii) The representations and warranties of each of the Purchasers contained in this Agreement that are qualified as to materiality or material adverse effect shall have been true and correct when made and as of the Closing Date as though made on and as of the Closing Date; the representations and warranties of each of the Purchasers made in this Agreement that are not qualified as to materiality or material adverse effect shall be true and correct in all material respects when made and as of the Closing Date as though made on and as of the Closing Date.

               (iii) The Purchasers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Purchasers by the Closing Date.

               (iv) Any applicable waiting period under the HSR Act shall have expired or been terminated.

               (v) The Credit Agreements shall have been amended on terms and conditions consistent with the Commitment Letter, dated February 28, 2003, and with respect to terms not included in the Commitment Letter, on terms and conditions reasonably satisfactory to the Company and the Purchasers.

          9.   Indemnification.

               (a) Indemnification by the Company. For the time periods and subject to the limitations and conditions set forth below or elsewhere in this
Section 9, the Company agrees to indemnify and hold harmless and defend Purchasers and their respective successors and permitted assigns and its or their respective officers, directors, employees, representatives, attorneys, consultants and agents (individually a "Purchaser Indemnified Party" and collectively, the "Purchaser Indemnified Parties") from and against all loss, liability, damage or expense ("Losses") that are sustained or incurred by any of the Purchaser Indemnified Parties by reason of, resulting from or arising out of all or any of the following:

                    (i) any breach or inaccuracy of a representation or warranty of the Company contained in this Agreement or in any Ancillary Document (without regard to any Material Adverse Effect or materiality qualification);

                    (ii) any breach of or failure by the Company or its subsidiary to perform any of its covenants, agreements or other obligations contained in this Agreement or in any Ancillary Document;

                    (iii) third party claims in connection with the transactions pursuant to the Merger Agreement or the other Merger Documents;

                    (iv) third party claims in connection with the Commitment Letter or the extension or arrangement, as applicable, of the financing of the transactions contemplated by the Merger Agreement pursuant to this Agreement; or

                    (v) third party claims in connection with any use or intended use of the Commitment Letter or the proceeds of this Agreement.


9363158.15                           -14-

               (b) Indemnification by Purchasers. Purchasers agree to, severally but not jointly, indemnify and hold harmless and defend the Company and its successors and permitted assigns and its officers, directors, employees, representatives, attorneys, consultants and agents (individually a "Company Indemnified Party" and collectively, the "Company Indemnified Parties") from and against any and all Losses that are sustained or incurred by any of the Company Indemnified Parties by reason of, resulting from or arising out of all or any of the following:

                    (i) any breach or inaccuracy of a representation or warranty of any Purchaser contained in this Agreement or in any Ancillary Document; or

                    (ii) any breach of or failure by any Purchaser to perform any of its covenants, agreements or other obligations contained in this Agreement or in any Ancillary Document.

               (c) Claims Procedure. Except with respect to third party claims, actions or suits covered by Section 9(d), any Purchaser Indemnified Party or Company Indemnified Party who wishes to make a claim for indemnification for a Loss pursuant to Sections 9(a) or (b), as applicable (an "Indemnified Party"), shall give written notice to each Person from whom indemnification is being claimed (an "Indemnifying Party") with reasonable promptness after the Indemnified Party's discovery of the facts and circumstances giving rise to the indemnification claim. The Indemnified Party shall supply the Indemnifying Party such information and documents as it has in its possession regarding such claim, together with all pertinent information in its possession regarding the amount of the Loss it asserts it has sustained or incurred, and will permit the Indemnifying Party to inspect such other records and books in the possession of the Indemnified Party and relating to the claim and asserted Loss as the Indemnifying Party shall reasonably request. The Indemnifying Party shall have a period of 30 days after receipt by the Indemnifying Party of such notice and such evidence to either (i) agree to the payment of the Loss to the Indemnified Party or (ii) contest the payment of the Loss. If the Indemnifying Party does not agree to or contest the payment of the Loss within such 30 day period, the Indemnifying Party shall be deemed to have accepted all of the Loss. If the Indemnifying Party agrees to the payment of the Loss or has been deemed to have accepted all of the Loss, then the Indemnifying Party shall, within 10 business days after such agreement or acceptance, pay to the Indemnified Party the amount of the Loss that is payable pursuant to, and subject to the limitations set forth in this Agreement. The failure to give the notice referred to herein with reasonable promptness shall not relieve the Indemnifying Party of its indemnification obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced as a result of the failure to give such notice.

               (d)   Third Party Claims.

                    (i) If any claim, action at law or suit in equity is instituted by a third party against an Indemnified Party with respect to which an Indemnified Party intends to claim indemnification for any Losses under Sections 9(a) or (b), as applicable, such Indemnified Party shall give written notice to the Indemnifying Party of such claim, action or suit with reasonable promptness. The failure to give the notice required by this
     Section 9(d) with reasonable  promptness shall not relieve the Indemnifying


9363158.15                           -15-

     Party of its indemnification obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced as a result of the failure to give such notice.

                    (ii) The Indemnified Party shall have the right to conduct and control, through counsel of its choosing, the defense of such third party action or suit and shall do so in good faith; provided, however, that the Indemnifying Party may participate at its own expense, with counsel of its choosing, in the defense of such third party action or suit although such action or suit shall be controlled by the Indemnified Party. If the Indemnified Party does not notify the Indemnifying Party that it is assuming the right to conduct and control the defense of such third party action or suit when it delivers the initial notice of the third party claim, the Indemnifying Party shall have the right, at the expense of the Indemnifying Party, to conduct and control, through counsel of its choosing, the defense of such third party action or suit and shall do so in good faith; provided, however, that the Indemnified Party may participate at its own expense, with counsel of its choosing, in the defense of such third party action or suit although such action or suit shall be controlled by the Indemnifying Party.

                    (iii) The Indemnified Party and the Indemnifying Party shall cooperate with each other to the fullest extent possible in regard to all matters relating to the third-party claim, including, without limitation, corrective actions required by applicable Law, assertion of defenses, the determination, mitigation, negotiation and settlement of all amounts, costs, actions, penalties, damages and the like related thereto, access to the books and records of the Company and its Subsidiaries, and, if necessary, providing the party controlling the defense of the third party claim and its counsel with any powers of attorney or other documents required to permit the party controlling the defense of the third party claim and its counsel to act on behalf of the other party.

                    (iv) Neither the Indemnified Party nor the Indemnifying Party shall settle any such third party claim without the consent of the other party, which consent shall not be unreasonably withheld; provided, however, that if such settlement involves the payment of money only and the release of all claims and the Indemnified Party is completely indemnified therefore and nonetheless refuses to consent to such settlement, the Indemnifying Party shall cease to be obligated for such third party claim. Any compromise or settlement of the claim under this Section 9(d) shall include as an unconditional term thereof the giving by the claimant in question to the Indemnifying Party and the Indemnified Party of a release of all liabilities in respect of such claims.

          10.   Legend.  If  certificated,  each   certificate  for   Restricted
Securities shall be imprinted with a legend in substantially the following form:

     "THE SECURITIES REPRESENTED BY THIS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE
     SECURITIES LAWS, AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER AND COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. THE SECURITIES REPRESENTED BY THIS


9363158.15                           -16-

     CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THAT CERTAIN STOCKHOLDERS' AGREEMENT, DATED AS OF _______ __, 2003, AS AMENDED AND MODIFIED FROM TIME TO TIME, AMONG EXCO HOLDINGS INC. (THE "COMPANY") AND CERTAIN OTHER PARTIES THERETO. A COPY OF SUCH AGREEMENT SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE."

          11.   Miscellaneous.

               (a) Remedies. Purchaser shall have all rights and remedies set forth in this Agreement and the other Ancillary Documents and all of the rights that any Purchaser has under any law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any Person having any rights under this Agreement may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

               (b) Termination. This Agreement may be terminated (i) at any time prior to the Closing Date by mutual agreement of the Company and Cerberus Capital Management, L.P. ("Cerberus"), on behalf of all of the Purchasers, (ii) if the Closing shall not have occurred on or prior to December 6, 2003, by either the Company or Cerberus, at any time after December 6, 2003; provided that the right to terminate this Agreement under this Section 11(b)(ii) shall not be available to any party whose action or failure to act has been the cause or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement, (iii) by Cerberus upon the occurrence of a Material Adverse Effect or
(iv) by the Company or Cerberus, if the Merger Agreement has been terminated.

               (c) Expenses. The Company agrees to pay or reimburse the Purchasers for all reasonable costs, fees and expenses (including but not limited to all reasonable fees and other client charges and expenses of (i) each of (A) Schulte Roth & Zabel LLP, (B) Osler Hoskins & Harcort and (C) Thompson & Knight, counsel to Purchasers (ii) the accountants for the Purchasers and (iii) engineers and other advisors of the Purchasers) ("Expenses"), incurred by, or on behalf of, Purchasers in connection with the preparation, negotiation, execution and delivery of the Commitment Letter and the Term Sheets, this Agreement, the Ancillary Documents and the satisfaction of the conditions precedent to this Agreement at the earlier of (i) upon the Closing, (ii) upon the consummation of the transactions contemplated by the Merger Agreement (whether or not the transactions contemplated by this Agreement are consummated) or (iii) upon the Company or its subsidiary becoming entitled to the Expense Reimbursement (as defined in the Merger Agreement or the Termination Fee (as defined in the Merger Agreement) (collectively, a "Break-Up Fee") in respect of the termination of the Merger Agreement; provided that, in the case of a payment or reimbursement of Expenses upon the occurrence of (iii), such reimbursement shall not exceed the amount of such Break-Up Fee. The obligations of the Company under this paragraph and the following paragraph shall remain effective notwithstanding any termination of this Agreement, except as provided herein.


9363158.15                           -17-

               (d)   Equity Fee.  The Company  shall  pay  to  Cerberus  a  non-
refundable standby equity fee of 1% of an amount equal to (x) $161,500,000 minus
(y) the product of (i) $1.50 and (ii) the number of shares of Class A Common Shares of the Company purchased by the Purchasers pursuant to this Agreement on the Closing Date (the "Equity Fee") at the earlier to occur of (A) the Closing,
(B) upon the consummation of the transactions contemplated by the Merger Agreement (whether or not the transactions contemplated by this Agreement are consummated, (C) the date on which the Company or any of the Company's officers, directors or affiliates (the "Company Representatives") enters into an agreement, arrangement or understanding (including without limitation a letter of intent or commitment letter (any such agreement, arrangement or understanding, an "Acceptance") with respect to any transaction relating to EXCO or any EXCO Subsidiary as a replacement for or instead of this Agreement (except to the extent such Acceptance was entered into after the Purchasers terminated this Agreement pursuant to Section 11(b)(iii)) and (D) receipt of a Break-Up Fee.

               (e) Break-Up Fee. In the event that the transactions contemplated by the Merger Agreement are not consummated and the Company or its subsidiary receives a Break-Up Fee in respect of the termination of the Merger Agreement (or any agreement executed in anticipation of the execution of the Merger Agreement), (i) such Break-Up Fee shall be used to pay or reimburse the Equity Fee and all other fees and expenses incurred by or on behalf of, first, Cerberus and the Purchasers, to the extent not fully reimbursed pursuant to the other provisions of this Agreement and second, the Company, each in connection with the Transactions and the Commitment Letter, including without limitation all legal and accounting fees and expenses and travel related expenses, and then
(ii) any remaining balance of the Break-Up Fee shall be paid 20% to the Company on the one hand and 80% to Cerberus (and, on a pro rata basis, Friends and Family LLC and such Institutional Investors and Management Members who have agreed to purchase Class A Common Stock in excess of $13,500,000) on the other hand.

               (f) Press Releases. The Company and Purchasers will consult with the other before issuing, and provide the other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated hereby or by the Merger Documents and will not issue any such press release or make any such public statement without the other party's prior written consent, except that a party hereto may make such disclosures as are required by law, but only after disclosing to each of the other parties hereto the basis for concluding that such disclosure is so required and the contents of such disclosure.

               (g) Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument and shall be deemed to have been duly given when delivered in person, by telecopy, by facsimile, by nationally-recognized overnight courier, or by first class registered or certified mail, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee as follows:

          if to the Company, to the address set forth below:

          EXCO Holdings Inc.
          6500 Greenville Ave., Suite 600, LB17
          Dallas, Texas  75206
          Attention:  Douglas H. Miller
          Fax Number:  (214) 378-5442


9363158.15                           -18-
          with copies to:

          Sayles, Lidji & Werbner
          1201 Elm St., 44th Fl.
          Dallas, Texas  75270
          Attention:  Brian Lidji
          Fax Number:  (214) 939-8787

          If to the Purchasers, to the address set forth below:

          Cerberus Capital Management L.P.
          450 Park Avenue
          New York, New York 10022
          Attention:  Lenard Tessler
          Fax Number: (212) 891-1514

          with copies to:

          Schulte Roth & Zabel LLP
          919 Third Avenue
          New York, NY 10022
          Attention:  Stuart D. Freedman, Esq.

          All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy or facsimile, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day and (c) in the case of mailing, on the third Business Day following such mailing if sent by certified mail, return receipt requested.

               (h) Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not.

               (i) Consent to Amendments. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of each of the Purchasers. No other course of dealing between the Company and the Purchaser or any delay in exercising any rights hereunder operate as a waiver of any rights of Purchaser.

               (j) Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this
Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by the Purchaser or on its behalf.


9363158.15                           -19-

               (k) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

               (l) Entire Agreement. Except as otherwise expressly set forth herein, this Agreement, the Commitment Letter and the other Ancillary Documents embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

               (m) Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

               (n) Governing Law. This Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflicting provision or rule (whether of the State of Delaware, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Delaware to be applied. In furtherance of the foregoing, the internal law of the State of Delaware will control the interpretation and construction of this Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

               (o)  Jurisdiction and Venue.

                    (i) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself or himself and its or his property, to the exclusive jurisdiction of any New York state court sitting in New York county or federal court of the United States of America sitting in New York county, and any appellate court presiding thereover, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York state court or, to the extent permitted by law, in any such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                    (ii) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it or he may legally and effectively do so, any objection that it or he may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder in any State or federal court sitting in New York county. Each


9363158.15                           -20-
     of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

               (p) The parties hereto further agree that the notice of any process required by any such court in the manner set forth in Section 11(g) shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by law.

               (q) Waiver of Jury Trial. THE COMPANY AND THE PURCHASER HEREBY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE VALIDITY, PROTECTION, INTERPRETATION OR ENFORCEMENT THEREOF. THE COMPANY AND THE PURCHASER AGREE THAT THIS SECTION IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND WOULD NOT ENTER INTO THIS AGREEMENT IF THIS SECTION WERE NOT PART OF THIS AGREEMENT.

               (r) Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

                                    * * * * *


























9363158.15                           -21-

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.


                                               EXCO HOLDINGS INC.


                                               By:______________________________
                                                  Name:
                                                  Title:


                                               CERBERUS CAPITAL MANAGEMENT, L.P.


                                               By:______________________________
                                                  Name:
                                                  Title:





























9363158.15                           -22-

                                                                       EXHIBIT A
                                                                       ---------



                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                -------------------------------------------------

                                                                       EXHIBIT A


                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                               EXCO HOLDINGS INC.



                                  ARTICLE ONE

          The name of the corporation is EXCO Holdings Inc. (the "Corporation").

                                  ARTICLE TWO

          The address of the Corporation's registered office in the State of Delaware is located at 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware. The name of its registered agent at such address is Corporation Trust Company.

                                 ARTICLE THREE

          The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "General Corporation Law").

                                  ARTICLE FOUR

          1. Shares, Classes and Series Authorized. The total number of shares of capital stock which this Corporation shall have authority to issue is 347,872,598 shares. The classes and the aggregate number of shares of stock of each class which the Corporation shall have authority to issue are as follows:

          (i) 127,872,598 shares of Common Stock, $0.001 par value (the "Common Stock"), of which:

               (A) 115,946,667 shares will be designated Class A Common Stock (the "Class A Common Stock"), and

               (B) 11,925,931 shares will be designated Class B Common Stock (the "Class B Common Stock" and, together with the Class A Common Stock, the "A/B Common Stock"), and

          (ii) 20,000,000 shares of Preferred Stock, $0.001 par value (the "Preferred Stock").

          The powers, preferences and rights and the qualifications, limitations and restrictions in respect of the shares of each class are set forth in the following Sections. Notwithstanding anything to the contrary elsewhere contained


9363885.6
Tel      Fax
in this Certificate of Incorporation, the affirmative vote of a majority of each the Class A Common Stock and Class B Common Stock, voting as separate classes, shall be required to increase, whether by amendment, merger or otherwise, the shares of Class B Common Stock that the Corporation shall have authority to issue pursuant to this Section 1 of Article 4.

          2. Powers and Rights of the Class A Common Stock and the Class B Common Stock. Except as otherwise expressly provided in this Certificate of Incorporation, all issued and outstanding shares of Class A Common Stock and Class B Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges.

               (a) Voting Rights and Powers. Subject to the rights and preferences of any additional class of Common Stock and of the Preferred Stock set forth in this Article Four and in any resolution or resolutions providing for the issuance of such stock as set forth in Section 3 and Section 4 of this Article Four, the holders of the outstanding shares of Class A Common Stock and Class B Common Stock shall vote together with the holders of any other outstanding shares of capital stock of the Corporation entitled to vote, without regard to class, and every such holder shall be entitled to cast thereon one vote in person or by proxy for each share of A/B Common Stock standing in his name.

               (b) Dividends. Subject to the rights and preferences of any additional class of Common Stock and of the Preferred Stock set forth in this Article Four and in any resolution or resolutions providing for the issuance of such stock as set forth in Section 3 and Section 4 of this Article Four, the holders of Class A Common Stock and Class B Common Stock shall be entitled to receive ratably such dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor.

               (c) Redemption. The A/B Common Stock is not redeemable.

               (d) Distribution of Assets Upon Liquidation. (i) In the event the Corporation shall be liquidated, dissolved or wound up, whether voluntarily or involuntarily (any such event, a "Liquidation"), after there shall have been paid or set aside for the holders of all shares of any additional class of Common Stock and of the Preferred Stock then outstanding, if any, the full preferential amounts to which they are entitled under this Article Four or the resolutions, as the case may be, authorizing the issuance of such additional class(es) of Common Stock or such Preferred Stock, the holders of the Class A Common Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of the Class B Common Stock by reason of their ownership thereof, an amount per share equal to $1.50. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Class A Common Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of the holders of all shares of any additional class(es) of Common Stock and of the Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the


9363885.6
Tel      Fax
holders of the Class A Common Stock and in proportion to the amount of such stock owned by each holder.

                    (ii) For purposes of this Section 2(d), a Liquidation of this Corporation shall be deemed to be occasioned by, or to include,
          (A) the acquisition of this Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation but excluding any merger effected solely for the purpose of changing the domicile of the Corporation), (B) a sale or other disposition of all or substantially all of the assets of the Corporation, (C) any transaction or series of related transactions in which the Corporation's stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation's acquisition or sale or otherwise) hold less than 50% of the voting power of the surviving or acquiring entity, or (D) the conversion, exchange or substitution of any shares of Common Stock into any other property or security (a "Sale Transaction").

                    (iii) Upon the completion of the distribution required by subsection (i) of this Section 2(d) and any other distribution that may be required with respect to any shares of any additional class(es) of Common Stock or the Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed ratably among the holders of the A/B Common Stock and in proportion to the amount of such stock owned by each holder.

               (e)  Sale  Transaction  Consideration.   Any  securities  of  the
surviving Person to be delivered to the holders of shares of Class A Common Stock in a Sale Transaction shall be valued as follows:

                    (i) With respect to securities that do not constitute "restricted securities," as such term is defined in Rule 144(a)(3) promulgated under the Securities Act, the value shall be deemed to be the Current Market Price of such securities as of three (3) days prior to the date of distribution.

                    (ii) With respect to securities that constitute "restricted securities," as such term is defined in Rule 144(a)(3) promulgated under the Securities Act, and that are of the same class or series as securities that are publicly traded, the value shall be adjusted to make an appropriate discount from the value as set forth above in clause (i) to reflect the appropriate fair market value thereof, as mutually determined by the Board of Directors and the holders of a majority of the shares of Class A Common Stock, or if there is no active public market with respect to such class or series of securities, such securities shall be valued in accordance with clause
          (i) above, giving appropriate weight, if any, to such restriction as mutually determined by the Board of Directors and the holders of a majority of the shares of Class A Common Stock, or, if the Board of Directors and the holders of a majority of the shares of Class A Common Stock shall fail to agree, at the Corporation's expense by an


9363885.6
Tel      Fax
          independent appraiser chosen by the Board of Directors and reasonably acceptable to the holders of a majority of the shares of Class A Common Stock.

               (f) Automatic Conversion. (i) Each share of A/B Common Stock shall, immediately upon the closing of the sale of a class of the Corporation's Common Stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the "Securities Act") other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto) or to an employee benefit plan of the Corporation (an "IPO"), automatically be converted into shares of such Common Stock. Each share of Class B Common Stock shall be converted on a basis of one share of such new class of Common Stock for each share of Class B Common Stock held and each share of Class A Common Stock shall be converted into (i) one share of such new class of the Corporation's Common Stock plus (ii) that number or portion of shares of such new class of Common Stock equal to a fraction, the numerator of which shall equal $1.50 and the denominator of which shall equal the public offering price (prior to underwriters' discounts and expenses) of the Common Stock in the IPO.

                    (ii) Upon the occurrence of an IPO, each holder of A/B Common Stock shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder the shares of the new class of Common Stock to which he shall be entitled as aforesaid.

               (g) Notice. Written notice of a Liquidation or a Sale Transaction stating a payment or payments and the place where such payment or payments shall be payable, shall be delivered in person, mailed by certified mail, return receipt requested, mailed by overnight mail or sent by telecopier, not less than ten (10) days prior to the earliest payment date stated therein, to the holders of record of shares of Class A Common Stock, such notice to be addressed to each such holder at its address as shown by the records of the Corporation.

               (h) Split, Subdivision or combination. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class of Common Stock shall be proportionally split, subdivided or combined in the same manner and on the same basis as the outstanding shares of the other class of Common Stock have been split, subdivided or combined.

          3. Additional Classes of Common Stock. Undesignated authorized shares of Common Stock may be issued from time to time in one or more classes (other than A/B Common Stock) and in such amounts as may be determined by the Board of Directors. The voting powers, designations, preferences and relative, participating, optional or other special rights, if any, or the qualifications, limitations or restrictions thereof, if any, of the Common Stock of each


9363885.6
Tel      Fax
additional class shall be such as are fixed by the Board of Directors, the authority to do so being hereby expressly granted, and as are stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of such class of Common Stock (the "Directors' Common Resolution"). The Directors' Common Resolution as to any series shall (i) designate the class, (ii) fix the dividend rate, if any, of such class, the payment dates for dividends on shares of such class and the date or dates, or the method of determining the date or dates, if any, from which dividends on shares of such class shall be or shall not be cumulative, (iii) fix the amount or amounts payable on shares of such series upon voluntary or involuntary liquidation, dissolution, or winding up, and (iv) state the price or prices or rate or rates, and adjustments, if any, at which, and the time or times and the terms and conditions on which, shares of such class may be redeemed at the option of the Corporation. Such Directors' Common Resolution may also (i) limit the number of shares of such class which may be issued, (ii) provide for a sinking fund for the purpose of redemption of shares of such class and determine the terms and conditions governing the operations of any such fund, (iii) grant voting rights to the holders of shares of such series, (iv) impose conditions or restrictions upon the creation of indebtedness of the Corporation or upon the issuance of additional Common Stock or other capital stock ranking on a parity therewith, or prior thereto, with respect to dividends or distributions of assets upon liquidation, (v) impose conditions or restrictions upon the payment of dividends upon, or the making of other distributions to, or the acquisitions of, shares ranking junior to such class of Common Stock or to any series thereof with respect to dividends or distributions of assets upon liquidation, (vi) state the price or prices or the rate or rates of exchange and other terms, conditions and adjustments upon which shares of any such class may be made convertible into, or exchangeable for shares of any other class or classes or of any other class of Common Stock or any other class or classes of stock, and
(vii) grant such other special rights and impose such qualifications, limitations or restrictions thereon as shall be fixed by the Board of Directors.

          4. Preferred Stock. The Preferred Stock may be issued from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The voting powers, designations, preferences and relative, participating, optional or other special rights, if any, or the qualifications, limitations or restrictions thereof, if any, of the Preferred Stock of each series shall be such as are fixed by the Board of Directors, the authority to do so being hereby expressly granted, and as are stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock (the "Directors' Preferred Resolution"). The Directors' Preferred Resolution as to any series shall (i) designate the series, (ii) fix the dividend rate, if any, of such series, the payment dates for dividends on shares of such series and the date or dates, or the method of determining the date or dates, if any, from which dividends on shares of such series shall be or shall not be cumulative, (iii) fix the amount or amounts payable on shares of such series upon voluntary or involuntary liquidation, dissolution, or winding up, and (iv) state the price or prices or rate or rates, and adjustments, if any, at which, and the time or times and the terms and conditions on which, shares of such series may be redeemed at the option of the Corporation. Such Directors' Preferred Resolution may also (i) limit the number of shares of such series which may be issued, (ii) provide for a sinking fund for the purpose of redemption of shares of such series and determine the terms


9363885.6
Tel      Fax
and conditions governing the operations of any such fund, (iii) grant voting rights to the holders of shares of such series, (iv) impose conditions or restrictions upon the creation of indebtedness of the Corporation or upon the issuance of additional Preferred Stock or other capital stock ranking on a parity therewith, or prior thereto, with respect to dividends or distributions of assets upon liquidation, (v) impose conditions or restrictions upon the payment of dividends upon, or the making of other distributions to, or the acquisitions of, shares ranking junior to the Preferred Stock or to any series thereof with respect to dividends or distributions of assets upon liquidation,
(vi) state the price or prices or the rate or rates of exchange and other terms, conditions and adjustments upon which shares of any such series may be made convertible into, or exchangeable for shares of any other class or classes or of any other series of Preferred Stock or any other class or classes of stock, and
(vii) grant such other special rights and impose such qualifications, limitations or restrictions thereon as shall be fixed by the Board of Directors.

          5. Definitions. As used in this Article Four, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires:

          "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person's capital stock (including, without limitation, common stock and preferred stock) and any and all rights, warrants or options exchangeable for or convertible into such capital stock.

          "Current Market Price" per share of Capital Stock of any Person means, as of the date of determination, (a) the average of the daily Market Price under clause (a), (b) or (c) of the definition thereof of such Capital Stock during the immediately preceding thirty (30) trading days ending on such date, and (b) if such Capital Stock is not then listed or admitted to trading on any national securities exchange or quoted in the over-the-counter market, then the Market Price under clause (d) of the definition thereof on such date.

          "Market Price" means, with respect to the Capital Stock of any Person, as of the date of determination, (a) if such Capital Stock is listed on a national securities exchange, the closing price per share of such Capital Stock on such date published in The Wall Street Journal (National Edition) or, if no such closing price on such date is published in The Wall Street Journal
(National Edition), the average of the closing bid and asked prices on such date, as officially reported on the principal national securities exchange on which such Capital Stock is then listed or admitted to trading; or (b) if such Capital Stock is not then listed or admitted to trading on any national securities exchange but is designated as a national market system security by the National Association of Securities Dealers, Inc., the last trading price of such Capital Stock on such date; or (c) if there shall have been no trading on such date or if such Capital Stock is not designated as a national market system security by the National Association of Securities Dealers, Inc., the average of the reported closing bid and asked prices of such Capital Stock on such date as shown by the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System and reported by any member firm of the


9363885.6
Tel      Fax

New York Stock Exchange selected by the Corporation; or (d) if none of (a), (b) or (c) is applicable, a market price per share determined mutually by the Board of Directors and the holders of a majority of the shares of Class A Common Stock or, if the Board of Directors and the holders of a majority of the shares of Class A Common Stock shall fail to agree, at the Corporation's expense by an appraiser chosen by the Board of Directors and reasonably acceptable to the holders of a majority of the shares of Class A Common Stock. Any determination of the Market Price by an appraiser shall be based on a valuation of the Corporation as an entirety without regard to any discount for minority interests or disparate voting rights among classes of Capital Stock.

          "Person" means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind and shall include any successor (by merger or otherwise) of such entity.

                                  ARTICLE FIVE

          The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law (including, without limitation, paragraph (7) of subsection (b) of Section 102 thereof), as the same may be amended and supplemented from time to time.

                                  ARTICLE SIX

          The Board of Directors of the Corporation shall have the power to adopt, amend or repeal the By-laws of the Corporation, subject to the right of the stockholders of the Corporation to adopt, amend or repeal any By-law.

                                 ARTICLE SEVEN

          The Corporation shall, to the fullest extent permitted by the General Corporation Law (including, without limitation, Section 145 thereof), as the same may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under the General Corporation Law. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled whether as a matter of law, under any By-law of the Corporation, by agreement, by vote of stockholders or disinterested directors of the Corporation or otherwise.

                                 ARTICLE EIGHT

          1. The number of directors of the Corporation shall be not less than three (3) and not more than nine (9). Each director of the Corporation shall hold office until the next annual meeting of the stockholders of the Corporation or until his or her successor is duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from


9363885.6
Tel      Fax
office. The election of directors of the Corporation need not be by written ballot, unless the By-laws of the Corporation otherwise provide.

          2. Any vacancy on the Board of Directors of the Corporation shall be filled in accordance with the procedures set forth in the By-laws of the Corporation.

                                  ARTICLE NINE

          Whenever  a  compromise  or  arrangement  is  proposed   between  this
Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under ss. 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under ss. 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.





















9363885.6
Tel      Fax

          IN WITNESS WHEREOF, the undersigned have executed this Certificate of Incorporation on behalf of the Corporation and have attested to such execution and do verify and affirm, under penalty of perjury, that this Certificate of Incorporation is the act and deed of the Corporation and the facts stated herein are true as of this ____ day of _________, 2003.


                                               EXCO HOLDINGS INC.


                                               By:______________________________
                                                  Name:
                                                  Title:


































9363885.6
Tel      Fax

                                                                       EXHIBIT B
                                                                       ---------



                          REGISTRATION RIGHTS AGREEMENT
                          -----------------------------

                                                                       EXHIBIT B




                          REGISTRATION RIGHTS AGREEMENT

                                  by and among

                               EXCO HOLDINGS INC.

                                       and

                          THE INITIAL HOLDERS SPECIFIED
                          ON THE SIGNATURE PAGES HEREOF


                           Dated as of ________, 2003
































9363155.7

                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

1.     DEFINITIONS.............................................................1

2.     REGISTRATION UNDER THE SECURITIES ACT...................................6
     2.1.    Demand Registration...............................................6
     2.2.    Incidental Registration...........................................9
     2.3.    S-3 Registration; Shelf Registration.............................11
     2.4.    Expenses.........................................................12
     2.5.    Underwritten Offerings...........................................12
     2.6.    Conversions; Exercises...........................................13
     2.7.    Postponements....................................................13

3.     HOLDBACK ARRANGEMENTS..................................................14
     3.1.    Restrictions on Sale by Holders of Registrable Securities........14
     3.2.    Restrictions on Sale by the Company and Others...................15

4.     REGISTRATION PROCEDURES................................................15
     4.1.    Obligations of the Company.......................................15
     4.2.    Seller Information...............................................19
     4.3.    Notice to Discontinue............................................20

5.     INDEMNIFICATION; CONTRIBUTION..........................................20
     5.1.    Indemnification by the Company...................................20
     5.2.    Indemnification by Holders.......................................21
     5.3.    Conduct of Indemnification Proceedings...........................21
     5.4.    Contribution.....................................................22
     5.5.    Other Indemnification............................................23
     5.6.    Indemnification Payments.........................................23

6.     GENERAL................................................................23
     6.1.    Adjustments Affecting Registrable Securities.....................23
     6.2.    Registration Rights to Others....................................23
     6.3.    Availability of Information; Rule 144; Rule 144A; Other
               Exemptions.....................................................23
     6.4.    Amendments and Waivers...........................................24
     6.5.    Notices..........................................................24
     6.6.    Successors and Assigns...........................................26
     6.7.    Counterparts.....................................................26
     6.8.    Descriptive Headings, Etc........................................26
     6.9.    Severability.....................................................26
     6.10.   Governing Law....................................................27
     6.11.   Remedies; Specific Performance...................................27
     6.12.   Entire Agreement.................................................27
     6.13.   Nominees for Beneficial Owners...................................27


9363155.7                               - i -

     6.14.   Consent to Jurisdiction..........................................28
     6.15.   Further Assurances...............................................28
     6.16.   No Inconsistent Agreements.......................................28
     6.17.   Construction.....................................................28



































9363155.7                              - ii -

          REGISTRATION RIGHTS AGREEMENT (the "Agreement") dated as of ______ __, 2003, by and among EXCO Holdings Inc., a Delaware corporation (the "Company"), Cerberus Capital Management, L.P., on behalf of one or more funds or managed accounts to be designated by it (each such fund or managed account an "Investor" and collectively the "Investors"), the institutional investors specified on the signature pages hereof (the "Institutional Investors") Douglas H. Miller, T. W. Eubank and the other management holders specified on the signature pages hereof (together with the Institutional Investors, the "Management Holders" and together with Cerberus, the "Initial Holders").

                              W I T N E S S E T H :
                              - - - - - - - - - -

          WHEREAS, simultaneously herewith, the Company is entering into (i) a Stock Purchase Agreement with the Investors and (ii) a Stock Purchase Agreement with each of the Management Holders, each dated as of March __, 2003, (collectively, the "Stock Purchase Agreements") pursuant to which the Company is issuing and selling and the Investors are purchasing shares of Class A Common Shares and the Management Holders are purchasing Class A Common Shares and Class B Common Shares of the Company (collectively, "Common Shares");

          WHEREAS,  simultaneously herewith, the Company and each of the Initial
Holders  are  entering  into  a  Stockholders'   Agreement  (the  "Stockholders'
Agreement"); and

          WHEREAS, in order to induce the Initial Holders to enter into the Stock Purchase Agreements and in order to induce each of the Initial Holders to enter into the Stockholders' Agreement, the Company has agreed to provide certain registration rights on the terms and subject to the conditions set forth herein;

          NOW, THEREFORE, in consideration of the premises and of the mutual agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

          "Affiliate" shall mean with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person, and with respect to any individual, shall mean his or her spouse, sibling, child, step child, grandchild, niece, nephew or parent of such Person, or the spouse thereof. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 20% or more of the voting securities of a Person shall be deemed to be control.

          "Blackout Period" shall have the meaning set forth in Section 2.7.


9363155.7                               - 1 -

          "Certificate of Incorporation" shall mean the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware.

          "Class A Common Shares" shall mean shares of Class A Common Stock, par value $.01 per share, of the Company.

          "Class B Common Shares" shall mean shares of Class B Common Stock, par value $.01 per share, of the Company.

          "Common Shares" shall have the meaning set forth in the recital.

          "Company" shall have the meaning set forth in the preamble.

          "Demand Registration" shall mean a registration required to be effected by the Company pursuant to Section 2.1.

          "Demand Registration Statement" shall mean a registration statement of the Company which covers the Registrable Securities requested to be included therein pursuant to the provisions of Section 2.1 and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

          "Holders" shall mean each of the Initial Holders for so long as it owns any Registrable Securities and such of its respective heirs, successors and permitted assigns (including any permitted transferees of Registrable
Securities) who acquire or are otherwise the transferee of Registrable Securities, directly or indirectly, from such Initial Holder (or any subsequent Holder), for so long as such heirs, successors and permitted assigns own any Registrable Securities. For purposes of this Agreement, a Person will be deemed to be a Holder whenever such Person holds Registrable Securities, an option to purchase, or a security convertible into or exercisable or exchangeable for, Registrable Securities, whether or not such purchase, conversion, exercise or exchange has actually been effected and disregarding any legal restrictions upon the exercise of such rights. Registrable Securities issuable upon exercise of an option or upon conversion, exchange or exercise of another security shall be deemed outstanding for the purposes of this Agreement.

          "Holders' Counsel" shall mean one firm of counsel (per registration) to the Holders of Registrable Securities participating in such registration, which counsel shall be selected (i) in the case of a Demand Registration or an S-3 Registration, by the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Request, and
(ii) in all other cases, by the Majority Holders of the Registration.

          "Incidental Registration" shall mean a registration required to be effected by the Company pursuant to Section 2.2.


9363155.7                               - 2 -

          "Incidental Registration Statement" shall mean a registration statement of the Company which covers the Registrable Securities requested to be included therein pursuant to the provisions of Section 2.2 and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Initial Holders" shall have the meaning set forth in the recital.

          "Initial Public Offering" shall mean the first public offering of any class of equity securities of the Company pursuant to a registration statement filed with and declared effective by the SEC.

          "Initiating   Holders"  shall  mean,  with  respect  to  a  particular
registration, the Holders who initiated the Request for such registration.

          "Inspectors" shall have the meaning set forth in Section 4.1(g).

          "Institutional Investor Holders" shall mean each Institutional Investor for so long as it owns any Registrable Securities and such of its respective successors and permitted assigns (including any Permitted Transferees of Registrable Securities) who acquire or are otherwise the transferee of Registrable Securities, directly or indirectly, from such Institutional Investor (or any subsequent holder), for so long as such successors and permitted assigns own any Registrable Securities.

          "Investor Holders" shall mean each of the Investors and its Affiliates for so long as it owns any Registrable Securities and such of its respective successors and permitted assigns (including any Permitted Transferees of Registrable Securities) who acquire or are otherwise the transferee of Registrable Securities, directly or indirectly, from such Investor (or any subsequent holder), for so long as such successors and permitted assigns own any Registrable Securities.

          "Majority Holders" shall mean one or more Holders of Registrable Securities who would hold a majority of the Registrable Securities then outstanding.

          "Majority Holders of the Registration" shall mean, with respect to a particular registration, one or more Holders of Registrable Securities who would hold a majority of the Registrable Securities to be included in such registration.

          "Majority Institutional Investor Holders" shall mean one or more Institutional Investor Holders who hold a majority of the Registrable Securities then outstanding and held by the Institutional Investors.

          "Majority Institutional Investors of the Registration" shall mean, with respect to a particular registration, one or more Institutional Investor Holders of Registrable Securities who would hold a majority of the Registrable Securities held by Institutional Investors to be included in such registration.


9363155.7                               - 3 -

          "Majority Investor Holders" shall mean one or more Investor Holders who hold a majority of the Registrable Securities then outstanding and held by the Investor Holders.

          "Majority Investor Holders of the Registration" shall mean, with respect to a particular registration, one or more Investor Holders of Registrable Securities who would hold a majority of the Registrable Securities held by Investor Holders to be included in such registration.

          "Majority Management Holders" shall mean one or more Management Holders who hold a majority of the Registrable Securities then outstanding and held by the Management Holders.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "Person" shall mean any individual, firm, partnership, corporation, trust, joint venture, association, joint stock company, limited liability company, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof, and shall include any successor (by merger or otherwise) of such entity.

          "Prospectus"  shall mean the  prospectus  included  in a  Registration
Statement (including, without limitation, any preliminary prospectus and any prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), and any such Prospectus as amended or supplemented by any prospectus supplement, and all other amendments and supplements to such Prospectus, including post-effective amendments, and in each case including all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Registrable Securities" shall mean (i) any Class A Common Shares issued to the Initial Holders or any Affiliate thereof pursuant to any of the Stock Purchase Agreements, (ii) any Class A Common Shares otherwise or hereafter purchased or acquired by the Holders or their Affiliates and (iii) any other securities of the Company (or any successor or assign of the Company, whether by merger, consolidation, sale of assets or otherwise) which may be issued or issuable with respect to, in exchange for, or in substitution of, Registrable Securities referenced in clauses (i) through (ii) above by reason of any dividend or stock split, combination of shares, merger, consolidation, recapitalization, reclassification, reorganization, sale of assets or similar transaction. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (A) a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (B) such securities are sold pursuant to Rule 144 (or any similar provisions then in force) under the Securities Act, (C) such securities have been otherwise transferred, a new certificate or other evidence of ownership for them not bearing the legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act, or (D) such securities shall have ceased to be outstanding.


9363155.7                               - 4 -

          "Registration Expenses" shall mean any and all expenses incident to performance of or compliance with this Agreement by the Company and its subsidiaries, including, without limitation (i) all SEC, stock exchange, NASD and other registration, listing and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws and compliance with the rules of any stock exchange (including fees and disbursements of counsel in connection with such compliance and the preparation of a blue sky memorandum and legal investment survey), (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing, distributing, mailing and delivering any Registration Statement, any Prospectus, any underwriting agreements, transmittal letters, securities sales agreements, securities certificates and other documents relating to the performance of or compliance with this Agreement, (iv) the fees and disbursements of counsel for the Company, (v) the fees and disbursements of Holders' Counsel, (vi) the fees and disbursements of all independent public accountants (including the expenses of any audit and/or "cold comfort" letters) and the fees and expenses of other Persons, including experts, retained by the Company, (vii) the expenses incurred in connection with making road show presentations and holding meetings with potential investors to facilitate the distribution and sale of Registrable Securities which are customarily borne by the issuer, (viii) any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, and (ix) premiums and other costs of policies of insurance against liabilities arising out of the public offering of the Registrable Securities being registered; provided, however, Registration Expenses shall not include discounts and commissions payable to underwriters, selling brokers, dealer managers or other similar Persons engaged in the distribution of any of the Registrable Securities; and provided further, that in any case where
Registration Expenses are not to be borne by the Company, such expenses shall not include salaries of Company personnel or general overhead expenses of the Company, auditing fees, premiums or other expenses relating to liability insurance required by underwriters of the Company or other expenses for the preparation of financial statements or other data normally prepared by the Company in the ordinary course of its business or which the Company would have incurred in any event; and provided, further, that in the event the Company shall, in accordance with Section 2.2 or Section 2.6 hereof, not register any securities with respect to which it had given written notice of its intention to register to Holders, notwithstanding anything to the contrary in the foregoing, all of the costs incurred by the Holders in connection with such registration shall be deemed to be Registration Expenses.

          "Registration Statement" shall mean any registration statement of the Company which covers any Registrable Securities and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

          "Request" shall have the meaning set forth in Section 2.1(a).

          "S-3 Registration" shall mean a registration required to be effected by the Company pursuant to Section 2.3(a).

          "SEC" shall mean the Securities and Exchange Commission, or any successor agency having jurisdiction to enforce the Securities Act.


9363155.7                               - 5 -

          "Securities Act" shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

          "Shelf  Registration"  shall  have the  meaning  set forth in  Section
2.1(a).

          "Underwriters" shall mean the underwriters, if any, of the offering being registered under the Securities Act.

          "Underwritten Offering" shall mean a sale of securities of the Company to an Underwriter or Underwriters for reoffering to the public.

          "Withdrawn  Demand  Registration"  shall have the meaning set forth in
Section 2.1(a).

          "Withdrawn  Request"  shall  have the  meaning  set  forth in  Section
2.1(a).

2.  REGISTRATION UNDER THE SECURITIES ACT.

     2.1. Demand Registration.

          (a) Right to Demand Registration. Subject to Section 2.1(c), at any time or from time to time the Majority Investor Holders and the Majority Institutional Investor Holders shall have the right to request in writing that the Company register all or part of such Holders' Registrable Securities (a "Request") (which Request shall specify the amount of Registrable Securities intended to be disposed of by such Holders and the intended method of disposition thereof) by filing with the SEC a Demand Registration Statement. As promptly as practicable, but no later than 10 days after receipt of a Request, the Company shall give written notice of such requested registration to all Holders of Registrable Securities. Subject to Section 2.1(b), the Company shall include in a Demand Registration (i) the Registrable Securities intended to be disposed of by the Initiating Holders and (ii) in any Demand Registration other than an Initial Public Offering, the Registrable Securities intended to be disposed of by any other Holder which shall have made a written request (which request shall specify the amount of Registrable Securities to be registered and the intended method of disposition thereof) to the Company for inclusion thereof in such registration within 20 days after the receipt of such written notice from the Company. The Company shall, as expeditiously as possible following a Request, use its best efforts to cause to be filed with the SEC a Demand Registration Statement providing for the registration under the Securities Act of the Registrable Securities which the Company has been so requested to register by all such Holders, to the extent necessary to permit the disposition of such Registrable Securities so to be registered in accordance with the intended methods of disposition thereof specified in such Request or further requests (including, without limitation, by means of a shelf registration pursuant to Rule 415 under the Securities Act (a "Shelf Registration") if so requested and if the Company is then eligible to use such a registration). The Company shall use its best efforts to have such Demand Registration Statement declared effective by the SEC as soon as practicable thereafter and to keep such Demand Registration Statement continuously effective for the period specified in
Section 4.1(b).

               A Request may be withdrawn prior to the filing of the Demand Registration Statement by the Majority Investor Holders of the Registration or,


9363155.7                               - 6 -
in the event of a Demand Registration requested by the Majority Institutional Investor Holders, the Majority Institutional Investors of the Registration (a "Withdrawn Request") and a Demand Registration Statement may be withdrawn prior to the effectiveness thereof by the Majority Investor Holders of the Registration or, in the event of a Demand Registration requested by the Majority Institutional Investor Holders, the Majority Institutional Investor Holders of the Registration (a "Withdrawn Demand Registration"), and such withdrawals shall be treated as a Demand Registration which shall have been effected pursuant to this Section 2.1, unless the Holders of Registrable Securities to be included in such Registration Statement reimburse the Company for its reasonable out-of-pocket Registration Expenses relating to the preparation and filing of such Demand Registration Statement (to the extent actually incurred), provided; however, that if a Withdrawn Request or Withdrawn Demand Registration is made
(A) because of a material adverse change in the business, financial condition or prospects of the Company, or (B) because the sole or lead managing Underwriter advises that the amount of Registrable Securities to be sold in such offering be reduced pursuant to Section 2.1(b) by more than 20% of the Registrable Securities to be included in such Registration Statement, or (C) because of a postponement of such registration pursuant to Section 2.7, then such withdrawal shall not be treated as a Demand Registration effected pursuant to this Section
2.1 (and shall not be counted toward the number of Demand Registrations), and the Company shall pay all Registration Expenses in connection therewith. Any Holder requesting inclusion in a Demand Registration may, at any time prior to the effective date of the Demand Registration Statement (and for any reason) revoke such request by delivering written notice to the Company revoking such requested inclusion.

               The registration rights granted pursuant to the provisions of this Section 2.1 shall be in addition to the registration rights granted pursuant to the other provisions of Section 2 hereof.

          (b) Priority in Demand Registrations. If a Demand Registration involves an Underwritten Offering, and the sole or lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise the Company in writing (with a copy to each Holder requesting registration) on or before the date five days prior to the date then scheduled for such offering that, in its opinion, the amount of Registrable Securities requested to be included in such Demand Registration exceeds the number which can be sold in such offering within a price range acceptable to the Majority Holders of the Registration (such writing to state the basis of such opinion and the approximate number of Registrable Securities which may be included in such offering), the Company shall include in such Demand Registration, to the extent of the number which the Company is so advised may be included in such offering, the Registrable Securities requested to be included in the Demand Registration by the Holders allocated pro rata in proportion to the number of Registrable Securities requested to be included in such Demand Registration by each of them. In the event the Company shall not, by virtue of this Section 2.1(b), include in any Demand Registration all of the Registrable Securities of any Holder requesting to be included in such Demand Registration, such Holder may, upon written notice to the Company given within five days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such Demand Registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding increase in the amount of Registrable Securities to be included in such Demand Registration.


9363155.7                               - 7 -

          (c) Limitations on Registrations. (i) The rights of the Majority Investor Holders to request Demand Registrations pursuant to Section 2.1(a) are subject to the limitation that in no event shall the Company be obligated to pay Registration Expenses of more than four Demand Registrations initiated by the Majority Investor Holders; provided, however, (x) that such number shall be increased to the extent the Company does not include in what would otherwise be the final registration for which the Company is required to pay Registration Expenses the number of Registrable Securities requested to be registered by the Holders by reason of Section 2.1(b) and (y) the Investor Holders shall be deemed not to have expended a Demand Registration right to the extent the Company terminates a Shelf Registration pursuant to Section 2.3 prior to the time that all Registrable Securities covered by such Shelf Registration have been sold.

               (ii) The rights of the Majority Institutional Investor Holders to request Demand Registrations pursuant to Section 2.1(a) are subject to the limitations that (A) in no event shall the Company be obligated to pay
Registration Expenses of more than one Demand Registration initiated by the Majority Institutional Investor Holders and (B) such rights to request Demand Registration shall not apply until after the date that is six months after the consummation of the Initial Public Offering; provided, however, (x) that such number shall be increased to the extent the Company does not include in such Demand Registration the number of Registrable Securities requested to be registered by the Institutional Investors by reason of Section 2.1(b), (y) the Institutional Investors shall be deemed not to have expended their Demand Registration right to the extent the Company terminates a Shelf Registration pursuant to Section 2.3 prior to the time that all Registrable Securities covered by such Shelf Registration have been sold and (z) such right to request a Demand Registration shall expire if the Institutional Investors have previously exercised incidental registration rights pursuant to Section 2.2.

          (d) Underwriting; Selection of Underwriters. Notwithstanding anything to the contrary contained in Section 2.1(a), if the Initiating Holders so elect, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of a firm commitment Underwritten Offering; and such Initiating Holders may require that all Persons (including other Holders) participating in such registration sell their Registrable Securities to the Underwriters at the same price and on the same terms of underwriting applicable to the Initiating Holders. If any Demand Registration involves an Underwritten Offering, the sole or managing Underwriters and any additional investment bankers and managers to be used in connection with such registration shall be selected by the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Request, subject to the approval of the Company (such approval not to be unreasonably withheld).

          (e) Registration of Other Securities. Whenever the Company shall effect a Demand Registration, no securities other than the Registrable Securities shall be covered by such registration unless the Majority Holders of the Registration shall have consented in writing to the inclusion of such other securities.

          (f) Effective Registration Statement; Suspension. A Demand Registration Statement shall not be deemed to have become effective (and the related registration will not be deemed to have been effected) (i) unless it has been declared effective by the SEC and remains effective in compliance with the


9363155.7                               - 8 -
provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Demand Registration Statement for the time period specified in Section 4.1(b), (ii) if the offering of any Registrable Securities pursuant to such Demand Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, or (iii) if, in the case of an Underwritten Offering, the conditions to closing specified in an underwriting agreement to which the Company is a party are not satisfied other than by the sole reason of any breach or failure by the Holders of Registrable Securities or are not otherwise waived.

          (g) Other Registrations. During the period (i) beginning on the date of a Request and (ii) ending on the date that is 90 days after the date that a Demand Registration Statement filed pursuant to such Request has been declared effective by the SEC or, if the Majority Investor Holders of the Registration or, in the event of a Demand Registration requested by the Majority Institutional Investor Holders, the Majority Institutional Investors of the Registration shall withdraw such Request or such Demand Registration Statement, on the date of such Withdrawn Request or such Withdrawn Registration Statement, the Company shall not, without the consent of the Majority Investor Holders of the Registration or, in the event of a Demand Registration requested by the Majority Institutional Investor Holders, the Majority Institutional Investors of the Registration, file a registration statement pertaining to any other securities of the Company.

          (h) Registration Statement Form. Registrations under this Section 2.1 shall be on such appropriate registration form of the SEC (i) as shall be selected by the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Request, and (ii) which shall be available for the sale of Registrable Securities in accordance with the intended method or methods of disposition specified in the requests for registration. The Company agrees to include in any such Registration Statement all information which any selling Investor Holder or in the event of a Demand Registration requested by the Majority Institutional Investor Holders, any Institutional Investor Holder, upon advice of counsel, shall reasonably request.

     2.2.  Incidental Registration.

          (a) Right to Include Registrable Securities. If the Company at any time or from time to time proposes to register any of its securities under the Securities Act (other than in a registration on Form S-4 or S-8 or any successor form to such forms and other than pursuant to Section 2.1 or 2.3) whether or not pursuant to registration rights granted to other holders of its securities and whether or not for sale for its own account, the Company shall deliver prompt written notice (which notice shall be given at least 45 days prior to such proposed registration) to all Holders of Registrable Securities of its intention to undertake such registration, describing in reasonable detail the proposed registration and distribution (including the anticipated range of the proposed offering price, the class and number of securities proposed to be registered and the distribution arrangements) and of such Holders' right to participate in such registration under this Section 2.2 as hereinafter provided. Subject to the other provisions of this paragraph (a) and Section 2.2(b), upon the written request of any Holder made within 20 days after the receipt of such written notice (which request shall specify the amount of Registrable Securities to be registered and the intended method of disposition thereof), the Company shall effect the registration under the Securities Act of all Registrable Securities


9363155.7                               - 9 -
requested by Holders to be so registered (an "Incidental Registration"), to the extent requisite to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered, by inclusion of such Registrable Securities in the Registration Statement which covers the securities which the Company proposes to register and shall cause such Registration Statement to become and remain effective with respect to such Registrable Securities in accordance with the registration procedures set forth in Section 4. If an Incidental Registration involves an Underwritten Offering, immediately upon notification to the Company from the Underwriter of the price at which such securities are to be sold, the Company shall so advise each participating Holder. The Holders requesting inclusion in an Incidental Registration may, at any time prior to the effective date of the Incidental Registration Statement (and for any reason), revoke such request by delivering written notice to the Company revoking such requested inclusion.

               If at any time after giving written notice of its intention to register any securities and prior to the effective date of the Incidental Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Holder of Registrable Securities and, thereupon, (A) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses incurred in connection therewith), without prejudice, however, to the rights of Holders to cause such registration to be effected as a registration under
Section 2.1 or 2.3(a), and (B) in the case of a determination to delay such registration, the Company shall be permitted to delay the registration of such Registrable Securities for the same period as the delay in registering such other securities; provided, however, that if such delay shall extend beyond 120 days from the date the Company received a request to include Registrable Securities in such Incidental Registration, then the Company shall again give all Holders the opportunity to participate therein and shall follow the notification procedures set forth in the preceding paragraph. There is no limitation on the number of such Incidental Registrations pursuant to this
Section 2.2 which the Company is obligated to effect.

               The  registration  rights  granted  pursuant to the provisions of this Section 2.2 shall be in addition to the registration rights granted pursuant to the other provisions of Section 2 hereof, provided; however, that, in the event that the sole or lead managing Underwriter of an Initial Public Offering shall advise the Company in writing that the inclusion of shares of the Management Holders requested to be included in such registration would materially interfere with the successful marketing of the securities being offered, the registration rights granted pursuant to the provisions of this
Section 2.2 shall not apply to the Management Holders in connection with such Initial Public Offering).

          (b) Priority in Incidental Registration. If an Incidental Registration involves an Underwritten Offering (on a firm commitment basis), and the sole or the lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise the Company in writing (with a copy to each Holder requesting registration) on or before the date five days prior to the date then scheduled for such offering that, in its opinion, the amount of securities (including Registrable Securities) requested to be included in such registration exceeds the amount which can be sold in such offering without materially interfering with the successful marketing of the securities being offered (such writing to


9363155.7                              - 10 -
state the basis of such opinion and the approximate number of such securities which may be included in such offering without such effect), the Company shall include in such registration, to the extent of the number which the Company is so advised may be included in such offering without such effect, (i) in the case of a registration initiated by the Company, (A) first, the securities that the Company proposes to register for its own account, (B) second, the Registrable Securities requested to be included in such registration by the Holders, allocated pro rata in proportion to the number of Registrable Securities requested to be included in such registration by each of them, and (C) third, other securities of the Company to be registered on behalf of any other Person, and (ii) in the case of a registration initiated by a Person other than the Company, (A) first, the Registrable Securities requested to be included in such registration by any Persons initiating such registration, (B) second, the Registrable Securities requested to be included in such registration by the Holders, (C) third, any other Persons, allocated pro rata in proportion to the number of securities requested to be included in such registration by each of them; (D) fourth, the securities that the Company proposes to register for its own account, provided, however, that in the event the Company will not, by virtue of this Section 2.2(b), include in any such registration all of the Registrable Securities of any Holder requested to be included in such registration, such Holder may, upon written notice to the Company given within three days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding increase in the amount of Registrable Securities to be included in such registration.

          (c) Selection of Underwriters. If any Incidental Registration involves an Underwritten Offering, the sole or managing Underwriter(s) and any additional investment bankers and managers to be used in connection with such registration shall be subject to the approval of the Majority Holders of the Registration (such approval not to be unreasonably withheld).

     2.3.  S-3 Registration; Shelf Registration.

          (a) S-3 Registration. If at any time (i) any Investor Holder or any single other stockholder party hereto which holds a majority of the outstanding voting power of the Company (a "Controlling Holder") requests that the Company file a registration statement on Form S-3 or any successor form thereto for a public offering of all or any portion of the shares of Registrable Securities held by such Investor Holder or Investor Holders or Controlling Holder, and (ii) the Company is a registrant entitled to use Form S-3 or any successor form thereto to register such securities, then the Company shall, as expeditiously as possible following such Request, use its best efforts to register under the Securities Act on Form S-3 or any successor form thereto, for public sale in accordance with the intended methods of disposition specified in such Request or any subsequent requests (including, without limitation, by means of a Shelf Registration) the Registrable Securities specified in such Request and any subsequent requests; provided, that if such registration is for an Underwritten Offering, the terms of Sections 2.1(b) and 2.1(d) shall apply (and any reference to "Demand Registration" therein shall, for purposes of this Section 2.3, instead be deemed a reference to "S-3 Registration"); provided, further that a Controlling Holder may only request that such registration be a Shelf Registration. If the sole or lead managing Underwriter (if any) or the Majority Investor Holders of the Registration shall advise the Company in writing that in


9363155.7                              - 11 -
its opinion additional disclosure not required by Form S-3 is of material importance to the success of the offering, then such Registration Statement shall include such additional disclosure. Whenever the Company is required by this Section 2.3 to use its best efforts to effect the registration of Registrable Securities, each of the procedures and requirements of Section 2.1(a) and 2.1(e) (including but not limited to the requirements that the Company (A) notify all Holders of Registrable Securities from whom such Request for registration has not been received and provide them with the opportunity to participate in the offering and (B) use its best efforts to have such S-3 Registration Statement declared and remain effective for the time period specified herein) shall apply to such registration (and any reference in such Sections 2.1(a) and 2.1(e) to "Demand Registration" shall, for purposes of this
Section   2.3,   instead  be  deemed  a   reference   to  "S-3   Registration").
Notwithstanding anything to the contrary contained herein, no Request may be made under this Section 2.3 within 90 days after the effective date of a Registration Statement filed by the Company covering a firm commitment Underwritten Offering in which the Holders of Registrable Securities shall have been entitled to join pursuant to this Agreement in which there shall have been effectively registered all shares of Registrable Securities as to which registration shall have been requested. There is no limitation on the number of S-3 Registrations that the Company is obligated to effect.

               The registration rights granted pursuant to the provisions of this Section 2.3(a) shall be in addition to the registration rights granted pursuant to the other provisions of this Section 2.

          (b) Shelf Registration. If a request made pursuant to Section 2.1 or 2.3(a) is for a Shelf Registration, the Company shall use its best efforts to keep the Shelf Registration continuously effective through the date on which all of the Registrable Securities covered by such Shelf Registration may be sold pursuant to Rule 144(k) under the Securities Act (or any successor provision having similar effect); provided, however, that prior to the termination of such Shelf Registration, the Company shall first furnish to each Holder of Registrable Securities participating in such Shelf Registration (i) an opinion, in form and substance satisfactory to the Majority Holders of the Registration, of counsel for the Company satisfactory to the Majority Holders of the Registration stating that such Registrable Securities are freely saleable pursuant to Rule 144(k) under the Securities Act (or any successor provision having similar effect) or (ii) a "No-Action Letter" from the staff of the SEC stating that the SEC would not recommend enforcement action if the Registrable Securities included in such Shelf Registration were sold in a public sale other than pursuant to an effective registration statement.

     2.4.   Expenses.  The  Company  shall  pay  all  Registration  Expenses  in
connection  with  any  Demand   Registration,   Incidental   Registration,   S-3
Registration or Shelf Registration, whether or not such registration shall become effective and whether or not all Registrable Securities originally requested to be included in such registration are withdrawn or otherwise ultimately not included in such registration, except as otherwise provided with respect to a Withdrawn Request and a Withdrawn Demand Registration in Section 2.1(a).

     2.5.  Underwritten Offerings.

          (a) Demand Underwritten Offerings. If requested by the sole or lead managing Underwriter for any Underwritten Offering effected pursuant to a Demand


9363155.7                              - 12 -

Registration or an S-3 Registration, the Company shall enter into a customary underwriting agreement with the Underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Majority Investor Holders of the Registration or, in the event of a Demand Registration requested by the Majority Institutional Investor Holders, to the Majority Institutional Investors of the Registration and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including, without limitation, indemnification and contribution to the effect and to the extent provided in Section 5.

          (b) Holders of Registrable Securities to be Parties to Underwriting Agreement. The Holders of Registrable Securities to be distributed by Underwriters in an Underwritten Offering contemplated by Section 2 shall be parties to the underwriting agreement between the Company and such Underwriters and may, at such Holders' option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Underwriters shall also be made to and for the benefit of such Holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such Underwriters under such underwriting agreement be conditions precedent to the obligations of such Holders of Registrable Securities; provided, however, that the Company shall not be required to make any representations or warranties with respect to written information specifically provided by a selling Holder for inclusion in the Registration Statement. No Holder shall be required to make any representations or warranties to, or agreements with, the Company or the Underwriters other than representations, warranties or agreements regarding such Holder, such Holder's Registrable Securities and such Holder's intended method of disposition.

          (c) Participation in Underwritten Registration. Notwithstanding anything herein to the contrary, no Person may participate in any underwritten registration hereunder unless such Person (i) agrees to sell its securities on the same terms and conditions provided in any underwritten arrangements approved by the Persons entitled hereunder to approve such arrangement and (ii) accurately completes and executes in a timely manner all questionnaires, powers of attorney, indemnities, custody agreements, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

     2.6. Conversions; Exercises. Notwithstanding anything to the contrary herein, in order for any Registrable Securities that are issuable upon the exercise of conversion rights, options or warrants to be included in any registration pursuant to Section 2 hereof, the exercise of such conversion rights, options or warrants must be effected no later than immediately prior to the closing of any sales under the Registration Statement pursuant to which such Registrable Securities are to be sold.

     2.7. Postponements. The Company shall be entitled to postpone a Demand Registration and an S-3 Registration and to require the Holders of Registrable Securities to discontinue the disposition of their securities covered by a Shelf Registration during any Blackout Period (as defined below) (i) if the Board of Directors of the Company determines in good faith that effecting such a registration or continuing such disposition at such time would have a material adverse effect upon a proposed sale of all (or substantially all) of the assets


9363155.7                              - 13 -
of the Company or a merger, reorganization, recapitalization or similar current transaction materially affecting the capital structure or equity ownership of the Company, or (ii) if the Company is in possession of material information which the Board of Directors of the Company determines in good faith it is not in the best interests of the Company to disclose in a registration statement at such time; provided, however, that the Company may only delay a Demand Registration or an S-3 Registration pursuant to this Section 2.7 by delivery of a Blackout Notice (as defined below) within 30 days of delivery of the request for such Registration under Section 2.1 or Section 2.3, as applicable, and may delay a Demand Registration or an S-3 Registration and require the Holders of Registrable Securities to discontinue the disposition of their securities covered by a Shelf Registration only for a reasonable period of time not to exceed 90 days (or such earlier time as such transaction is consummated or no longer proposed or the material information has been made public) (the "Blackout Period"). There shall not be more than one Blackout Period in any 12 month period. The Company shall promptly notify the Holders in writing (a "Blackout Notice") of any decision to postpone a Demand Registration or an S-3 Registration or to discontinue sales of Registrable Securities covered by a Shelf Registration pursuant to this Section 2.7 and shall include a general statement of the reason for such postponement, an approximation of the anticipated delay and an undertaking by the Company promptly to notify the Holders as soon as a Demand Registration or an S-3 Registration may be effected or sales of Registrable Securities covered by a Shelf Registration may resume. In making any such determination to initiate or terminate a Blackout Period, the Company shall not be required to consult with or obtain the consent of any Holder, and any such determination shall be the Company's sole responsibility. Each Holder shall treat all notices received from the Company pursuant to this
Section 2.7 in the strictest confidence and shall not disseminate such information. If the Company shall postpone the filing of a Demand Registration Statement or an S-3 Registration Statement, the Majority Investor Holders of the Registration or, in the event of a Demand Registration requested by the Majority Institutional Investor Holders, the Majority Institutional Investor Holders of the Registration shall have the right to withdraw the request for registration. Any such withdrawal shall be made by giving written notice to the Company within 30 days after receipt of the Blackout Notice. Such withdrawn registration request shall not be treated as a Demand Registration effected pursuant to
Section 2.1 (and shall not be counted towards the number of Demand Registrations effected), and the Company shall pay all Registration Expenses in connection therewith.

3.  HOLDBACK ARRANGEMENTS.

     3.1. Restrictions on Sale by Holders of Registrable Securities. Each Holder of Registrable Securities agrees, by acquisition of such Registrable Securities, if timely requested in writing by the sole or lead managing Underwriter in an Underwritten Offering of any Registrable Securities (other than in connection with an S-3 Registration), not to make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution, including a sale pursuant to Rule 144 (or any successor provision having similar effect) under the Securities Act of any Registrable Securities or any other equity security of the Company (or any security convertible into or exchangeable or exercisable for any equity security of the Company) (except as part of such underwritten registration), during the five business days (as such term is used in Regulation M under the Exchange Act) prior to, and during the time period reasonably requested by the sole or lead managing Underwriter not to exceed 90 days or, in the case of an Initial Public Offering, 180 days beginning on the effective date of the applicable Registration Statement, unless the sole or lead managing Underwriter in such Underwritten Offering otherwise agrees; provided, however,

9363155.7                              - 14 -
that to the extent the Company or the sole lead managing Underwriter releases any other Person from the foregoing or equivalent restrictions in whole or in part it shall, on the same day, notify the Holders of such release and such parties shall automatically be released to the same extent.

     3.2. Restrictions on Sale by the Company and Others. The Company agrees that if timely requested in writing by the sole or lead managing Underwriter in an Underwritten Offering of any Registrable Securities (other than in connection with an S-3 Registration), not to make any short sale of, loan, grant any option for the purchase of or effect any public or private sale or distribution of any of the Company's equity securities (or any security convertible into or exchangeable or exercisable for any of the Company's equity securities) during the five business days (as such term is used in Regulation M under the Exchange
Act) prior to, and during the time period reasonably requested by the sole or lead managing Underwriter not to exceed 90 days or, in the case of an Initial Public Offering, 180 days, beginning on the effective date of the applicable Registration Statement (except as part of such underwritten registration or pursuant to registrations on Forms S-4 or S-8 or any successor form to such forms), unless the sole or lead Managing Underwriter in such Underwritten Offering otherwise Agrees. The Company will use its reasonable best efforts to cause each director and officer of the Company and each holder of 5% or more of the equity securities (or any security convertible into or exchangeable or exercisable for any of its equity securities) of the Company to so agree.

4.  REGISTRATION PROCEDURES.

     4.1. Obligations of the Company. Whenever the Company is required to effect the registration of Registrable Securities under the Securities Act pursuant to
Section 2 of this Agreement, the Company shall, as expeditiously as possible:

          (a) prepare and file with the SEC (promptly, and in any event within 60 days after receipt of a request to register Registrable Securities) the requisite Registration Statement to effect such registration, which Registration Statement shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, and the Company shall use its best efforts to cause such Registration Statement to become effective (provided, that the Company may discontinue any registration of its securities that are not Registrable Securities, and, under the circumstances specified in Section 2.2, its securities that are Registrable Securities); provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto, or comparable statements under securities or blue sky laws of any jurisdiction, the Company shall (i) provide Holders' Counsel and any other Inspector with an adequate and appropriate opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein (and each amendment or supplement thereto or comparable statement) to be filed with the SEC, which documents shall be subject to the review and comment of Holders' Counsel, and (ii) not file any such Registration Statement or Prospectus (or amendment or supplement thereto or comparable statement) with the SEC to which Holder's Counsel, any selling Holder or any other Inspector shall have reasonably objected on the grounds that such filing does not comply in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;


9363155.7                              - 15 -

          (b) prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary (i) to keep such Registration Statement effective, and (ii) to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement, in each case until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller(s) thereof set forth in such Registration Statement; provided, that except with respect to any Shelf Registration, such period need not extend beyond nine months after the effective date of the Registration Statement; and provided, further, that with respect to any Shelf Registration, such period need not extend beyond the time period provided in Section 2.3, and which periods, in any event, shall terminate when all Registrable Securities covered by such Registration Statement have been sold (but not before the expiration of the 90 day period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder, if applicable);

          (c) furnish, without charge, to each selling Holder of such Registrable Securities and each Underwriter, if any, of the securities covered by such Registration Statement, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits), and the Prospectus included in such Registration Statement (including each preliminary Prospectus) in conformity with the requirements of the Securities Act, and other documents, as such selling Holder and Underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such selling Holder (the Company hereby consenting to the use in accordance with applicable law of each such Registration Statement (or amendment or post-effective amendment thereto) and each such Prospectus (or preliminary prospectus or supplement thereto) by each such selling Holder of Registrable Securities and the Underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Registration Statement or Prospectus);

          (d) prior to any public offering of Registrable Securities, use its best efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as any selling Holder of Registrable Securities covered by such Registration Statement or the sole or lead managing Underwriter, if any, may reasonably request to enable such selling Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such selling Holder and to continue such registration or qualification in effect in each such jurisdiction for as long as such Registration Statement remains in effect (including through new filings or amendments or renewals), and do any and all other acts and things which may be necessary or advisable to enable any such selling Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such selling Holder;
provided, however, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4.1(d), (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction;

          (e) use its best efforts to obtain all other approvals, consents, exemptions or authorizations from such governmental agencies or authorities as may be necessary to enable the selling Holders of such Registrable Securities to consummate the disposition of such Registrable Securities;


9363155.7                              - 16 -

          (f) promptly notify Holders' Counsel, each Holder of Registrable Securities covered by such Registration Statement and the sole or lead managing Underwriter, if any: (i) when the Registration Statement, any pre-effective amendment, the Prospectus or any prospectus supplement related thereto or post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any state securities or blue sky authority for amendments or supplements to the Registration Statement or the Prospectus related thereto or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation or threat of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation of any proceeding for such purpose, (v) of the existence of any fact of which the Company becomes aware or the happening of any event which results in (A) the Registration Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein not misleading, or
(B) the Prospectus included in such Registration Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein, in the light of the circumstances under which they were made, not misleading, (vi) if at any time the representations and warranties contemplated by Section 2.5(b) cease to be true and correct in all material respects, and (vii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate or that there exists circumstances not yet disclosed to the public which make further sales under such Registration Statement inadvisable pending such disclosure and post-effective amendment; and, if the notification relates to an event described in any of the clauses (ii) through (vii) of this
Section 4.1(f), the Company shall promptly prepare a supplement or post-effective amendment to such Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that (1) such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and
(2) as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading (and shall furnish to each such Holder and each Underwriter, if any, a reasonable number of copies of such Prospectus so supplemented or amended); and if the notification relates to an event described in clause (iii) of this Section 4.1(f), the Company shall take all reasonable action required to prevent the entry of such stop order or to remove it if entered;

          (g) make available for inspection by any selling Holder of Registrable Securities, any sole or lead managing Underwriter participating in any disposition pursuant to such Registration Statement, Holders' Counsel and any attorney, accountant or other agent retained by any such seller or any Underwriter (each, an "Inspector" and, collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company and any subsidiaries thereof as may be in existence at such time (collectively, the "Records") as shall be necessary, in the opinion of such Holders' and such Underwriters' respective counsel, to enable them to exercise


9363155.7                              - 17 -
their due diligence responsibility and to conduct a reasonable investigation within the meaning of the Securities Act, and cause the Company's and any subsidiaries' officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspectors in connection with such Registration Statement;

          (h) obtain an opinion from the Company's counsel and a "cold comfort" letter from the Company's independent public accountants who have certified the Company's financial statements included or incorporated by reference in such Registration Statement, in each case dated the effective date of such Registration Statement (and if such registration involves an Underwritten Offering, dated the date of the closing under the underwriting agreement), in customary form and covering such matters as are customarily covered by such opinions and "cold comfort" letters delivered to underwriters in underwritten public offerings, which opinion and letter shall be reasonably satisfactory to the sole or lead managing Underwriter, if any, and to the Majority Holders of the Registration, and furnish to each Holder participating in the offering and to each Underwriter, if any, a copy of such opinion and letter addressed to such Holder (in the case of the opinion) and Underwriter (in the case of the opinion and the "cold comfort" letter);

          (i) provide a CUSIP number for all Registrable Securities and provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities covered by such Registration Statement not later than the effectiveness of such Registration Statement;

          (j) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC and any other governmental agency or authority having jurisdiction over the offering, and make available to its security holders, as soon as reasonably practicable but no later than 90 days after the end of any 12-month period, an earnings statement (i) commencing at the end of any month in which Registrable Securities are sold to Underwriters in an Underwritten Offering and (ii) commencing with the first day of the Company's calendar month next succeeding each sale of Registrable Securities after the effective date of a Registration Statement, which statement shall cover such 12-month periods, in a manner which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

          (k) if so requested by the Majority Holders of the Registration, use its best efforts to cause all such Registrable Securities to be listed (i) on each national securities exchange on which the Company's securities are then listed or (ii) if securities of the Company are not at the time listed on any national securities exchange (or if the listing of Registrable Securities is not permitted under the rules of each national securities exchange on which the Company's securities are then listed), on a national securities exchange designated by the Majority Holders of the Registration;

          (l) keep each selling Holder of Registrable Securities advised in writing as to the initiation and progress of any registration under Section 2 hereunder;

          (m) enter into and perform customary agreements (including, if applicable, an underwriting agreement in customary form) and provide officers' certificates and other customary closing documents;


9363155.7                              - 18 -

          (n) cooperate with each selling Holder of Registrable Securities and each Underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the NASD and make reasonably available its employees and personnel and otherwise provide reasonable assistance to the Underwriters (taking into account the needs of the Company's businesses and the requirements of the marketing process) in the marketing of Registrable Securities in any Underwritten Offering;

          (o) furnish to each Holder participating in the offering and the sole or lead managing Underwriter, if any, without charge, at least one manually-signed copy of the Registration Statement and any post-effective amendments thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those deemed to be incorporated by reference);

          (p) cooperate with the selling Holders of Registrable Securities and the sole or lead managing Underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the Underwriters or, if not an Underwritten Offering, in accordance with the instructions of the selling Holders of Registrable
Securities at least three business days prior to any sale of Registrable Securities;

          (q) if requested by the sole or lead managing Underwriter or any selling Holder of Registrable Securities, immediately incorporate in a prospectus supplement or post-effective amendment such information concerning such Holder of Registrable Securities, the Underwriters or the intended method of distribution as the sole or lead managing Underwriter or the selling Holder of Registrable Securities reasonably requests to be included therein and as is appropriate in the reasonable judgment of the Company, including, without limitation, information with respect to the number of shares of the Registrable Securities being sold to the Underwriters, the purchase price being paid therefor by such Underwriters and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering; make all required filings of such Prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment; and supplement or make amendments to any Registration Statement if requested by the sole or lead managing Underwriter of such Registrable Securities; and

          (r) use its best efforts to take all other steps necessary to expedite or facilitate the registration and disposition of the Registrable Securities contemplated hereby.

     4.2. Seller Information. The Company may require each selling Holder of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding such Holder, such Holder's Registrable Securities and such Holder's intended method of disposition as the Company may from time to time reasonably request in writing; provided that such information shall be used only in connection with such registration.

          If any Registration Statement or comparable statement under "blue sky" laws refers to any Holder by name or otherwise as the Holder of any securities


9363155.7                              - 19 -
of the Company, then such Holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such Holder and the Company, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, and (ii) in the event that such reference to such Holder by name or otherwise is not in the judgment of the Company, as advised by counsel, required by the Securities Act or any similar federal statute or any state "blue sky" or securities law then in force, the deletion of the reference to such Holder.

     4.3. Notice to Discontinue. Each Holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4.1(f)(ii) through (vii), such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.1(f) and, if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such Holder's possession of the Prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement (including, without limitation, the period referred to in Section 4.1(b)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 4.1(f) to and including the date when the Holder shall have received the copies of the supplemented or amended prospectus contemplated by and meeting the requirements of Section 4.1(f).

5.  INDEMNIFICATION; CONTRIBUTION.

     5.1. Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, members, shareholders, employees, Affiliates and agents (collectively, "Agents") and each Person who controls such Holder (within the meaning of the Securities Act) and its Agents with respect to each registration which has been effected pursuant to this Agreement, against any and all losses, claims, damages or liabilities, joint or several, actions or proceedings (whether commenced or threatened) in respect thereof, and expenses (as incurred or suffered and including, but not limited to, any and all expenses incurred in investigating, preparing or defending any litigation or proceeding, whether commenced or threatened, and the reasonable fees, disbursements and other charges of legal counsel) in respect thereof (collectively, "Claims"), insofar as such Claims arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (including any preliminary, final or summary prospectus and any amendment or supplement thereto) related to any such registration or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, or any qualification or compliance incident thereto; provided, however, that the Company will not be liable in any such case to the extent that any such Claims


9363155.7                              - 20 -
arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact so made in reliance upon and in conformity with written information furnished to the Company in an instrument duly executed by such Holder specifically stating that it was expressly for use therein. The Company shall also indemnify any Underwriters of the Registrable Securities, their Agents and each Person who controls any such Underwriter (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Person who may be entitled to indemnification pursuant to this Section 5 and shall survive the transfer of securities by such Holder or Underwriter.

     5.2. Indemnification by Holders. Each Holder, if Registrable Securities held by it are included in the securities as to which a registration is being effected, agrees to, severally and not jointly, indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers, each other Person who participates as an Underwriter in the offering or sale of such securities and its Agents and each Person who controls the Company or any such Underwriter (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) and its Agents against any and all Claims, insofar as such Claims arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (including any preliminary, final or summary prospectus and any amendment or supplement thereto) related to such registration, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company in an instrument duly executed by such Holder specifically stating that it was expressly for use therein; provided, however, that the aggregate amount which any such Holder shall be required to pay pursuant to this Section 5.2 shall in no event be greater than the amount of the net proceeds received by such Holder upon the sale of the Registrable Securities pursuant to the Registration Statement giving rise to such Claims less all amounts previously paid by such Holder with respect to any such Claims. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified party and shall survive the transfer of such securities by such Holder or Underwriter.

     5.3. Conduct of Indemnification Proceedings. Promptly after receipt by an indemnified party of notice of any Claim or the commencement of any action or proceeding involving a Claim under this Section 5, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party pursuant to Section 5, (i) notify the indemnifying party in writing of the Claim or the commencement of such action or proceeding; provided, that the failure of any indemnified party to provide such notice shall not relieve the indemnifying party of its obligations under this Section 5, except to the extent the indemnifying party is materially and actually prejudiced thereby and shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Section 5, and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any indemnified party shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (A) the indemnifying party has agreed


9363155.7                              - 21 -
in writing to pay such fees and expenses, (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such indemnified party within 10 days after receiving notice from such indemnified party that the indemnified party believes it has failed to do so, (C) in the reasonable judgment of any such indemnified party, based upon advice of counsel, a conflict of interest may exist between such indemnified party and the indemnifying party with respect to such claims (in which case, if the indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such indemnified party) or (D) such indemnified party is a defendant in an action or proceeding which is also brought against the indemnifying party and reasonably shall have concluded that there may be one or more legal defenses available to such indemnified party which are not available to the indemnifying party. No indemnifying party shall be liable for any settlement of any such claim or action effected without its written consent, which consent shall not be unreasonably withheld. In addition, without the consent of the indemnified party (which consent shall not be unreasonably withheld), no indemnifying party shall be permitted to consent to entry of any judgment with respect to, or to effect the settlement or compromise of any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim), unless such settlement, compromise or judgment (1) includes an unconditional release of the indemnified party from all liability arising out of such action or claim, (2) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party, and (3) does not provide for any action on the part of any party other than the payment of money damages which is to be paid in full by the indemnifying party.

     5.4.  Contribution.  If the indemnification provided  for in Section 5.1 or
5.2 from the indemnifying party for any reason is unavailable to (other than by reason of exceptions provided therein), or is insufficient to hold harmless, an indemnified party hereunder in respect of any Claim, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Claim in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, in connection with the actions which resulted in such Claim, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. If, however, the foregoing allocation is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults but also the relative benefits of the indemnifying party and the indemnified party as well as any other relevant equitable considerations.

          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.4 were determined by pro rata allocation or by any other method of allocation which does not take into account the


9363155.7                              - 22 -
equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by a party as a result of any Claim referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth in Section 5.3, any legal or other fees, costs or expenses reasonably incurred by such party in connection with any investigation or proceeding. Notwithstanding anything in this Section 5.4 to the contrary, no indemnifying party (other than the Company) shall be required pursuant to this
Section 5.4 to contribute any amount in excess of the net proceeds received by such indemnifying party from the sale of the Registrable Securities pursuant to the Registration Statement giving rise to such Claims, less all amounts previously paid by such indemnifying party with respect to such Claims. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     5.5. Other Indemnification. Indemnification similar to that specified in the preceding Sections 5.1 and 5.2 (with appropriate modifications) shall be given by the Company and each selling Holder of Registrable Securities with respect to any required registration or other qualification of securities under any Federal or state law or regulation of any governmental authority, other than the Securities Act. The indemnity agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract.

     5.6. Indemnification Payments. The indemnification and contribution required by this Section 5 shall be made by periodic payments of the amount thereof during the course of any investigation or defense, as and when bills are received or any expense, loss, damage or liability is incurred.

6.  GENERAL.

     6.1. Adjustments Affecting Registrable Securities. The Company agrees that it shall not effect or permit to occur any combination or subdivision of shares which would adversely affect the ability of the Holder of any Registrable
Securities to include such Registrable Securities in any registration contemplated by this Agreement or the marketability of such Registrable Securities in any such registration.

     6.2. Registration Rights to Others. The Company has not previously entered into an agreement with respect to its securities granting any registration rights to any Person. If the Company shall at any time hereafter provide to any holder of any securities of the Company rights with respect to the registration of such securities under the Securities Act, (i) such rights shall not be in conflict with or adversely affect any of the rights provided in this Agreement to the Holders and (ii) if such rights are provided on terms or conditions more favorable to such holder than the terms and conditions provided in this Agreement, the Company shall provide (by way of amendment to this Agreement or otherwise) such more favorable terms or conditions to the Holders.

     6.3. Availability of Information; Rule 144; Rule 144A; Other Exemptions. So long as the Company shall not have filed a registration statement pursuant to
Section 12 of the Exchange Act or a registration statement pursuant to the requirements of the Securities Act, the Company shall, at any time and from time to time, upon the request of any Holder of Registrable Securities and upon the


9363155.7                              - 23 -
request of any Person designated by such Holder as a prospective purchaser of any Registrable Securities, furnish in writing to such Holder or such prospective purchaser, as the case may be, a statement as of a date not earlier than 12 months prior to the date of such request of the nature of the business of the Company and the products and services it offers and copies of the Company's most recent balance sheet and profit and loss and retained earnings statements, together with similar financial statements for such part of the two preceding fiscal years as the Company shall have been in operation, all such financial statements to be audited to the extent audited statements are reasonable available, provided that, in any event the most recent financial statements so furnished shall include a balance sheet as of a date less than 16 months prior to the date of such request, statements of profit and loss and retained earnings for the 12 months preceding the date of such balance sheet, and, if such balance sheet is not as of a date less than 6 months prior to the date of such request, additional statements of profit and loss and retained earnings for the period from the date of such balance sheet to a date less than 6 months prior to the date of such request. If the Company shall have filed a registration statement pursuant to the requirements of Section 12 of the Exchange Act or a registration statement pursuant to the requirements of the Securities Act, the Company covenants that it shall timely file any reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c) of Rule 144 under the Securities
Act), and that it shall take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 and Rule 144A under the Securities Act, as such rules may be amended from time to time, or (ii) any other rule or regulation now existing or hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

     6.4. Amendments and Waivers. The provisions of this Agreement may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Company, the Majority Investor Holders, the Majority Management Holders and the Majority Institutional Investor Holders, provided, however, that no such amendment, modification, supplement, waiver or consent to departure shall reduce the aforesaid percentage of Registrable Securities without the written consent of all of the Holders of Registrable Securities; and provided, further, that nothing herein shall prohibit any amendment, modification, supplement, termination, waiver or consent to departure the effect of which is limited only to those Holders who have agreed to such amendment, modification, supplement, termination, waiver or consent to departure.

     6.5. Notices. All notices and other communications provided for or permitted hereunder shall deemed to be sufficient if contained in a written instrument and shall be deemed to have been duly given when delivered in person, by telecopy, by facsimile, by nationally-recognized overnight courier, or by first class registered or certified mail, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee as follows:


9363155.7                              - 24 -

          (i)  If to the Company, to:

               EXCO Holdings Inc.
               6500 Greenville Ave.
               Suite 600, LB 17
               Dallas, TX 75206
               Attn:  Chief Executive Officer
               Fax Number: (214) 378-5442


               With a copy to:

               Sayles, Lidji & Werbner
               1201 Elm St., 44th Floor
               Dallas, Texas  75270
               Attn:  Brian Lidji
               Fax Number:  (214) 939-8787

          (ii) If to the Investors:

               c/o Cerberus Capital Management, L.P.
               450 Park Avenue
               New York, NY  10022
               Attn:  Lenard B. Tessler
               Telecopy:  212-891-1540

               With a copy to:

               Schulte Roth & Zabel LLP
               919 Third Avenue
               New York, New York 10022
               Attn:  Stuart D. Freedman, Esq.
               Telecopy: (212) 593-5955

       (iii) If to the Institutional Investors, to the address of such Institutional Investors set forth in the records of the Company.

       (iv) If to the Management Holders, to the address of such Management Holders set forth in the records of the Company.

       (v) If to any subsequent Holder, to the address of such Person set forth in the records of the Company.

          All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy or facsimile, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day and (c) in the

9363155.7                              - 25 -
case of mailing, on the third Business Day following such mailing if sent by certified mail, return receipt requested.

     6.6. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and permitted assigns (including any permitted transferee of Registrable Securities). Any Holder may assign to any transferee of its Registrable Securities (other than a transferee that acquires such Registrable Securities in a registered public offering or pursuant to a sale under Rule 144 of the Securities Act (or any successor rule)), its rights and obligations under this Agreement; provided, however, if any transferee shall take and hold Registrable Securities, such transferee shall promptly notify the Company and by taking and holding such Registrable Securities such transferee shall automatically be entitled to receive the benefits of and be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement as if it were a party hereto (and shall, for all purposes, be deemed a Holder under this Agreement). If the Company shall so request, any heir, successor or assign (including any transferee) shall agree in writing to acquire and hold the Registrable Securities subject to all of the terms hereof. For purposes of this Agreement, "successor" for any entity other than a natural person shall mean a successor to such entity as a result of such entity's merger, consolidation, sale of substantially all of its assets, or similar transaction. Except as provided above or otherwise permitted by this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any Holder or by the Company without the consent of the other parties hereto.

     6.7. Counterparts. This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.

     6.8. Descriptive Headings, Etc. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (1) words of any gender shall be deemed to include each other gender; (2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement unless otherwise specified; (4) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified; (5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.

     6.9. Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.


9363155.7                              - 26 -

     6.10. Governing Law. This Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflicting provision or rule (whether of the State of Delaware, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Delaware to be applied. In furtherance of the foregoing, the internal law of the State of Delaware will control the interpretation and construction of this Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

     6.11. Remedies; Specific Performance. The parties hereto acknowledge that money damages would not be an adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law. Except as otherwise provided by law, a delay or omission by a party hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative. The failure to file a Demand Registration Statement within 120 days of a Request under Section
2.1 or 2.3 shall constitute, in the absence of an injunction or a Blackout Period having been imposed or a Withdrawn Request, a breach thereof entitling the Holders to remedies hereunder.

     6.12. Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to such subject matter, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the Company and the other parties to this Agreement with respect to such subject matter.

     6.13. Nominees for Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.


9363155.7                              - 27 -

     6.14.  Consent to Jurisdiction.

          (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself or himself and its or his property, to the exclusive jurisdiction of any New York state court sitting in New York county or federal court of the United States of America sitting in New York county, and any appellate court presiding thereover, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York state court or, to the extent permitted by law, in any such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (b) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it or he may legally and effectively do so, any objection that it or he may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder in any State or federal court sitting in New York county. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

The parties hereto further agree that the notice of any process required by any such court in the manner set forth in Section 6.5 shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by law.

     6.15. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     6.16. No Inconsistent Agreements. The Company will not hereafter enter into any agreement which is inconsistent with the rights granted to the Holders in this Agreement.

     6.17. Construction. The Company and the Initial Holders acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its legal counsel and that this Agreement shall be construed as if jointly drafted by the Company and the Holders.




9363155.7                              - 28 -

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.


EXCO HOLDINGS INC                         INVESTORS:


                                          [Cerberus Funds - to come]


By:______________________________         By:________________________________
                                             Name:
                                             Title:



                                          MANAGEMENT HOLDERS


                                          ___________________________________
                                          [Institutional Investors to come]



                                          ___________________________________
                                          Douglas H. Miller



                                          ___________________________________
                                          T. W. Eubank


                                          EXCO INVESTORS, LLC


                                          By:________________________________
                                             Name:
                                             Title:



                                          ___________________________________
                                          [Names to come]




9363155.7                              - 29 -

                                                                       EXHIBIT C
                                                                       ---------



                             STOCKHOLDERS' AGREEMENT
                             -----------------------

                                                                       EXHIBIT C








================================================================================






                               EXCO HOLDINGS INC.







                             STOCKHOLDERS' AGREEMENT










                        Dated as of ___________ __, 2003









================================================================================








9364325.12

                                                                       EXHIBIT C


                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

1.  DEFINITIONS................................................................1

2.  RESTRICTIONS ON TRANSFERS APPLICABLE TO SECURITYHOLDERS AND THE COMPANY....3

     2.1.    General Restriction...............................................3
     2.2.    Rights of First Refusal...........................................4
     2.3.    Right of First Offer..............................................6
     2.4.    Right of Co-Sale..................................................7
     2.5.    Drag-Along Right..................................................9
     2.6.    Permitted Transfers..............................................10
     2.7.    Taxable transactions.............................................10

3.  COVENANTS AND AGREEMENTS..................................................10

     3.1.    Information Rights of Investor Stockholders......................10
     3.2.    Information Rights of Other Stockholders.........................11

4.  OTHER TRANSFER PROVISIONS.................................................11

     4.1.    Other Transfer Restrictions......................................11
     4.2.    Legends..........................................................12
     4.3.    Procedures For Transferring......................................12
     4.4.    Failure to Deliver Shares........................................12

5.   BOARD OF DIRECTORS AND OTHER MATTERS.....................................13

6.   GENERAL..................................................................15

     6.1.    Amendments and Waivers...........................................15
     6.2.    Notices..........................................................15
     6.3.    Successors and Assigns...........................................16
     6.4.    Counterparts.....................................................16
     6.5.    Descriptive Headings, Etc........................................16
     6.6.    Severability.....................................................16
     6.7.    Governing Law....................................................17
     6.8.    Jurisdiction and Venue...........................................17
     6.9.    Remedies; Specific Performance...................................17
     6.10.   Entire Agreement.................................................18
     6.11.   Termination......................................................18
     6.12.   Further Assurances...............................................18
     6.13.   Construction.....................................................18
     6.14.   No Inconsistent Agreement........................................18
     6.15.   Costs and Attorneys' Fees........................................18

SCHEDULE 1 - INVESTOR STOCKHOLDERS
SCHEDULE 2 - OTHER STOCKHOLDERS
EXHIBIT A - STOCKHOLDER JOINDER
EXHIBIT B - NOTICE FOR STOCKHOLDERS


9364325.12

                                                                       EXHIBIT C


                             STOCKHOLDERS' AGREEMENT

          This STOCKHOLDERS' AGREEMENT (this "Agreement") is made and entered into as of ___________________, 2003, by and among EXCO HOLDINGS INC., a Delaware corporation (the "Company"), the investors set forth on Schedule 1 hereto (each, a "Cerberus Investor" and collectively, the "Cerberus Investors"), the institutional investors listed on Schedule 2 hereto ("Institutional Investors") and the stockholders set forth on Schedule 3 hereto (together with the Institutional Investors, the "Other Stockholders" and together with the Cerberus Investors, the "Stockholders").


                              W I T N E S S E T H :
                              - - - - - - - - - -

          WHEREAS, the Company and the Cerberus Investors have entered into the Stock Purchase Agreement, dated as of March 11, 2003 (the "Stock Purchase Agreement");

          WHEREAS, pursuant to the Purchase Agreement, the Cerberus Investors shall purchase shares of Class A Common Stock of the Company;

          WHEREAS, in order to induce the Cerberus Investors to consummate the transactions contemplated by the Purchase Agreement, the Company and the Other Stockholders are executing and delivering this Agreement;

          NOW,   THEREFORE,   in  consideration  of  the  mutual  covenants  and
agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


          1. Definitions. Terms used but not defined herein shall have the meaning given to such term in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

          "Affiliate" shall mean with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person, and with respect to any individual, shall mean his or her spouse, sibling, child, step child, grandchild, niece, nephew or parent of such Person, or the spouse thereof ("Immediate Family), or a trust or family limited partnership for the benefit of any such Person or any member of such Person's Immediate Family. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 20% or more of the voting securities of a Person shall be deemed to be control.

          "Agreement" has the meaning set forth in the preamble.

          "Business Day" shall mean any day that is not a Saturday, Sunday or day on which banking institutions in New York, New York are not required to be open.


9364325.12

          "Class A Common Stock" shall mean shares of Class A common stock, $.01 par value, of the Company.

          "Class B Common Stock" shall mean shares of Class B common Stock, $.01 par value, of the Company.

          "Common Stock" shall mean Class A Common Stock and Class B Common Stock and any other capital stock or securities convertible into or exchangeable for capital stock hereafter purchased or acquired by any Stockholder.

          "Company" shall have the meaning set forth in the preamble.

          "Decline Notice" shall have the meaning set forth in Section 2.2(d).

          "Electing Holder" shall have the meaning set forth in Section 2.4(a).

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

          "Designated Executives" shall mean each of Douglas H. Miller and T. W. Eubank for so long as each is an executive officer of the Company.

          "Initial Public Offering" shall mean the first public offering of any class of equity securities of the Company pursuant to a registration statement filed with and declared effective by the SEC.

          "Investor Holders" shall mean each of the Cerberus Investors and its Affiliates for so long as it owns any Common Stock and such of its respective heirs, successors and permitted assigns (including any Permitted Transferees of Common Stock) who acquire or are otherwise the transferee of Common Stock, directly or indirectly, from such Investor (or any subsequent holder), for so long as such heirs, successors and permitted assigns own any Common Stock.

          "Majority   Other   Stockholders"   shall   mean  one  or  more  Other
Stockholders who would hold a majority of the Common Stock held by all Other Stockholders then outstanding.

          "Offered Shares" shall have the meaning set forth in Section 2.2(a).

          "Permitted  Transferee"  shall have the  meaning  set forth in Section
2.6.

          "Person" shall mean any individual, firm, partnership, corporation, trust, joint venture, association, joint stock company, limited liability company, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof, and shall include any successor (by merger or otherwise) of such entity.

          "Proportionate Percentage" shall mean, with respect to any group of Stockholders, the ratio of the number of shares of Class A Common Stock then owned by any member of such group to the aggregate number of shares of Class A Common Stock then owned by all members of such group.


9364325.12                                2

          "Pro Rata Portion" shall have the meaning set forth in Section 2.2(a).

          "pro rata share" shall have the meaning set forth in Section 2.4(a).

          "Purchase Offer" shall have the meaning set forth in Section 2.2(a).

          "Repurchase Agreement" shall mean those certain Stock Repurchase Agreements of even date herewith by and between the Company and the Other Stockholders party hereto.

          "ROFO Party" shall have the meaning set forth in Section 2.3.

          "ROFO Notice" shall have the meaning set forth in Section 2.3.

          "ROFO Offeree" shall have the meaning set forth in Section 2.3.

          "ROFO  Decision  Notice"  shall have the  meaning set forth in Section
2.3.

          "ROFO  Response  Notice"  shall have the  meaning set forth in Section
2.3.

          "SEC" shall mean the Securities and Exchange Commission, or any successor agency having jurisdiction to enforce the Securities Act.

          "Securities Act" shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

          "Seller" shall have the meaning set forth in Section 2.2.

          "Shares" shall have the meaning set forth in Section 2.2.

          "Stockholder Joinder" means a joinder agreement, substantially in the form of Exhibit A attached hereto, executed by a Person, other than a current Stockholder, who has acquired Shares from a current Stockholder, with the effect that the holder thereafter shall be deemed to be a Stockholder for all purposes of this Agreement.

          "Stockholders" shall have the meaning set forth in the preamble.

          "Subsequent Offer" shall have the meaning set forth in Section 2.2(a).

          "Transfer" shall have the meaning set forth in Section 2.1.

          "Unpurchased  Shares"  shall  have the  meaning  set forth in  Section
2.2(a).

          2. RESTRICTIONS ON TRANSFERS APPLICABLE TO SECURITYHOLDERS AND THE COMPANY.

               2.1. General Restriction. None of the Company, the Cerberus Investors, any Other Stockholder nor any of their Permitted Transferees may, directly or indirectly (including without limitation by way of Transfer of membership or other equity interests in an Other Stockholder or Permitted


9364325.12                                3

Transferee that is an entity), sell, assign, transfer, pledge (other than to the Company in connection with the Promissory Notes (as defined in the Stock Purchase Agreement)), bequeath, hypothecate, mortgage, grant any proxy with respect to, or in any other way encumber or otherwise dispose of (collectively, a "Transfer") any Shares except pursuant to the provisions of this Section 2 and
Section 4 hereof. Notwithstanding anything in this agreement to the contrary, in no event shall any Other Stockholder be permitted to Transfer any shares of Class B Common Stock (other than (i) in connection with the Repurchase Agreement or (ii) a Transfer that is in connection with a Change of Control (as defined in the Repurchase Agreement).

               2.2.  Rights of First Refusal.

                    (a) Subject to the terms and on the conditions specified in this Section 2.2, if at any time the Company, an Other Stockholder (other than the Designated Executives) or a Permitted Transferee of an Other Stockholder wishes to Transfer all or any portion of its shares of Common Stock (or, in the case of the Company, any shares of capital stock of the Company) ("Shares") owned by it (or, in the case of the Company, that are authorized but unissued) (the "Seller") pursuant to the terms of a bona fide offer received from a third party, except in the case of the Company, such Seller shall notify the Company in writing of such offer to sell such Shares (the "Offered Shares") which shall include a description of the terms and conditions, including price, on which such Seller proposes to sell such Shares to such third party (the "Purchase Offer"). The Purchase Offer shall disclose (i) the identity of the proposed purchaser or transferee, (ii) the Offered Shares proposed to be sold or transferred, (iii) except in the case of the Company, the total number of Shares owned by the Seller, and (iv) the agreed terms, including price of the sale or transfer, and any other material facts relating to the sale or transfer. The Purchase Offer shall further state that the Company may acquire, in accordance with the provisions of this Section 2.2, all or any portion of the Offered Shares for the same price and upon the same terms and conditions set forth therein. Within thirty (30) days after the receipt of the Purchase Offer, the Company shall give notice to such Seller of its intent to purchase all or any portion of the Offered Shares, which communication shall be delivered to such Seller pursuant to Section 6.2 below and shall, when taken in conjunction with the Purchase Offer be deemed to constitute a valid, legally binding and enforceable agreement between the Seller and the Company for the sale and purchase of the Shares covered thereby. In the event that the Company does not elect to purchase all of the Offered Shares during such thirty (30) day period, then (i) the Seller shall give prompt written notice to the Investor Holders and the Designated Executives and (ii) the Seller shall make the Purchase Offer (the "Subsequent Offer") with respect to any Offered Shares not purchased by the Company pursuant to the previous sentence (the "Unpurchased Shares"), to the Investor Holders and the Designated Executives. Each Investor Holder and Designated Executive shall have the right to purchase the number of Unpurchased Shares as shall be equal to (i) the aggregate number of Unpurchased Shares multiplied by (ii) the Investor Holder's or the Designated Executive's Proportionate Percentage. The amount of shares each Investor Holder and Designated Executive is entitled to purchase under this Section 2.2 shall be referred to as its "Pro Rata Portion". Within thirty (30) days after receipt of the Subsequent Offer, each Investor Holder and Designated Executive shall give notice to such Seller of its intent to purchase all or any portion of its Proportionate Percentage, which communication shall be delivered to such Seller pursuant to Section 6.2 below and shall, when taken in conjunction with the Subsequent Offer be deemed to constitute a valid, legally binding and


9364325.12                                4
enforceable agreement between the Seller and such Investor Holder or Designated Executive, as applicable, for the sale and purchase of the Shares covered thereby. In the event that any Investor Holder or Designated Executive does not elect to purchase its Pro Rata Portion (or any portion thereof) during such thirty (30) day period, then the Seller shall give prompt written notice to each Investor Holder and Designated Executive who has elected to purchase its Pro Rata Portion, and such Investor Holder or Designated Executive who so elects shall have the right to purchase, on a pro rata basis with any other Investor Holder or Designated Executive who so elects, such Pro Rata Portion (or any portion thereof) not purchased by any Investor Holder or Designated Executive by giving notice to the Seller within ten (10) days after receipt of such notice from the Seller. In the event that an Investor Holder or Designated Executive shall elect to purchase all or part of the Unpurchased Shares covered by the Subsequent Offer, such Investor Holder or Designated Executive shall individually communicate in writing such election to purchase to the Seller. In the event that the Investor Holders and the Designated Executives do not elect to purchase all of the Unpurchased Shares after the applicable forty (40) day aggregate period, then (i) the Seller shall give prompt written notice to EXCO Investors, LLC and the Institutional Investors and (ii) the Seller shall make the Purchase Offer (the "Follow-On Offer") with respect to any Unpurchased Shares not purchased by the Investor Holders or the Designated Executives pursuant to the provisions of this Section 2.2(a) (the "Available Shares"), to EXCO Investors, LLC and the Institutional Investors. Each Institutional Investor and EXCO Investors, LLC shall have the right to purchase the number of Available Shares as shall be equal to (i) the aggregate number of Available Shares multiplied by (ii) the Institutional Investor's or EXCO Investor, LLC's Proportionate Percentage. The amount of shares each Institutional Investor and EXCO Investors, LLC is entitled to purchase under this Section 2.2 shall be referred to as its "Pro Rata Piece". Within ten (10) days after receipt of the Follow-On Offer, each of the Institutional Investor and EXCO Investors, LLC shall give notice to such Seller of its intent to purchase all or any portion of its Pro Rata Piece, which communication shall be delivered to such Seller pursuant to Section 6.2 below and shall, when taken in conjunction with the Follow-On Offer be deemed to constitute a valid, legally binding and enforceable agreement among the Seller, EXCO Investors, LLC and the Institutional Investors for the sale and purchase of the Shares covered thereby. In the event that any Institutional Investor or EXCO Investors, LLC does not elect to purchase its Pro Rata Piece (or any portions thereof) during such ten (10) day period, the Seller shall give prompt written notice to EXCO Investors, LLC and each Institutional Investor who has elected to purchase its Pro Rata Piece, and EXCO Investors, LLC, if applicable, and such Institutional Investor who so elects shall have the right to purchase, on a pro rata basis with any other Institutional Investor and EXCO Investors, LLC, if applicable who so elect, such Pro Rata Piece (or any portion thereof) not purchased by any Institutional Investor or EXCO Investors, LLC by giving notice to the Seller within ten (10) days after receipt of such notice from the Seller. In the event that an Institutional Investor or EXCO Investors, LLC shall elect to purchase all or part of the Available Shares covered by the Follow-On Offer, such Institutional Investor or EXCO Investors, LLC shall individually communicate in writing such election to purchase to the Seller.

                    (b) Any Transfer by the Company, any Other Stockholder (other than the Designated Executives) or their Permitted Transferees shall be for cash only unless such Transfer is in connection with a sale of at least a majority of the outstanding capital stock of the Company after giving effect to the transaction.


9364325.12                                5

                    (c) Transfers of Shares under the terms of this Section 2.2 shall be made at the offices of the Company on a mutually satisfactory Business Day within 90 days after the expiration of the last applicable period described in Section 2.2(a). Delivery of certificates or other instruments evidencing such Shares duly endorsed for Transfer shall be made on such date against payment of the purchase price therefor.

                    (d) If  any Offered  Shares  offered by Seller  pursuant  to
Section 2.2 are not purchased by the Company, the Investor Holders, the Designated Executives, the Institutional Investors or EXCO Investors, LLC, the Seller shall provide notice thereof to the Company and the Stockholders (a "Decline Notice"), and any unpurchased Offered Shares may be sold by such a Seller to the third party purchaser at any time within the one hundred and twenty (120) days after the last applicable time period has expired, but subject to the provisions of Section 2.4 below. Any such sale shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the third party purchaser than those specified in the Purchase Offer. Any Shares not sold within such one hundred and twenty (120) day period shall continue to be subject to the requirements of Section 2.2 hereof. Subject to the provisions of
Section 6.3 hereof, any transferee of Shares under Section 2.2 shall be entitled to the benefits conferred by and subject to the restrictions imposed by this Agreement.

                    (e) The election by the Company, an Investor Holder, a Designated Executive, EXCO Investors, LLC or an Institutional Investor not to exercise its rights under this Section 2.2 in any one instance shall not affect the rights of the Company, such Investor Holder, Designated Executive, EXCO Investors, LLC or Institutional Investor as to any subsequent proposed Transfer. Any Transfer by any Other Holder (other than the Designated Executives) of any of its shares of Common Stock without first giving the Company, the Investor Holders, the Designated Executives, EXCO Investors, LLC and the Institutional Investors the rights described in this Section 2.2 shall be void and of no force or effect.

               2.3. Right of First Offer. Subject to the terms and conditions specified in this Section 2.3, each Investor Holder and Designated Executive hereby grants to each other Investor Holder and Designated Executive a right of first offer with respect to any future Transfers by such Investor Holder or Designated Executive of Shares; provided that the Investor Holders and Designated Executives shall not have any right of first offer with respect to any proposed Transfer by any Investor Holder or Designated Executives if the Transfer is, or the Transfer, taken together with all previous Transfers of the Investor Holders or the Designated Executives, is for Shares representing less than 10% of the shares of Class A Common Stock owned by the Investor Holders or the Designated Executives, respectively, on the date of this Agreement. Each time any Investor Holder or Designated Executive proposes to Transfer any Shares, such Investor Holder or Designated Executive (the "ROFO Party") shall first offer to sell such Shares to the other Investor Holders and Designated Executives (each, a "ROFO Offeree"), provided that no Investor Holder that is an Affiliate of the Investor Holder that is the ROFO Party shall constitute a ROFO Offeree, in accordance with the following provisions:

                    (a) the ROFO Party shall deliver a written notice (a "ROFO Notice") stating its bona fide intention to Transfer such Shares and the number of Shares offered (the "Subject Shares").


9364325.12                                6

                    (b) Each Investor Holder and Designated Executive that constitutes a ROFO Offeree shall have the right to purchase the number of Subject Shares as shall be equal to (i) the aggregate number of Subject Shares multiplied by (ii) the Investor Holder's or the Designated Executive's Proportionate Percentage. The amount of shares each Investor Holder and Designated Executive is entitled to purchase under this Section 2.3 shall be referred to as its "Pro Rata Amount". The ROFO Offeree or Offerees holding a majority of the Pro Rata Amounts that wish to exercise their rights pursuant to this Section 2.3 (the "Lead Offeree(s)") shall have the right to determine the terms and conditions of the offer to be made pursuant to this Section 2.3. By written notification (the "ROFO Response Notice") delivered by the Lead Offeree within thirty (30) calendar days after delivery by the ROFO Party of the ROFO Notice, such Lead Offeree shall make an offer to the ROFO Party (with a copy to the other ROFO Offerees) to purchase the Subject Shares, on the price and terms contained in the ROFO Response Notice, on behalf of all ROFO Offerees.

                    (c) Within ten (10) calendar days after delivery by the Lead Offeree(s) of the ROFO Response Notice, each other ROFO Offeree shall notify the Lead Offeree(s) in writing of the portion of its Pro Rata Amount that such ROFO Offeree is electing to purchase on the price and terms contained in the ROFO Response Notice. In the event that any ROFO Offeree does not elect to purchase its Pro Rata Amount (or any portion thereof) during such ten (10) calendar day period, then the Lead Offeree(s) shall be obligated to purchase all such unelected Pro Rata Amounts (if and to the extent the ROFO Party accepts the offer to purchase) on the terms and conditions set forth in the ROFO Response Notice.

                    (d) By written notification (the "ROFO Decision Notice") delivered by the applicable ROFO Party within twenty (20) calendar days after delivery of the ROFO Response Notice, the ROFO Party may accept or reject the offer to purchase on the terms contained in the ROFO Response Notice. If the ROFO Party accepts such offer to purchase, the ROFO Decision Notice will be deemed to constitute a valid, legally binding and enforceable agreement between the ROFO Party and the participating ROFO Offerees for the sale and purchase of the Subject Shares. In the event that the ROFO Party rejects such offer to purchase or no ROFO Response Notice is received within the time period described in Section 2.3(b) above, the ROFO Party may Transfer or enter into a binding agreement to Transfer the Subject Shares to any third party purchaser at any time within ninety (90) days after the date of delivery of such rejection or the expiration of the 20 day period described in Section 2.3(b), as applicable; provided that any such binding agreement shall be consummated within 120 days after the end of such 90 day period, but subject to the provisions of Section
2.4 below. Any such Transfer shall be for consideration greater than that specified in the ROFO Response Notice. If the Subject Shares are not Transferred by or an agreement to transfer the Subject Shares is not entered into by the ROFO Party within such 90 day period (or in the case of an agreement, the Transfer pursuant thereto has not been consummated within 120 days after the end of such 90 day period), the right provided pursuant to this Section 2.3 shall be deemed to be revived and the Subject Shares shall not be offered unless first reoffered to the ROFO Offerees in accordance herewith.

               2.4. Right of Co-Sale. (a) If at any time a Stockholder proposes to Transfer all or any portion of its Shares to any third party and the Investor Holders, EXCO Investor, LLC, the Institutional Investors or Designated


9364325.12                                7

Executives do not exercise their respective rights of first refusal or the right of first offer is not consummated, as applicable, as to any portion of the Offered Shares or Subject Shares, as applicable, pursuant to Section 2.2 or
Section 2.3, then each Investor Holder and Designated Executive (other than any Investor Holder or Designated Executive that defaulted in its obligations to the ROFO Party under any ROFO Response Notice) and each other non-selling Other Stockholder (an "Electing Holder" for purposes of this Section 2.4) shall have the opportunity to sell a pro rata share of the Offered Shares or the Subject Shares that the Seller(s) proposes to Transfer to such third party in accordance with the following provisions:

               (i) In the event that such right arises after a failure to exercise rights of first refusal, an Electing Holder shall designate the portion of its pro rata share of the Offered Shares that it wishes to sell and the maximum number of shares it elects to sell in excess of its pro rata share in connection with (iii) below by delivering written notice thereof to the selling Stockholder within 30 days after receipt of the Decline Notice referred to in Section 2.2(d);

               (ii) In the event that such right arises after the right of first offer is not consummated, if the ROFO Party shall, within the 90 day period described in Section 2.3(d), propose to enter into a binding agreement to Transfer the Subject Shares, the ROFO Party shall give written notice of the price, terms and conditions of such proposed agreement to the Electing Holders (the "Co-Sale Notice"). Within thirty (30) calendar days of receiving the Co-Sale Notice, the Electing Holders shall designate the portion of its pro rata share of the Subject Shares that it wishes to sell and the maximum number of shares it elects to sell in excess of its pro rata share in connection with (iii) below by delivering written notice thereof to the ROFO Party.

               (iii) To the extent any Electing Holder elects to sell an amount less than its pro rata share, the other Electing Holders, to the extent that they have elected to sell all of their pro rata share, shall have the opportunity to sell, on a pro rata basis with the other Electing Holders seeking to sell in excess of its pro rata share, the remaining shares constituting the unelected portion of each Electing Holder's pro rata share.

                    (b) If an Electing Holder elects to sell all or any of or more than its pro rata share, the selling Stockholder shall assign so much of his or its interest in the proposed sale as the Electing Holder shall be entitled to and shall request hereunder, and the Electing Holder shall be obliged to Transfer such securities in connection therewith. For purposes of this Section 2.4, the "pro rata share" which the Electing Holder shall be entitled to sell shall be an amount of Common Stock equal to the product obtained by multiplying (i) the total amount of Common Stock proposed to be sold by the selling Stockholder by (ii) a fraction, the numerator of which shall be the number of shares of Common Stock owned by an Electing Holder and the denominator shall be the total number of shares of Common Stock owned by all participating Electing Holders and the selling Stockholder.


9364325.12                                8

                    (c) If within thirty (30) days of receiving the Decline Notice, the Electing Holders do not notify the selling Stockholder that they desire to sell all or any of their aggregate pro rata shares of the Common Stock described in such notice for the price and on the terms and conditions set forth therein, then the selling Stockholder may, subject to Section 2.2 and 2.3 hereof, Transfer during a period of ninety (90) days thereafter the Offered Shares the Electing Holders do not elect to sell. If within thirty (30) days of receiving the Co-Sale Notice, the Electing Holders do not notify the ROFO Party that they desire to sell all or any of their aggregate pro rata shares of the Common Stock described in such notice for the price and on the terms and conditions set forth therein, then the ROFO Party may, subject to Section 2.2 and 2.3 hereof, Transfer during a period of ninety (90) days thereafter the Subject Shares the Electing Holders do not elect to sell. Any such Transfer shall be made only to persons identified in the Purchase Offer or the Co-Sale
Notice, as applicable, and at the same price and upon the same terms and conditions as those set forth in the Purchase Offer or the Co-Sale Notice, as applicable. In the event the selling Stockholder has not Transferred the Common Stock within such 90 day periods, as applicable, the Seller shall not thereafter Transfer any Common Stock without first notifying the Investor Holders, the Designated Executives and the non-selling Other Stockholders (other than the Designated Executives) in the manner provided in Section 2.2(a) or Section 2.3 above , as applicable, and such Common Stock shall continue to be subject to the requirements of this Section.

                    (d)   The  election  by  an   Investor  Holder,   Designated
Executive or any other non-selling Other Stockholders not to exercise its rights under this Section 2.4 in any one instance shall not affect the rights of such Investor Holder, Designated Executive or any other non-selling Other Stockholders as to any subsequent proposed Transfer. Any Transfer by any Stockholder of any of its shares of Common Stock without first giving the Investor Holders, the Designated Executives and the other non-selling Other Stockholders the rights described in this Section 2.4 shall be void and of no force or effect.

               2.5.  Drag-Along Right.

                    (a) Following compliance with the procedures of Section 2.3, in the event one or more Stockholders holding more than 50% (or, to the extent that at such time the Investor Holders own less than 60% of the outstanding shares of common stock, Investor Holders holding more than 40%) of the outstanding shares of Common Stock in the aggregate (the "Transferor") propose to Transfer for cash or marketable equity securities traded or quoted on a national exchange or quotation system all of the shares of Common Stock held by the Transferor to a third party that (i) is not an Affiliate of the Transferor and (ii) in the event the Transfer (in whole or in part) is in exchange for marketable equity securities, the issuer of such securities has an equity market capitalization of at least $1,000,000,000 (a "Transferee"), such Transferor or such Transferee, to the extent authorized by such Transferor, may require the Other Stockholders and any Investor Holders to participate in such Transfer and sell or transfer all the Shares held by such Stockholders in the manner and on the same terms and conditions (or on terms and conditions, in the case of Class B Common Stock, appropriately adjusted to account for the applicable rights upon liquidation) as such Transferor (the "Drag-Along Right").

                    (b) No later than twenty (20) days prior to the consummation of the Transfer, the Transferor shall deliver a written notice to the Other


9364325.12                                9

Stockholders (and any Investor Holder) specifying the names and address of the proposed parties to such Transfer and the terms and conditions thereof. In the event such written notice is given, any warrants and options held by each Stockholder which are then presently exercisable (or become exercisable as a result of the transaction that is the subject of the notice), shall be exercised by the Stockholders for Common Stock, which Common Stock shall also be subject to the Drag-Along Right, and such options and warrants to the extent not then exercisable (or to the extent such options and warrants would not become exercisable as a result of such transaction) shall automatically be cancelled. The closing of the Transfer shall be held at such time and place as the
Transferor or the Transferee shall reasonably specify. Prior to or at such closing, each Stockholder shall deliver stock certificates representing its Shares, duly endorsed for transfer, and each such Stockholder shall represent and warrant that (i) such Stockholder is the record and beneficial owner of such Shares and (ii) such Shares are being transferred free and clear of any liens, charges, claims or encumbrances (other than restrictions imposed pursuant to applicable Federal and state securities laws and this Agreement). Each Stockholder agrees to take all actions necessary and desirable in connection with the consummation of the Transfer, including without limitation, the waiver of all appraisal rights available to any such Stockholder under applicable law, and shall make such additional representations and warranties as shall be customary in transactions of a similar nature.

               2.6.   Permitted  Transfers.  Any  Stockholder  may,  subject  to
Section 4, transfer Shares to any Affiliate of such Stockholder (each such Person, a "Permitted Transferee"). Any transfer pursuant to this Section 2.6 may be effected without complying with the provisions of Section 2.2, 2.3 or 2.4. Upon the consummation of, and as a condition to, any transfer pursuant to this
Section 2.6, the transferee must execute a Stockholder Joinder in the form of Exhibit A hereto and thereby become a party to, and be bound by, the terms and provisions of this Agreement. References in this Agreement to Shares held or owned by any Stockholder shall be deemed to include Shares held or owned by any such Permitted Transferee(s).

               2.7. Taxable transactions. Notwithstanding anything to the contrary, the Transferor may not exercise (or authorize a Transferee to exercise) the rights provided in Section 2.5 if the consideration for such Transfer is other than cash unless the transaction in which such Transfer would occur would qualify as a tax free reorganization.

          3.  COVENANTS AND AGREEMENTS.

               3.1. Information Rights of Investor Stockholders. For as long as any Investor Holder or Institutional Investor owns Shares representing at least 25% of the Class A Common Stock initially purchased by such Investor Holder or Institutional Holder on the date of this Agreement, the Company shall deliver to such Investor Holder:

                    (a) within 30 days after the end of each month and 60 days after the end of each quarter (except the last) in each fiscal year of Company, a consolidated (and, to the extent provided to the lenders under the Credit Agreements (as defined in the Stock Purchase Agreement), consolidating) balance sheet of the Company as of the end of such month or quarter, and consolidated (and, to the extent provided to the lenders under the Credit Agreements (as defined in the Stock Purchase Agreement), consolidating) statements of income


9364325.12                               10
and cash flow of the Company for such month or quarter and the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods a year earlier;

                    (b) within 90 days after the end of each fiscal year of the Company, a consolidated (and, to the extent provided to the lenders under the Credit Agreements (as defined in the Stock Purchase Agreement), consolidating) audited balance sheet of the Company as of the end of such fiscal year, and a consolidated audited statement of income, changes in stockholders' equity and changes in financial position of the Company for such fiscal year, in each case prepared in accordance with generally accepted accounting principles, consistently applied. Such audited financial statements shall be audited by an independent accounting firm of national reputation;

                    (c) such other information about the Company as any Investor Stockholder may reasonably request.

               3.2. Information Rights of Other Stockholders. During any period when the Company is not subject to the reporting requirements of Section 13 or
Section 15(d) under the Exchange Act, the Company shall deliver to each Other Stockholder (other than an Institutional Investor):

                    (a) within 60 days after the end of each quarter (except the last fiscal quarter of the year) in each fiscal year of Company, a consolidated (and, to the extent provided to the lenders under the Credit Agreements (as defined in the Stock Purchase Agreement), consolidating) balance sheet of the Company as of the end of such month or quarter, and consolidated (and, to the extent provided to the lenders under the Credit Agreements (as defined in the Stock Purchase Agreement), consolidating) statements of income and cash flow of the Company for such month or quarter and the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods a year earlier; and

                    (b) within 90 days after the end of each fiscal year of the Company, a consolidated (and, to the extent provided to the lenders under the Credit Agreements (as defined in the Stock Purchase Agreement), consolidating) audited balance sheet of the Company as of the end of such fiscal year, and a consolidated audited statement of income, changes in stockholders' equity and changes in financial position of the Company for such fiscal year, in each case prepared in accordance with generally accepted accounting principles, consistently applied. Such audited financial statements shall be audited by an independent accounting firm of national reputation.

          4.  OTHER TRANSFER PROVISIONS.

               4.1. Other Transfer Restrictions. Anything contained herein to the contrary notwithstanding, any Person not already a Stockholder who acquires Shares from a Stockholder pursuant to Section 2 shall execute a Stockholder Joinder and from that point forward shall be deemed to be a Stockholder for all purposes of this Agreement.


9364325.12                               11

               4.2.  Legends.  Each certificate  representing Shares held  by a
Stockholder   shall  be  stamped  or  otherwise   imprinted  with  a  legend  in
substantially the following form:

               "THE TRANSFER OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE STOCKHOLDERS' AGREEMENT DATED AS OF ________ ___, 2003, AS IT MAY BE AMENDED FROM TIME TO TIME, BY AND AMONG EXCO HOLDINGS INC. (THE "COMPANY") AND THE STOCKHOLDERS PARTY THERETO AND NO TRANSFER OF THESE SECURITIES SHALL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY."

               4.3. Procedures For Transferring. Upon request by the Company, any Stockholder seeking to Transfer Shares shall deliver a written opinion, addressed to the Company, of counsel for such Stockholder, stating that in the opinion of such counsel (which opinion and counsel shall be reasonably satisfactory to the Company), the proposed Transfer does not involve a transaction requiring registration or qualification of such Shares under the Securities Act; provided, however, that no such opinion shall be required in the case of a Transfer by any Investor Holder to its Affiliates or, if any Stockholder is a partnership or limited liability company, a Transfer by any Stockholder or its Affiliates pro rata to its partners or members. Subject to
Section 2, such Stockholder shall be entitled to Transfer such Shares in accordance with the terms of the Purchase Offer delivered to the Company and the Stockholders, if the Company does not request such opinion within five days after delivery of such notice, or, if it requests such opinion, after it has received such opinion. Each certificate or other instrument evidencing the securities issued upon the Transfer of any Shares (and each certificate or other instrument evidencing any untransferred balance of such Shares) shall bear the legends set forth in Section 4.2.

               4.4. Failure to Deliver Shares. If a Stockholder becomes obligated to sell any Shares to any other Stockholder or a Transferee pursuant to Sections 2.2 or 2.5 hereof (a "Purchasing Party") under this Agreement and fails to deliver such Shares in accordance with the terms of this Agreement, such Purchasing Party may, at its option, in addition to all other remedies it may have, may send to such Stockholder the purchase price for such Shares as specified in connection with such sale. Thereupon, the Company upon written notice to such Stockholder, (a) shall cancel on its books the certificate or certificates representing the Shares to be sold and (b) shall issue, in lieu thereof, in the name of such Purchasing Party a new certificate or certificates representing such Shares, and thereupon all of said Stockholder's rights in and to such Shares shall terminate.


9364325.12                               12

          5.  Board of Directors and Other Matters.

                    (a) From and after the date hereof and until the provisions of this Section 5 cease to be effective, each Stockholder shall vote all of the voting securities of the Company over which such Person has voting control and shall take all other necessary or desirable actions within his or its control (whether in his or its capacity as a stockholder, director, member of a board committee or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary or desirable actions within its control (including, without limitation, calling special board and stockholder meetings), so that:

                         (i) the authorized number of directors on the Company's board of directors (the "Board") shall be the sum of (x) three and (y) the product of (I) the number of directors that the Institutional Investors are entitled to appoint pursuant to (ii)(C) below and (II) two;

                         (ii) the following persons shall be elected to the Board at each election of directors during the term of this Agreement;

                         (A) the Managing Member of EXCO Investors, LLC or, if EXCO Investors, LLC shall have dissolved or liquidated, the Chief Executive Officer of the Company;

                         (B) two representatives designated by holders of a majority of shares of Class A Common Stock owned by the Cerberus Investors (the "Cerberus Directors") from time to time for so long as the Investor Holders own at least 20% of the issued and outstanding shares of Common Stock, or, for so long as the Investor Holders own at least 10% but less than 20% of the issued and outstanding shares of Common Stock, one Cerberus Director, provided, that until the next annual meeting of the Company's stockholders following the date of
          this  Agreement,  [            ], [             ] and [              ]
          shall serve as the Directors; provided, further that the number of Cerberus Directors shall be increased by a number equal to the number of directors that the Institutional Investors shall at any time be entitled to appoint pursuant to (C) below; and

                         (C) one representative designated by each Institutional Investor for so long as such Institutional Investor (x) owns at least 50% of such number of shares of Class A Common Stock purchased by such Institutional Investor as of the date hereof and (y) owns at least 5% of the issued and outstanding shares of Common Stock of the Company (the "Institutional Investor Directors"); provided that in no event shall Institutional Investors be permitted to designate more than 3 Institutional Investors Directors; provided, further that if at any time there shall be more than 3 Institutional Investors, then the Institutional Investor Directors shall be designated by the holders of a majority of the Class A Common Stock held by the Institutional Investors.


9364325.12                               13

During any period when the Company is subject to the reporting  requirements  of
Section 13 or Section  15(d) under the  Exchange  Act,  the  provisions  of this
Section 5(a) will be subject to the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations of any stock exchange on which securities of the Company are then listed or traded.

                    (b) From and after the date hereof and until the provisions of this Section 5 cease to be effective, the Company, in consultation with the Investors, may establish an advisory board consisting of up to 5 members that are experts in the areas comprising the Company's business (the "Advisory Board"). The Advisory Board shall meet at such times and places and advise the Company with respect to matters that it may reasonably determine or as the Board of Directors of the Company may reasonably request. It is understood that the Advisory Board will serve in an advisory capacity to the Board of Directors and the management of the Company, and shall have no ability to bind the Company or direct the management thereof.

                    (c) The Company and the Stockholders agree that the Company will not, nor will it permit any subsidiary to, sell, lease or otherwise transfer any property or assets to, or purchase lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (i) transactions that are at prices and on terms and conditions not less favorable to the Company or such subsidiary than could be obtained on an arm's length basis from unrelated third parties, (ii) transactions between or among the Company and the Company's subsidiaries not involving any other Affiliate, (iii) payment of dividends with respect to its capital stock, (iv) repurchase, redemption, retirement or other acquisition of its shares of its capital stock or securities convertible into or exchangeable for its capital stock pursuant to the terms of agreements existing on the date hereof, (v) payment or prepayment of indebtedness or interest or principal payments when due for such indebtedness, (vi) pursuant to employment agreements existing on the date hereof or approved by the Board of Directors of the Company, (vii) customary fees paid to members of the Board of Directors of the Company and its subsidiaries or (viii) transactions approved by the Board of Directors of the Company, including by two of the Investor Directors; provided that the terms of this Section 5(c) shall not apply to loans made by the Company to employees that constitute Affiliates on the date hereof, the proceeds of which are used to purchase Shares of Common Stock of the Company.

                    (d) Each of the Other Stockholders and the Company (i) acknowledges that the Investors and their Affiliates own, and from time to time may acquire and own, one or more subsidiaries or investments in one or more other entities (such subsidiaries and entities, collectively, "Cerberus Related Companies") that are direct competitors of, or that otherwise may have interests that do or could conflict with those of the Company or a subsidiary or Affiliate of the Company, and (ii) agree that (A) the enjoyment, exercise and enforcement of the rights, interests, privileges, powers and benefits granted or available to the Investors and their Affiliates under or in respect of the Transactions, the Purchase Agreement, this Agreement and the other Ancillary Documents shall not be in any manner reduced, diminished, affected or impaired, and the obligations of the Investors or its Affiliates or subsidiaries under or in respect of the Transactions, the Purchase Agreement, this Agreement or the other Ancillary Documents shall not be in any manner augmented or increased, by reason


9364325.12                               14
of any act, circumstance, occurrence or event arising from or in any respect relating to (x) the ownership by the Investors or any of their Affiliates or subsidiaries of any interest in any Cerberus Related Company, (y) the affiliation of any Cerberus Related Company with the Investors or any of their Affiliates or subsidiaries or (z) any action taken or omitted by the Investors or any of their Affiliates or subsidiaries in respect of any Cerberus Related Company or in respect of any Affiliate or subsidiary of any Investor that directly or indirectly owns any interest in any Cerberus Related Company, (B) neither any Investor nor any of their Affiliates or subsidiaries is, and none shall by reason of such ownership or any such action become, subject to any fiduciary duty to the Company or any of its subsidiaries or Affiliates, (C) none of the duties imposed on the Investors or any of their Affiliates, whether by contract or law, do or shall limit or impair the right of the Investors and their Affiliates and subsidiaries (including each Cerberus Related Company) lawfully to compete with the Company and its Affiliates and subsidiaries as if the Investors or any said Affiliate or subsidiary were not a party to this Agreement, the Purchase Agreement or the other Ancillary Documents and (D) the Investors and their Affiliates and subsidiaries (including each Cerberus Related Company) are not and shall not be obligated to disclose to the Company or any of its subsidiaries and Affiliates any information related to its business or opportunities, including acquisition opportunities, or to refrain from or in any respect to be restricted in competing against the Company or any of its subsidiaries or Affiliates in any such business or as to any such opportunities.

          6.  General.

               6.1. Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of each of the Company, the Investors and the Majority Other Stockholders; provided, however, that nothing herein shall prohibit any amendment, modification, supplement, termination, waiver or consent to departure the effect of which is limited only to those Stockholders who have agreed to such amendment, modification, supplement, termination, waiver or consent to departure.

               6.2. Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument and shall be deemed to have been duly given when delivered in person, by telecopy, by nationally-recognized overnight courier, or by first class registered or certified mail, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee as follows:

     if to any Stockholder, to the address and telecopier numbers set forth on Exhibit B hereto:

     and

9364325.12                               15
     if to the Company, to the address set forth below:

         EXCO Holdings Inc.
         6500 Greenville Ave., Suite 600, LB17
         Dallas, Texas  75206
         Attention:  Douglas H. Miller
         Fax Number:  (214) 378-5442

         with copies to:

         Sayles, Lidji & Werbner
         1201 Elm St., 44th Fl.
         Dallas, Texas  75270
         Attention:  Brian Lidji
         Fax Number:  (214) 939-8787

          All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by confirmed telecopy, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day and (c) in the case of mailing, on the third Business Day following such mailing if sent by certified mail, return receipt requested.

               6.3. Successors and Assigns. Without limiting the restrictions on Transfer contained in this Agreement, the Company and the Stockholders shall cause any Person, other than a current Stockholder, who acquires Shares from a Stockholder to become a Stockholder hereunder by executing a Stockholder Joinder. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and assigns.

               6.4. Counterparts. This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.

               6.5. Descriptive Headings, Etc. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (1) words of any gender shall be deemed to include each other gender; (2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement unless otherwise specified; (4) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified; (5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.

               6.6. Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained


9364325.12                               16
herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

               6.7. Governing Law. This Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflicting provision or rule (whether of the State of Delaware, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Delaware to be applied. In furtherance of the foregoing, the internal law of the State of Delaware will control the interpretation and construction of this Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

               6.8.  Jurisdiction and Venue.

                    (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself or himself and its or his property, to the exclusive jurisdiction of any New York state court sitting in New York county or federal court of the United States of America sitting in New York county, and any appellate court presiding thereover, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York state court or, to the extent permitted by law, in any such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                    (b)   Each   of   the   parties   hereto   irrevocably   and
unconditionally waives, to the fullest extent it or he may legally and effectively do so, any objection that it or he may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder in any State or federal court sitting in New York county. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

                    (c) The parties hereto further agree that the notice of any process required by any such court in the manner set forth in Section 6.2 shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by law.

               6.9. Remedies; Specific Performance. The parties hereto acknowledge that money damages would not be an adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which


9364325.12                               17
it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court specified in Section 6.8 hereof, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law. Except as otherwise provided by law, a delay or omission by a party hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

               6.10. Entire Agreement. This Agreement contains the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements and understandings between the Company and the other parties to this Agreement with respect to such subject matter.

               6.11.  Termination.

                    (a) Except as provided in Section 6.11(b), this Agreement, and the respective rights and obligations of the Stockholders and the Company, shall terminate upon the earlier to occur of the following: (i) the sale of all or substantially all of the assets or business of the Company by merger, sale of assets or otherwise unless the holders of capital stock of the Company immediately prior thereto shall, immediately thereafter, hold as a group the right to cast at least a majority of votes of all holders of voting securities of the resulting or surviving corporation or entity on any matter on which any such holder of voting securities shall be entitled to vote or (ii) with respect to each Stockholder, at such time such Stockholder no longer holds, or is deemed to hold, any Shares.

                    (b)  Section 2.2,  Section 2.3,  Section 2.4,   Section 2.5,
Section 2.7 and Section 5(c) shall terminate upon the consummation of an Initial Public Offering.

               6.12. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

               6.13. Construction. The Company, the Investors and the Other Stockholders acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its legal counsel and that this Agreement shall be construed as if jointly drafted by the Company, the Investors and the Other Stockholders.

               6.14. No Inconsistent Agreement. The Company will not hereafter enter into any agreement which is inconsistent with the rights granted to the Stockholders in this Agreement.

               6.15. Costs and Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this


9364325.12                               18

Agreement, the Company and the Holders agree that the prevailing party shall recover from the non-prevailing party all of such prevailing party's costs and reasonable attorneys' fees incurred in each and every such action, suit or other proceeding, including any and all appeals or petitions therefrom.


   [Remainder of this page intentionally left blank. Signature page follows.]













































9364325.12                               19

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.


                                               THE COMPANY:

                                               EXCO HOLDINGS INC.


                                               By:______________________________
                                                  Name:
                                                  Title:



                                               STOCKHOLDERS:


                                               [Cerberus Entity]


                                               By:______________________________
                                                  Name:
                                                  Title:




                                               _________________________________
                                               Douglas H. Miller



                                               _________________________________
                                               T. W. Eubank


                                               EXCO INVESTORS, LLC

                                               By:______________________________
                                                  Name:
                                                  Title:




9364325.12                               20

                                               INSTITUTIONAL INVESTORS:

                                               [Name of I.I.]



                                               By:______________________________
                                                  Name:
                                                  Title:


                                               _________________________________
                                               [Name]































9364325.12                               21

                                                                       EXHIBIT A


                               STOCKHOLDER JOINDER

          By execution of this Stockholder Joinder, the undersigned agrees to become a party to that certain Stockholders' Agreement dated as of ___________, 2003, as may be amended, among EXCO HOLDINGS INC., a Delaware corporation, and the parties named therein. The undersigned shall have all the rights, and shall observe all the obligations, applicable to a Stockholder.


Name:_________________________                      Number of Securities
                                                    Acquired:_______________
Address for                                         with copies
Notices:                                            to:


_______________________________                     ____________________________

_______________________________                     ____________________________

_______________________________                     ____________________________

_______________________________                     ____________________________



                                             Signature:_________________________

                                             Date:_________________________




























9364325.12

                                                                       EXHIBIT B


                             NOTICE FOR STOCKHOLDERS


If to an Investor:                                     With a copy to:

c/o Cerberus Capital Management, L.P.                  Schulte Roth & Zabel LLP
450 Park Avenue                                        919 Third Avenue
New York, New York                                     New York, New York 10022
Attn: Lenard Tessler                                   Attn: Stuart D. Freedman
Facsimile: (212) 758-5305                              Facsimile: (212) 593-5955
































9364325.12

                                                                       EXHIBIT D
                                                                       ---------



                SECRETARY'S CERTIFICATE OF EXCO HOLDINGS INC.
                ---------------------------------------------

                                                                       EXHIBIT D


                            CERTIFICATE OF SECRETARY
                                       OF
                               EXCO HOLDINGS INC.


          I, __________________, Secretary of EXCO Holdings Inc., a Delaware corporation (the "Company"), do hereby certify on behalf of the Company that:

          1. Capitalized terms not otherwise defined herein will have the meanings given them in the Stock Purchase Agreement (as defined below).

          2. A true and complete copy of the Certificate of Incorporation of the Company, together with all amendments to date, certified by the Secretary of State of the State of Delaware, is attached hereto as Annex A. Such Certificate of Incorporation is in full force and effect on this date. No action has been taken by the Board of Directors or the stockholders of the Company for the purpose of effecting any further amendment to or modification of such Certificate of Incorporation.

          3. A true and correct copy of the By-Laws of the Company is attached hereto as Annex B. Such By-Laws are in full force and effect on this date.

          4. True and correct copies of the resolutions duly adopted by the Board of Directors of the Company (or any committee thereof) on _________, 2003, are attached hereto as Annex C (collectively, the "Resolutions"). Such Resolutions constitute the only actions taken by the Company's Board of Directors or any committee thereof relating to (i) the execution, delivery and performance of the Merger Agreement, dated as of March 11, 2003 (the "Merger Agreement"), among the Company, EXCO Resources, Inc. and ER Acquisition, Inc.,
(ii) the execution, delivery and performance by the Company of the Stock Purchase Agreement dated as of March __, 2003 the "Stock Purchase Agreement"), by and between the Company and Cerberus Capital Management, L.P., (iii) the execution, delivery and performance by the Company of the Management Purchase Agreement dated as of ________, 2003 (the "Management Purchase Agreements"), between the Company and each of the Management Members and Exco Investors, LLC,
(iv) the execution, delivery and performance by the Company of the Registration Rights Agreement, dated as of _________, 2003 (the "Registration Rights Agreement"), among the Company, the Purchasers, the Management Members, the Institutional Investors and Exco Investors, LLC, (v) the execution, delivery and performance by the Company of the Stockholders' Agreement dated as of _______, 2003 (the "Stockholders' Agreement"), among the Company, and the other signatories thereto, (vi) the execution, delivery and performance by the Company of the Stock Repurchase Agreements dated as of ______, 2003 (the "Stock Repurchase Agreements"), by and between the Company and each of the Management Members, (vii) the execution, delivery and performance by the Company of the Institutional Investors Stock Purchase Agreement dated as of ______, 2003 (the "Institutional Investors Stock Purchase Agreement"), among the Company and the Institutional Investors, (viii) the execution, delivery and performance by the Company of the Contribution Agreement (the "Contribution Agreement") dated as of _________, 2003, by and among the Company, Douglas Miller and Ted Eubank, (ix)


9395106.1
the approval and adoption of the Employee Bonus Retention Plan of the Company and Addison Energy Inc. ("Addison") (the "Bonus Plans"), (x) the approval and adoption of the Company's Stock Participation Plan (the "Stock Participation Plan"), (xi) the approval, authorization and adoption of the First Secured Promissory Notes and the Second Secured Promissory Notes given to the Company by each of [list of names] (the "Notes") (together, the Merger Agreement, the Stock Purchase Agreement, the Management Purchase Agreement, the Registration Rights Agreement, the Stockholders' Agreement, the Stock Repurchase Agreements, the Institutional Investors Stock Purchase Agreement, the Contribution Agreement, the Notes, the Bonus Plans and the Stock Participation Plan, the "Transaction Documents"). Such Resolutions have not been amended, modified or rescinded and are in full force and effect on the date hereof.

          5. A true and complete copy of each of the Company's and Addison's Employee Bonus Retention Plan is attached hereto as Annex D.

          6. A true and complete copy of the Company's Stock Participation Plan is attached hereto as Annex E.

          7. The Transaction Documents are in a form which the officers of the Company were authorized to execute and deliver by the Board of Directors of the Company pursuant to the Resolutions.

          8. Each person who,  as a director or officer of the  Company,  signed
(i) the Merger Agreement; (ii) the Stock Purchase Agreement; (iii) the Management Purchase Agreement; (iv) the Registration Rights Agreement; (v) the Stockholders' Agreement; (vi) the Stock Repurchase Agreements; (vii) the
Institutional Investors Stock Purchase Agreement; (viii) the Contribution Agreement; (ix) the Bonus Plans, (x) the Notes, or (xi) any other document delivered prior hereto or on the date hereof in connection with the Transaction Documents, was duly appointed, qualified and acting as such director or officer at the respective times of such signing and delivery, and the signatures of such persons appearing on such documents are their genuine signatures or, true facsimiles thereof.

          9. This Certificate is being delivered pursuant to Section 2(xv) of the Stock Purchase Agreement.











9395106.1

          IN WITNESS WHEREOF, the undersigned has executed and delivered this certificate on behalf of the Company this ________, 2003.




                                         By: ___________________________________
                                             Name:
                                             Title:  Secretary


          I, ____________, the President _______ of the Company, do hereby certify that ____________ is the duly appointed, qualified and acting Secretary of the Company and that the signature set forth above his name is his genuine signature.

          IN WITNESS WHEREOF, the undersigned has hereunto set his hand on behalf of the Company this _________, 2003.




                                         By: ___________________________________
                                             Name:
                                             Title:  President


















9395106.1

                                                                       EXHIBIT E
                                                                       ---------



                           STOCK REPURCHASE AGREEMENT
                           --------------------------

                                                                       EXHIBIT E


                           STOCK REPURCHASE AGREEMENT
                           --------------------------


          STOCK REPURCHASE AGREEMENT, dated as of ______ __, 2003 (the "Agreement"), by and between EXCO Holdings Inc., a Delaware corporation (the "Company") and the person listed on the signature pages hereto under the heading "Purchaser" (such person being referred to as the "Purchaser").

          WHEREAS, the Company and the Purchaser are parties to the Management Stock Purchase Agreement, dated as of the date hereof (the "Management Purchase Agreement"), whereby the Purchaser is acquiring the number of shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of the Company, and the number of shares of the Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of the Company (the Class A Common Stock and the Class B Common Stock, together, the "Common Stock"), as is set forth opposite the Purchaser's name on Schedule A attached hereto; and

          WHEREAS, in connection with such purchase, the Company and the Purchaser wish to set forth their understanding with respect to certain of the rights of the Company to repurchase the Common Stock acquired pursuant to the Management Purchase Agreement.

          NOW, THEREFORE, the parties hereto agree as follows:

          1. General. Each share of Common Stock acquired by the Purchaser and subject to this Agreement at any time may not be sold, disposed of or otherwise transferred except to the Company or the Investor Holders (as defined in the Stockholders' Agreement, dated _______ __, 2003 by and among the Company and the investors and other stockholders set forth on the schedules thereto (the "Stockholders' Agreement") in accordance with this Agreement. Each certificate representing shares of Common Stock acquired by the Purchaser shall bear a legend to such effect. In the event that the Purchaser (unless such Purchaser is a Designated Executive (as defined in the Stockholders' Agreement)), in accordance with the Stockholders' Agreement, transfers all or any shares of Common Stock to a person other than the Company or the Investor Holders, such transferee shall be obligated to comply with the provisions of this Agreement.

          2. Repurchase by the Company or the Investor Holders. At any time within six months following the Purchaser's (i) death, (ii) divorce in which beneficial ownership of the Purchaser's Common Stock is acquired by such Purchaser's spouse, (iii) termination of employment from the Company as a result of a determination by the Company in accordance with applicable law that, as a result of a physical or mental illness, the Purchaser is unable to perform the essential functions of his or her job, with or without reasonable accommodation ("Disability"), (iv) resignation of employment with the Company (regardless of the reason therefor), (v) termination of employment by the Company for Cause (as defined in the Company's/Addison Energy Inc.'s Employee Bonus Retention Plan),
(vi) termination of employment by the Company without Cause or (vii) ceasing to remain in the employ of the Company for any other reason not included in (i),


9364296.14

(ii), (iii), (iv), (v) or (vi) above, the Company shall have the right, but not the obligation, to purchase from the Purchaser and the Purchaser agrees to sell to the Company, any or all of the Common Stock for an amount equal to:

          (a) in the case of Series A Common Stock, Fair Market Value (as determined in accordance with Annex A), such amount to be paid (x) in a lump sum upon the closing of the repurchase, in the case of a repurchase arising out of
(i), (ii) or (iii) above, (y) in equal quarterly installments over 3 years beginning on the first day of the first calendar quarter that begins after the closing of the repurchase and on the first day of each quarter thereafter, in the case of (iv), (vi) and (vii) above and (z) in equal annual installments over 5 years beginning on the date of the closing of the repurchase and on each anniversary of such date thereafter, in the case of (v) above, and

          (b) in the case of Class B Common Stock, $.01 per share.

          Notwithstanding the foregoing, (i) the rights pursuant to this Section 2 to repurchase shares of Class B Common Stock shall not be effective if the right to repurchase the applicable shares of Class B Common Stock shall have otherwise arisen as a result of Purchaser's death or Disability or termination of employment by the Company without Cause and, at the time of such termination of employment due to death or Disability or termination of employment by the Company without Cause a definitive agreement for the acquisition of all of the capital stock of the Company or substantially all of its assets has been executed but not consummated by the Company and the transaction contemplated by such definitive agreement is consummated within 90 days of such termination by reason of death, Disability or termination by the Company without Cause and (ii) in the event the Purchaser is terminated by the Company without Cause and the Purchaser has repaid to the Company all amounts under that certain First Secured Promissory Note (the "First Note") dated as of the date hereof executed by the Purchaser and that certain Second Secured Promissory Note (the "Second Note") dated as of the date hereof executed by the Purchaser and payable to the Company (together, the First Note and the Second Note, the "Notes"), the Purchaser shall have the right to decline the Company's (or the Investor Holders', as provided below) purchase of the Class A Common Stock pursuant to the first paragraph of this Section 2, provided that if the Purchaser shall so decline, the Purchaser shall contribute such shares of Class A Common Stock to EXCO Investors, LLC in exchange for membership interests therein which represent a portion of EXCO Investors, LLC equal to a fraction, the numerator of which equals the number of shares of the Class A Common Stock the Company contributed by such Purchaser and the denominator of which equals the total number of shares of Class A Common Stock of the Company held by EXCO Investors, LLC after giving effect to such contribution.

          Upon the occurrence of an event that entitles the Company to purchase the Common Stock pursuant to this Section 2, the Company shall, by written notice to the Purchaser within the applicable six month period after such event, notify the Purchaser of such number of shares, if any, of Common Stock to be purchased by the Company (the "Purchase Notice"). The Company and the Purchaser shall consummate such purchase on a date to be agreed upon (not later than 10 calendar days after the delivery of the Purchase Notice) by delivery by the Purchaser of certificates representing the Common Stock to be repurchased and by


9364296.14
                                      -2-
delivery of the purchase price therefor by the Company by check or wire transfer,

          If such purchase of Common Stock by the Company is prohibited pursuant to the terms of any agreement to which the Company is a party, the period during which the Company may make such purchase shall be extended for a period of six months from the expiration of the initial six-month period. If the Company does not exercise its right to repurchase all shares of Common Stock eligible to be repurchased pursuant to this Section 2, the Investor Holders shall have the right, for 30 calendar days after the expiration of the applicable period during which the Company may purchase, to repurchase any such shares in lieu of the Company on the same terms and conditions as contained in this Agreement by delivering a notice to the Purchaser specifying such number of shares to be purchased. If neither the Company nor the Investor Holders exercise its rights to repurchase, then the Purchaser shall contribute all shares of Class A Common Stock to EXCO Investors, LLC in exchange for membership interests therein which represent a portion of EXCO Investors, LLC equal to a fraction, the numerator of which equals the number of shares of the Class A Common Stock the Company contributed by such Purchaser and the denominator of which equals the total number of shares of Class A Common Stock of the Company held by EXCO Investors, LLC after giving effect to such contribution.

          Notwithstanding the foregoing, upon a Change of Control, the rights of the Company and the Investor Holders pursuant to this Section 2 to repurchase shares of Common Stock held by the Purchaser shall completely lapse; provided that, to the extent a right to repurchase arose prior to the occurrence of such Change of Control, such right to repurchase shall survive the occurrence of such Change of Control. Each of the following events (other than the transactions contemplated by the Merger Agreement dated _______________, 2003, by and between EXCO Resources, Inc., the Company and ER Acquisition, Inc. or the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated ______________, 2003, by and among the Company and Cerberus Capital Management, L.P. and Douglas H. Miller and T. W. Eubank) shall constitute a "Change of Control":

          (i) the consolidation, merger or other business combination (including, without limitation, a reorganization or recapitalization) of the Company with or into another entity in which the holders of the Company's voting power immediately prior to the transaction cease after the transaction to hold, directly or indirectly, a majority of the voting power of the surviving entity or entities or the voting power necessary to elect a majority of members of the board of directors (or their equivalent if other than a corporation) of such entity or entities;

          (ii) the sale or transfer of all or substantially all of the Company's assets;

          (iii) a purchase, tender or exchange offer made to and accepted by the holders of more than 50% (or, to the extent that at such time the Purchasers (as defined in the Stock Purchase Agreement) own less than 60% of the outstanding shares of common stock, 40%) of the outstanding shares of Common Stock that results in more than50% (or, to the extent that at such time the Purchasers (as defined in the Stock Purchase Agreement) own less than 60% of the outstanding


9364296.14
                                      -3-
shares of common stock, 40%) of the outstanding shares of Common Stock being held by a single stockholder or a group (as defined under the Securities Exchange Act of 1934, as amended); or

          (iv) the first public offering after the date hereof of any class of equity securities of the Company pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission, provided that such offering resulted in minimum net proceeds to the Company of at least $30,000,000.

          3. Further Action. Each party hereto agrees to execute and deliver any instrument and take any action that may reasonably be requested by any other party for the purpose of effectuating the provisions of this Agreement.

          4.  Miscellaneous Provisions.

               (a) Assignability; Binding Effect. Except as otherwise provided in this Section, no right under this Agreement shall be assignable and any attempted assignment in violation of this provision shall be void. The Company shall have the right to assign its rights and obligations hereunder to any successor entity (including any entity acquiring substantially all of the assets of the Company), whereupon references herein to the Company shall be deemed to be to such successor. This Agreement, and the rights and obligations of the parties hereunder, shall be binding upon and inure to the benefit of any and all successors, permitted assigns, personal representatives and all other legal representatives, in whatsoever capacity, by operation of law or otherwise, of the parties hereto, in each case with the same force and effect as if the foregoing persons were named herein as parties hereto.

               (b) Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument and shall be deemed to have been duly given when delivered in person, by telecopy, by facsimile, by nationally-recognized overnight courier, or by first class registered or certified mail, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee as follows:

          if to the Company, to the address set forth below:

          EXCO Holdings Inc.
          6500 Greenville Ave., Suite 600, LB17
          Dallas, Texas  75206
          Attention:  Chief Executive Officer
          Fax Number:  (214) 378-5442

          with copies to:

          Sayles, Lidji & Werbner
          1201 Elm St., 44th Fl.


9364296.14
                                      -4-

          Dallas, Texas  75270
          Attention:  Brian Lidji
          Fax Number:  (214) 939-8787

          If to the Investor Holders, to the address set forth below:

          Cerberus Capital Management L.P.
          450 Park Avenue
          New York, New York 10022
          Attention:  Lenard Tessler
          Fax Number: (212) 891-1514

          with copies to:

          Schulte Roth & Zabel LLP
          919 Third Avenue
          New York, NY 10022
          Attention:  Stuart D. Freedman, Esq.
          Fax Number:  (212) 593-5955

          If to the Purchaser, to his address listed on the signature page hereof.


All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by confirmed telecopy or facsimile, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day and (c) in the case of mailing, on the third Business Day following such mailing if sent by certified mail, return receipt requested.

               (c) Applicable Law; Consent to Jurisdiction. (i) This Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflicting provision or rule (whether of the State of Delaware, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Delaware to be applied. In furtherance of the foregoing, the internal law of the State of Delaware will control the interpretation and construction of this Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

                    (ii) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself or himself and its or his property, to the exclusive jurisdiction of any New York state court sitting in New York county or federal court of the United States of America sitting in New York county, and any appellate court presiding thereover, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York state court or, to the extent permitted by law,


9364296.14
                                      -5-
in any such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                    (iii)   Each  of   the  parties   hereto   irrevocably   and
unconditionally waives, to the fullest extent it or he may legally and effectively do so, any objection that it or he may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder in any State or federal court sitting in New York county. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

The parties hereto further agree that the notice of any process required by any such court in the manner set forth in Section 4(b) shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by law.

               (d) Entire Agreement; Amendments and Waivers. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof. The failure of any party to seek redress for the violation of or to insist upon the strict performance of any term of this Agreement shall not constitute a waiver of such term and such party shall be entitled to enforce such term without regard to such forbearance. This Agreement may be amended only by the written consent of each party hereto, and each party hereto may take any action herein prohibited or omit to take action herein required to be performed by it, and any breach of or compliance with any covenant, agreement, warranty or representation may be waived only by the written waiver of the party against whom such action or inaction may negatively affect, but, in any case, such consent or waiver shall only be effective in the specific instance and for the specific purpose for which given.

               (e) Set-Off. The Company shall be entitled to set off against the amounts payable to the Purchaser for the purchase of Common Stock by the Company under this Agreement any amounts owed to the Company by the Purchaser.

               (d) Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretations of the Agreement.

               (e) Severability. If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction or any foreign federal, state, county or local government or any other governmental, regulatory or administrative agency or authority to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.


9364296.14
                                      -6-

               (f) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

               (g) Specific Performance. Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching party would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto shall and do hereby waive the defense in any action for specific performance that a remedy at law would be adequate and that the parties hereto, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement in any action instituted in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York, or, in the event such courts shall not have jurisdiction of such action, in any court of the United States or any state thereof having subject matter jurisdiction of such action.

               (h) Restriction on Reissuance. The Company hereby agrees that any shares of Class B Common Stock repurchased pursuant to this Agreement will not be reissued and/or resold except to an employee of the Company who constitutes a member of the senior management of the Company (as determined by a majority of the members of the Board of Directors of the Company who have no economic interest in the proposed transaction in their reasonable discretion).


























9364296.14
                                      -7-

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.


                                             EXCO HOLDINGS INC


                                             By: _______________________________
                                                 Name:
                                                 Title:


                                             PURCHASER:


                                             ___________________________________
                                             [Name]


                                             Address:  _________________________

                                                       _________________________

                                                       _________________________
















9364296.14
                                      -8-

                                     Annex A


Fair Market Value shall be calculated for each calendar year during the first 105 days of such calendar year and such calculation shall be applicable for the entire calendar year. Such calculation shall be performed by the Company's independent accountants or such other independent party as shall be selected by the Board of Directors of the Company.

In the event the Company shall have the right to repurchase Class A Common Stock as a result of Purchaser's (i) death or termination following disability or (ii) divorce in which beneficial ownership of the Purchaser's Common Stock is acquired by such Purchaser's spouse, the Fair Market Value payable for such repurchase pursuant to Section 2 shall be the Fair Market Value in effect at the time the right to repurchase arose.

In the event the Company shall have the right to repurchase Class A Common Stock as a result of Purchaser's termination for Cause or resignation from employment by the Company (other than as a result of disability), the Fair Market Value payable for such repurchase pursuant to Section 2 shall, at the option of the Company as selected at the time of such termination or resignation, be the Fair Market Value as is in effect at the time the right to repurchase arose or as recalculated for the period beginning on the following January 1. In the event that the Company shall have the right to repurchase as a result of Company's termination of the Purchaser's employment without Cause, the Fair Market Value payable for such repurchase pursuant to Section 2 shall be, at the option of the Purchaser as selected at the time of such termination, the Fair Market Value either in effect at the date the right to repurchase arose or as recalculated for the period beginning on the following January 1. To the extent no selection is made pursuant to the proceeding two sentences, the Fair Market Value payable for such repurchase pursuant to Section 2 shall be the Fair Market Value in effect at the time the right to repurchase arose.

Fair Market Value of the Series A Common Stock at any time shall equal the average of the amounts determined by taking the arithmetic average of (A) the product of (i) the Blended EBITDA Multiple and (ii) EXCO EBITDA and (B) the product of (i) the Blended Asset Value Multiple and (ii) EXCO Asset Value.

"Blended EBITDA Multiple" means the arithmetic average of the quotients, with respect to each of the Public Comparables, of (i) the Market Capitalization as of the close of trading on the preceding December 31 and (ii) for the applicable period, consolidated net income before total interest expense (whether cash or non-cash), provisions for taxes based on income, depreciation, amortization, exploration expense and any asset impairment provision related to write-downs resulting from the full cost ceiling test. No other extraordinary gains or losses shall be included in the calculation of (ii).

"Blended Asset Value Multiple" shall mean the arithmetic average of the quotients, with respect to each of the Public Comparables, of (i) the Market Capitalization as of the close of trading on the preceding December 31 and (ii) the aggregate value of the applicable Public Comparable's net assets, as determined by replacing the Public Comparable's net proven oil and natural gas properties and goodwill, as reported on the Public Comparable's balance sheet for the most recent available quarterly period, with the present value of estimated future net revenues discounted using a 10% discount factor and valuing any unproved oil and natural gas properties at net book value as reported on the


9364296.14
                                      -9-

Public Comparable's balance sheet for the most recent available quarterly period; provided that if the average market price for oil or the average market price for natural gas as of the close of trading for the 10 days prior the end of the calculation period is more than 10% above or below the price for oil or gas, respectively, used to determine the net assets of the applicable Public Comparable, then the determination of such Public Comparable's net assets shall be made by applying the lesser of (x) the price for such commodity used to determine the net assets of the Public Comparable or (y) the current average price for such commodity, to the Public Comparable's reserves as reported on the applicable balance sheet.

"Cause" shall mean with respect to the Purchaser, (a) the Purchaser's failure to substantially perform his/her duties, provided that the Purchaser shall (to the extent such failure is curable) have ten (10) business days after receipt of notice from the Company in writing specifying such failure to cure the deficiency that would constitute "Cause", (b) failure to follow the reasonable directions of the President and Chief Executive Officer of the Company or the Board of the Company, provided that the Purchaser shall (to the extent such failure is curable) have ten (10) business days after receipt of notice from the Company in writing specifying such failure to cure the deficiency that would constitute "Cause", (c) willful acts of dishonesty, theft or fraud resulting or intending to result in personal gain or enrichment at the expense of the Company, (d) commission of a felony, (e) the Purchaser engaging in any act that is intended, or may reasonably be expected to materially harm the reputation, business or operations of the Company or any member of its Board or (f) material breach of the Purchaser's employment agreement or terms of employment.

"EXCO EBITDA" shall mean the per share amount for the applicable period of consolidated net income of EXCO Holdings Inc. before total interest expense (whether cash or non-cash), provisions for taxes based on income, depreciation, amortization, exploration expense and any asset impairment provision related to write-downs resulting from the full cost ceiling test. No other extraordinary gains or losses shall be included in the calculation of EXCO EBITDA.

"EXCO Asset Value" shall mean the aggregate value of the Company's consolidated net assets, as determined by replacing the Company's net proven oil and natural gas properties and goodwill, as reported on the Company's balance sheet for the most recent available quarterly period, with the present value of estimated future net revenues discounted using a 10% discount factor and valuing any unproved oil and natural gas properties at net book value as reported on the Company's balance sheet for the most recent available quarterly period; provided that if the average market price for oil or the average market price for natural gas as of the close of trading for the 10 days prior the end of the calculation period is more than 10% above or below the price for oil or gas, respectively, used to determine the Company's net assets, then the determination of such Public Comparable's net assets shall be made by applying the lesser of (x) the price for such commodity used to determine the Company's net assets or (y) the


9364296.14
                                      -10-
current average price for such commodity, to the Company's reserves as reported on the applicable balance sheet.

"Market Capitalization" shall mean for each Public Comparable, as of December 31 of the preceding year, the sum of (i) the market capitalization of the common stock as determined based upon the closing stock price for such stock on the last trading day of the calendar year and (ii) long term debt as reported on such Public Comparable's most recent available balance sheet. For purposes of
(ii), long-term debt shall include all current and non-current portions of long-term debt, all issues of preferred stock, capitalized leases and any other type of funded debt as reflected on the applicable balance sheet.

"Public Comparables" shall mean [         ], [        ], [         ], [        ]
and [            ] or such other companies (which shall  always number 5 in  the aggregate) in substantially the same line of business as the Company as selected by the Board of Directors in good faith (i) on each January 1 after the date of this Agreement or (ii) in the event one of the above listed companies shall become delisted from any national security exchange or cease to be substantially the same line of business as the Company.








9364296.14
                                      -11-

                                                                       EXHIBIT F
                                                                       ---------



                 INSTITUTIONAL INVESTOR STOCK PURCHASE AGREEMENT
                 -----------------------------------------------

                                                                       EXHIBIT F



                 INSTITUTIONAL INVESTOR STOCK PURCHASE AGREEMENT

          This INSTITUTIONAL INVESTOR STOCK PURCHASE AGREEMENT (the "Agreement") is made as of ________, 2003 by and among EXCO Holdings Inc., a Delaware corporation (the "Company") and the investors set forth on Schedule II hereto (each a "Purchaser" and, collectively, the "Purchasers"). Capitalized terms used herein but not otherwise defined have the meaning set forth in Section 1.

          1. Definitions. As used herein, the following terms shall have the following meanings:

          "Amended and Restated Certificate of Incorporation" means the Amended and Restated Certificate of Incorporation of the Company, substantially in the form attached hereto as Exhibit A.

          "Ancillary Documents" means the Stockholders' Agreement, the Stock Purchase Agreement, the Registration Rights Agreement, the Bonus Plans, the Stock Participation Plan, the Contribution Agreement, the Promissory Notes, the Stock Repurchase Agreements and the Management Purchase Agreement.

          "Board" means the Company's Board of Directors.

          "Bonus Plans" means the Employee Bonus Retention Plans for each of EXCO Holdings Inc. and Addison (as defined herein) substantially in the form attached hereto as Exhibit G.

          "Business Day" means any day that is not a Saturday or Sunday or a legal holiday on which banks are authorized or required by law to be closed in New York.

          "Cerberus" means Cerberus Capital Management, L.P., a Delaware limited partnership and one or more of its funds or affiliates.

          "Class A Common Stock" means the Class A Common Stock, par value $.001 per share, of the Company.

          "Class B Common Stock" means the Class B Common Stock, par value $.001 per share, of the Company.

          "Commitment Letter" means the letter, dated December 27, 2002, as amended, by and among Cerberus Capital Management, L.P., ER Acquisition Inc. and Douglas H. Miller and T. W. Eubank.

          "Common Stock" means the Class A Common Stock and the Class B Common Stock.

          "Contribution  Agreement" means the Contribution Agreement,  dated the
date  hereof,   among  the  Company,   Douglas  H.  Miller  and  T.  W.  Eubank,
substantially in the form attached hereto as Exhibit H.

9393723.5

          "EXCO" means EXCO Resources, Inc., a Texas corporation.

          "EXCO Subsidiaries" means the subsidiaries of EXCO, including without limitation the companies listed on Schedule IV hereto.

          "Friends and Family LLC" means EXCO Investors, LLC, a to be formed Delaware limited liability company.

          "Governmental Authority" shall mean any court, administrative agency or commission or other governmental authority or instrumentality, domestic (federal, state or local) or foreign.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and applicable rules and regulations and any similar state acts.

          "Law" means all applicable laws, regulations, rules, ordinances, judgments, orders and decrees of Governmental Authorities.

          "Management Members" means the Persons listed on Schedule III hereto.

          "Management Purchase Agreement" means the Management Purchase Agreement, to be entered into, by and among the Company and each of the Management Members and Friends and Family LLC for the purchase of Common Stock, substantially in the form of Exhibit F hereto.

          "Material Adverse Effect" means any change or effect that is materially adverse to the assets, operations, financial condition or results of operations of EXCO and the EXCO Subsidiaries, taken as a whole, excluding in all cases: (i) out-of-pocket fees and expenses (including without limitation legal, accounting, investigatory, and other fees and expenses) incurred in connection with the transactions contemplated by this Agreement, (ii) the payment by EXCO of all amounts due to any officers or employees of EXCO under employment contracts or other employee benefit plans in effect as of the date hereof and which have been listed in the disclosure schedules to the Merger Agreement,
(iii) any effect resulting from any change in law or generally accepted accounting principles, which affect generally entities engaged in the business of EXCO and (iv) any effect resulting from compliance by EXCO and the EXCO Subsidiaries with the terms of the Merger Agreement.

          "Merger  Agreement" means the Agreement and Plan of Merger,  dated the
date  hereof,  by  and  between  EXCO  Resources,   Inc.,  the  Company  and  ER
Acquisition, Inc.

          "Merger Documents" means the Merger Agreement and the other agreements and documents entered into pursuant thereto or in connection therewith.

          "Merger Parties" means the Company and its subsidiary and EXCO and the EXCO Subsidiaries.

          "Person" means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a


9393723.5                                 -2-
joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

          "Promissory Notes" means the First Secured Promissory Notes dated the Closing Date and the Second Secured Promissory Notes dated the Closing Date, substantially in the form attached hereto as Exhibit I given by certain of the Management Members to the Company as is agreed upon by the Company and Cerberus.

          "Purchased  Shares"  shall  have the  meaning  given  to such  term in
Section 2(b) of this Agreement.

          "Registration Rights Agreement" means that certain Registration Rights Agreement dated as of the Closing Date, by and among the Company, the Purchasers, the Management Members, Institutional Investors and Friends and Family LLC, in substantially the form attached hereto as Exhibit B.

          "Restricted  Securities"  means (i) the Common Stock issued hereunder,
(ii) any securities issued with respect to the Purchased Shares referred to in clause (i) above by way of a stock dividend or stock split or in connection with a combination of stock, recapitalization, merger, conversion, consolidation or other reorganization and (iii) any securities issued pursuant to an exchange of such Purchased Shares. As to any particular Restricted Securities, such securities shall cease to be Restricted Securities when they have (a) been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them, (b) become eligible for sale pursuant to Rule 144 (or any similar provision then in force) under the Securities Act without any volume or manner of sale limitations or (c) been otherwise transferred and new certificates for them not bearing the Securities Act legend set forth in Section 10 have been delivered by the Company. If certificated, whenever any particular securities cease to be Restricted Securities, the holder thereof shall be entitled to receive from the Company, without expense, new securities of like tenor not bearing a Securities Act legend of the character set forth in Section 10.

          "SEC" means the United States Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

          "Stock Participation Plan" means the Stock Participation Plan for EXCO Holdings Inc. substantially in the form attached hereto as Exhibit J.

          "Stock Purchase Agreement" means that certain Stock Purchase Agreement dated as of the date hereof, by and between the Company and Cerberus Capital Management, L.P., on behalf of one or more funds or affiliates.

          "Stock Repurchase Agreements" means the Stock Repurchase Agreements dated the Closing Date, by and between the Company and each of the Management Members substantially in the form attached hereto as Exhibit E.


9393723.5                                 -3-

          "Stockholders' Agreement" means that certain Stockholders Agreement, dated as of the Closing Date, by and among the Company and the other signatories thereto, in substantially the form attached hereto as Exhibit C.

          "Transactions" means the transactions contemplated by this Agreement, the Ancillary Agreements and the Merger Agreement.

          2.  Authorization and Closing.

          (a) Authorization of the Purchased Shares. The Company shall authorize the issuance and sale to the Purchasers of its Class A Common Stock having the rights and preferences set forth in the Amended and Restated Certificate of Incorporation.

          (b) Purchase and Sale of the Stock. Upon the terms and subject to the conditions set forth herein, at the Closing (as defined below) the Company shall issue and sell to the Purchasers, and such Purchasers shall purchase from the Company, an aggregate of _________ shares of Class A Common Stock (collectively, the "Purchased Shares") for a purchase price equal to $1.50 per share (the "Purchase Price").

          (c) The Closing. The closing of the purchase and sale of the Purchased Shares (the "Closing") shall take place at the offices of Sayles, Lidji & Werbner, 1201 Elm St., Suite 4400, Dallas, TX 75270 at 10:00 a.m., Central time, concurrently with the closing in connection with the Merger Agreement, or at such other place or such other time or date as the Purchaser and the Company may designate (the "Closing Date").

          (d) Purchaser Closing Deliveries. At or prior to the Closing, Purchasers will deliver to the Company:

                    (i) against delivery of a certificate or certificates representing the Purchased Shares being purchased by such Purchaser pursuant to Section 2(b), by a cashier's or certified check, or by wire transfer of immediately available funds to an account designated by the Company no later than two Business Days prior to the Closing Date, an amount equal to the aggregate Purchase Price of such Purchased Shares;

                    (ii) a duly executed copy of the Registration Rights Agreement;

                    (iii)   a duly executed copy of the Stockholders' Agreement;
     and

                    (iv) an officer's certificate of the Purchasers to the effect that each of the conditions specified in Sections 8(ii) and (iii) has been satisfied;.

          (e)   Company Closing Deliveries.   At  or prior to  the Closing,  the
Company will deliver to each Purchaser:

                    (i) against payment of the Purchase Price therefor, a validly issued certificate or certificates representing the Purchased Shares being purchased by such Purchaser pursuant to Section 2(b), which shall be in definitive form and registered in the name of such Purchaser or its nominee or designee and in a single certificate or in such other


9393723.5                                 -4-
     denominations as such Purchaser shall request not later than one Business Day prior to the Closing Date;

                    (ii) a duly executed copy of the Registration Rights Agreement;

                    (iii)   a duly executed copy of the Stockholders' Agreement;

                    (iv) an opinion of Sayles, Lidji & Werbner, counsel to the Company, dated the Closing Date, in customary form reasonably satisfactory to the Purchaser;

                    (v) an officer's certificate of the Company to the effect that each of the conditions specified in Sections 7(iii), (iv) and (v) has been satisfied;

                    (vi) a copy of the Amended and Restated Certificate of Incorporation certified by the Secretary of State of the state of Delaware;

                    (vii) a duly executed copy of the Management Purchase Agreement between the Company and each of the participating Management Members and Friends and Family LLC;

                    (viii)  duly   executed  copies  of  the  Voting  Agreements
     substantially in the form as attached hereto as Exhibit L (the "Voting Agreements");

                    (ix) duly executed copies of the Stock Repurchase Agreements between the Company and each of the Management Members;

                    (x)  a duly  executed copy of  the Stock Purchase Agreement;

                    (xi)  a copy of the Bonus Plans;

                    (xii) duly executed copies of the Participation Agreement from each participant in such Bonus Plan in the form attached as Exhibit B to the Bonus Plans;

                    (xiii)  a copy of the Stock Participation Plan;

                    (xiv)  duly executed copies of the Promissory Notes;

                    (xv)   a duly executed copy of the Contribution Agreement;

                    (xvi)  a  certificate  of  the  secretary  of  the   Company
     substantially in the form attached hereto as Exhibit D;

                    (xvii) a certificate of the secretary of ER Acquisition, Inc. substantially in the form attached hereto as Exhibit K; and

                    (xviii) long-form good standing certificates of each of the Company and ER Acquisition, Inc., its subsidiary, and EXCO and each of the EXCO Subsidiaries.


9393723.5                                 -5-

          3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser that:

          (a) Organization and Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Each of the Company and its subsidiary has all requisite corporate power and authority to carry out the transactions contemplated by each of this Agreement, the Merger Documents and the Ancillary Documents to which it is a party.

          (b) Authorization; No Breach. The execution, delivery and performance of each of this Agreement, the Merger Documents and the Ancillary Documents to which it is a party have been duly authorized by the Company and its subsidiary. Each of this Agreement, the Merger Documents and the Ancillary Documents to which it is a party constitute valid and binding obligations of the Company and its subsidiary, enforceable in accordance with its terms except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally and subject to the availability of equitable remedies. The execution and delivery by the Company and its subsidiary of this Agreement, the Merger Documents and the Ancillary Documents to which it is a party, the offering, sale and issuance of the Purchased Shares hereunder and the fulfillment of and compliance with the respective terms hereof and thereof by the Company and its subsidiary, do not and shall not conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, result in a violation of, or require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to, (i) the organizational documents of the Company or its subsidiary, (ii) any law, statute, rule or regulation to which the Company or its subsidiary is subject, or (iii) any agreement, instrument, order, judgment or decree to which the Company or its subsidiary is subject, except, in the case of subclauses (ii) and (iii) above, for any conflict, result, default, right or other requirement that could not reasonably be expected to have a material adverse effect on the transaction contemplated hereby.

          (c) Capitalization and Related Matters. (i) Schedule I sets forth the outstanding capital stock of the Company immediately following the Closing. Immediately following the consummation of the transactions contemplated hereby, the Company shall have no outstanding stock or securities convertible or exchangeable for stock or containing any profit participation features, nor shall it have outstanding any rights or options to subscribe for or to purchase its stock or any stock or securities convertible into or exchangeable for its stock or any stock appreciation rights or phantom stock plans, except as set forth on Schedule I.
     Immediately following the consummation of the transactions contemplated hereby and by the Ancillary Documents, all of the outstanding Purchased Shares of the Company shall be validly issued.

               (ii)  The Company has no subsidiaries  other than ER Acquisition,
     Inc.   All of the  authorized,  issued and  outstanding  equity  securities of ER Acquisition, Inc. are owned by the Company.


9393723.5                                 -6-

               (iii) The Company has not conducted any business prior to the date hereof and has no, and prior to the Closing Date will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by the Merger Documents and the Ancillary Agreements.

          (d) Merger Agreement Representations and Warranties. The representations and warranties of EXCO and the EXCO Subsidiaries in Sections 2.6, 2.7, 2.8, 2.9, 2.19 and 2.23 of the Merger Agreement (including, without limitation, those made on the Closing Date regardless of whether any such representations or warranties survive beyond the Closing Date) were true in all material respects as of the date thereof, and will be true in all material respects on the Closing Date (after giving effect to the Transactions), except in the case of such representations and warranties which are qualified by materiality, which were true in all respects as of the date thereof and will be true in all respects on the Closing Date (after giving effect to the Transactions).

          (e) Information Complete. None of (i) the information concerning the Merger Parties and the Transactions, including the representations or warranties made by the Merger Parties pursuant to this Agreement, the Merger Documents or the Ancillary Agreements (the "Information") that has been or will be prepared or made by or on behalf of any of the Merger Parties and that has been made or will be made available to the Purchasers or any of their authorized representatives in connection with the Transactions, when all such Information is read together in its entirety, or (ii) the filings by any of the Management Members or Institutional Investors with the SEC in connection with or related to the Transactions contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which it was made or prepared, not misleading.

          (f) Other Matters. (i) There are no statutory or contractual securityholders preemptive rights or rights of refusal to which the Company is a party other than pursuant to the Stockholders' Agreement. (ii) If the representations and warranties of the Purchaser set forth in Section 5 are accurate, the offer, sale and issuance of the Stock is exempt from the registration and prospectus delivery requirements of the Securities Act or any applicable state securities laws. (iii) No Default (as defined in the Domestic Credit Agreement or Canadian Credit Agreement, respectively) or Event of Default (as defined in the Domestic Credit Agreement or Canadian Credit Agreement respectively) pursuant to the terms of either of (A) the Restated Credit Agreement, dated as of December 18, 2001 (the "Domestic Credit Agreement"), as amended by the First Amendment thereto, dated as of April 26, 2002, the Second Amendment thereto, dated as of June 24, 2002, the Third Amendment thereto, dated as of September 30, 2002, and the Fourth Amendment thereto, dated as of November 22, 2002, between EXCO Resources, Inc. and EXCO Operating, L.P., as borrowers (collectively, "EXCO Borrowers"), the lenders party thereto, and Bank One, NA, as administrative agent for the lenders (the "Agent"), or (B) the Restated Credit Agreement, dated as of December 18, 2001 (the "Canadian Credit Agreement", and together with the Domestic Credit Agreement, the "Credit Agreements"), as amended by the First Amendment thereto, dated as of April 26, 2002, the


9393723.5                                 -7-

     Second Amendment thereto, dated as of June 24, 2002, the Third Amendment thereto, dated as of September 30, 2002, and the Fourth Amendment thereto, dated as of November 22, 2002 between Addison Energy Inc. ("Addison", and together with the EXCO Borrowers, the "Borrowers"), the lenders party thereto, and Bank One, NA, Canada Branch, as administrative agent for the lenders has occurred and is continuing or would result from the consummation of the Transactions following the amendment of the Credit Agreements in a manner consistent with the Commitment Letter, dated February 28, 2003.

          4.  Covenants of the Company and its subsidiary.

          (a) The Company shall afford, and shall cause its subsidiary and EXCO and the EXCO Subsidiaries to afford, to the Purchasers and the Purchasers' accountants, counsel and representatives full access during normal business hours throughout the period prior to the Closing Date (or the earlier termination of this Agreement pursuant to Section 11(b)) to all their respective properties, books, commitments, contracts and records and, during such period, shall, upon request, furnish promptly to the Purchasers (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of Federal or state securities laws, and (ii) all other information concerning them as the Purchasers may reasonably request, provided that no investigation or receipt of information pursuant to this Section 4(a) shall affect any representation or warranty of the Company or the conditions to the obligations of the Purchasers.

          (b) The Company shall supplement the Information (other than any representations and warranties) from time to time until the Closing Date so that the representations and warranties in Section 3(e) shall remain correct.

          (c) The Company shall, and shall cause its subsidiary to, (i) subject to the satisfaction of the conditions set forth in Section 8, execute and deliver the Merger Documents and the Ancillary Documents to which it is a party and such other documents, certificates, agreements and other writings and (ii) take such other actions, in each case, as may be necessary or reasonably requested by any of the Purchasers in order to consummate or implement expeditiously the Transactions in accordance with the terms of this Agreement, the Merger Documents and the Ancillary Documents.

          (d) The Company shall use its reasonable best efforts to cause all conditions precedent to the obligations of the Company and the Purchasers to be satisfied. Upon the terms and subject to the conditions of this Agreement, the Company will use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

          (e) To the extent required by the HSR Act, the Company shall, to the extent it has not already done so, (a) file or cause to be filed, as promptly as practicable after the execution of this Agreement, with the United States
Federal Trade Commission and the Antitrust Division of the United States Department of Justice, all reports and other documents required to be filed by it under the HSR Act concerning the transactions contemplated hereby or in connection with the other Transactions and (b) promptly comply with or cause to


9393723.5                                 -8-
be complied with any requests by the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice for additional information concerning such transactions, in each case so that the waiting period applicable to this Agreement and the Transactions under the HSR Act shall expire as soon as practicable after the execution and delivery of this Agreement. The Company agrees to request, and to cooperate with EXCO or the Purchasers in requesting, early termination of any applicable waiting period under the HSR Act.

          (f) The Company (i) shall use its reasonable best efforts to obtain all necessary consents, waivers, authorizations and approvals of all Governmental Authorities and of all other Persons required in connection with the execution, delivery and performance of this Agreement, the Merger Documents and the Ancillary Documents or the consummation of the Transactions and (ii) shall diligently assist and cooperate with EXCO and the Purchasers in preparing and filing all documents required to be submitted by EXCO, the Company or the Purchasers to any Governmental Authority in connection with such transactions, including but not limited to a proxy statement to solicit proxies from the stockholders of EXCO (together with any amendments thereto, the "Proxy Statement") and a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") (which assistance and cooperation shall include, without limitation, timely furnishing or causing to be furnished to the Purchasers all information concerning EXCO, the EXCO Subsidiaries (to the extent available to the Company) or the Company and its subsidiary that counsel to the Purchasers reasonably determines is required to be included in such documents or would be helpful in obtaining any such required consent, waiver, authorization or approval). Prior to the filing of any such documents, including the Proxy Statement and the Schedule 13E-3, or any amendments or supplements thereto, the Company shall (i) provide the Purchasers and Purchasers' counsel with an adequate and appropriate opportunity to participate in the preparation thereof which documents shall be subject to the review and comment of Purchasers and their counsel, and (ii) not file any such document to which Purchasers or their counsel shall have reasonably objected on the grounds that such filing does not comply in all material respects with applicable legal requirements or contains any misstatement or omission.

          (g) The Company shall use all of the proceeds from the issuance of the Purchased Shares for payments to holders of shares of common stock, preferred stock or options of EXCO pursuant to the Merger Agreement and to pay the fees and expenses related to the Transactions.

          5. Purchasers' Investment Representations. Each Purchaser hereby represents and warrants on behalf of itself only and not jointly that:

          (a) Such Purchaser is acquiring the Purchased Shares purchased hereunder or acquired pursuant hereto for its own account with the present intention of holding such securities for purposes of investment, and that it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws.

          (b) Such Purchaser understands that the Purchased Shares have not been registered under the Securities Act or the securities laws of any state and


9393723.5                                 -9-
     must  be  held  indefinitely  unless  subsequently   registered  under  the
     Securities Act and any applicable state securities laws or unless an exemption from such registration becomes or is available.

          (c) Such Purchaser is an "accredited investor", as defined under Rule 501(a) promulgated under the Securities Act.

          (d) Such Purchaser has all requisite power and authority to execute and deliver this Agreement and consummate the transactions contemplated hereby. Such Purchaser has taken all action as and in the manner required by law, its certificate of incorporation or bylaws, its limited partnership agreement or otherwise to authorize the execution, delivery and performance of this Agreement and the other Ancillary Documents to which it is a party and the transactions contemplated hereby and thereby.

          (e) The execution and delivery of this Agreement, and the other Ancillary Documents to which it is a party, do not, and the consummation of the transactions contemplated hereby and thereby will not, violate (i) any provisions of the organizational documents of such Purchaser, (ii) any material terms of any material contract or commitment of any kind or character to which such Purchaser is a party or by which it or its property may be bound, or (iii) any law, regulation, rule, judgment or order applicable to such Purchaser or its respective property.

          (f) This Agreement and the other Ancillary Documents to which such Purchaser is a party, each constitute the valid and binding obligation of such Purchaser, enforceable in accordance with their terms except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally and subject to the availability of equitable remedies.

          (g) Such Purchaser is not a party to or in any way obligated to make any payment relating to, any contract or outstanding claim for the payment of any broker's or finder's fee in connection with the origin, negotiation, execution or performance of this Agreement or the purchase of the Purchased Shares hereunder.

          6.   Covenants of the Purchaser.

          (a) The Purchasers shall (i) subject to the satisfaction of the conditions set forth in Section 8, execute and deliver the Ancillary Documents to which it is a party and such other documents, certificates, agreements and other writings and (ii) take such other actions, in each case, as may be necessary or reasonably requested by the Company in order to consummate or implement expeditiously the Transactions in accordance with the terms of this Agreement, the Merger Documents and the Ancillary Documents.

          (b) The Purchasers shall use their reasonable best efforts to cause all conditions precedent to the obligations of the Company and the Purchasers to be satisfied. Upon the terms and subject to the conditions of this Agreement, the Purchasers will use their commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.


9393723.5                                 -10-

          (c) The Purchasers (i) shall use their reasonable best efforts to obtain all necessary consents, waivers, authorizations and approvals of all Governmental Authorities and of all other Persons required in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the Transactions and (ii) shall diligently assist and cooperate with EXCO and the Company in preparing and filing all documents required to be submitted by EXCO, the Company or the Purchasers to any Governmental Authority in connection with such transactions, including but not limited to the Proxy Statement and the Schedule 13E-3 (which assistance and cooperation shall include, without limitation, timely furnishing or causing to be furnished to the Company all information concerning the Purchasers that counsel to the Purchasers determines is required to be included in such documents or would be required in obtaining any such required consent, waiver, authorization or approval).

          7. Conditions to the Obligations of the Purchasers. The obligation of the Purchasers to purchase and pay for the Purchased Shares at the Closing and the other obligations of the Purchasers hereunder required to be performed on the Closing Date shall be subject to the satisfaction (or waiver by the Purchasers) as of the Closing Date of the following conditions:

               (i) The Merger Agreement shall be in full force and effect and all conditions to the obligations of ER Acquisition, Inc. under the Merger Agreement shall have been satisfied or, with the consent of Purchasers, waived pursuant to the terms therein, and the acquisition contemplated by the Merger Agreement shall be consummated immediately following the Closing.

               (ii) The Purchaser shall have received the closing deliveries described in Section 2(e) hereof.

               (iii) The representations and warranties of the Company contained in this Agreement that are qualified as to materiality or material adverse effect shall have been true and correct when made and as of the Closing Date as though made on and as of the Closing Date; the representations and warranties of the Company made in this Agreement that are not qualified as to materiality or material adverse effect shall be true and correct in all material respects when made and as of the Closing Date as though made on and as of the Closing Date.

               (iv) The Company and its subsidiary shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Company and its subsidiary by the Closing Date.

               (v) There shall not have occurred since September 30, 2002 a Material Adverse Effect.

               (vi) There shall exist no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality (other than shareholder litigation pending as of December 18, 2002 relating solely to the transactions contemplated by the Merger Agreement) which relates to the Transactions or which, in the reasonable judgment of the Purchasers, has a reasonable likelihood of having a material adverse effect on the condition


9393723.5                                 -11-

     (financial or otherwise), operations, performance, properties, assets, liabilities, business or prospects of EXCO and the EXCO Subsidiaries, taken as a whole.

               (vii) The Purchasers shall have received copies of the loan agreement, promissory note and other agreements and documents securing, evidencing or otherwise relating to the Credit Agreements, which shall be in form and substance satisfactory to Cerberus.

               (viii) The Credit Agreements shall have been amended on terms and conditions consistent with the Commitment Letter, dated February 28, 2003, and with respect to terms not included in the Commitment Letter, on terms and conditions reasonably satisfactory to the Company and Cerberus Capital Management, L.P.

               (ix) EXCO and the EXCO Subsidiaries shall have obtained all required material licenses, waivers, consents and approvals, governmental and otherwise, in connection with this Agreement, the Ancillary Documents, the Merger Documents and the Transactions and the operation of EXCO's business and the business of its subsidiaries, and such material licenses, waivers, consents and approvals shall be in full force and effect.

               (x) EXCO and the EXCO Subsidiaries shall have maintained in full force and effect all insurance policies in effect as of this Agreement on the terms and conditions as are currently in effect.

               (xi) The Company shall have filed the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, such Amended and Restated Certificate shall have been accepted for filing and such Certificate shall not have been amended.

               (xii) At the Closing, after giving effect to the payment of the merger consideration pursuant to the Merger Agreement and all expenses of the Company and its subsidiary and EXCO and the EXCO Subsidiaries in connection with the Transactions, there shall not be less than $10,000,000 of availability under the Credit Agreements and EXCO shall have delivered evidence satisfactory to the Purchasers that the Credit Agreements have been amended to permit the consummation of the Transactions and/or that any Default or Event of Default that would otherwise occur as a result of the consummation of any of the Transactions shall have been waived.

               (xiii) Cerberus and the Company shall have executed the Stock Purchase Agreement and Cerberus shall have purchased shares of Class A Common Stock for not less than $106,500,000 and the Management Members, Friends and Family LLC and the Company shall have executed and delivered the Management Stock Purchase Agreement and shall have purchased shares of Class A Common Stock for not less than $13,500,000 and not more than $63,500,000 in the aggregate pursuant to such Agreements, of which at least $13,500,000 of such shares shall have been purchased by the Management Members.


9393723.5                                 -12-

               (xiv) Each of the Management Members and the Company shall have executed and delivered Stock Repurchase Agreements and Voting Agreements substantially in the form attached hereto as Exhibit E and Exhibit L and performed their respective obligations thereunder.

               (xv) Certain Management Members agreed upon by the Company and Cerberus shall have executed and delivered the Promissory Notes.

               (xvi)   The  Company  and  Addison  shall  have adopted the Bonus
     Plans.

               (xvii) Each participant in the Bonus Plans shall have executed a Participation Agreement in the form attached as Exhibit B to the Bonus Plans.

               (xviii) The Company and each of the other signatories to the Stockholders' Agreement shall have executed and delivered the Stockholders' Agreement.

               (xix) The Company, the Purchasers, the Participating Management Members, Cerberus and Friends and Family LLC shall have executed the Registration Rights Agreement.

               (xx) The Company and each of Douglas H. Miller and T. W. Eubank shall have executed and delivered the Contribution Agreement and performed their respective obligations thereunder.

               (xxi) The Company shall have established the Stock Participation Plan.

          8. Conditions to the Obligations of the Company. The obligation of the Company to sell the Purchased Shares and the other obligations of the Company and its subsidiaries hereunder required to be performed on the Closing Date shall be subject to the satisfaction (or waiver by the Company) as of the Closing Date of the following conditions:

               (i) The Company shall have received the closing deliveries described in Section 2(d) hereof.

               (ii) The representations and warranties of each of the Purchasers contained in this Agreement that are qualified as to materiality or material adverse effect shall have been true and correct when made and as of the Closing Date as though made on and as of the Closing Date; the representations and warranties of each of the Purchasers made in this Agreement that are not qualified as to materiality or material adverse effect shall be true and correct in all material respects when made and as of the Closing Date as though made on and as of the Closing Date.

               (iii) The Purchasers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Purchasers by the Closing Date.

               (iv) Any applicable waiting period under the HSR Act shall have expired or been terminated.


9393723.5                                 -13-

               (v) The Credit Agreements shall have been amended on terms and conditions consistent with the Commitment Letter, dated February 28, 2003, and with respect to terms not included in the Commitment Letter, on terms and conditions reasonably satisfactory to the Company and Cerberus.

          9.   Indemnification.

          (a) Indemnification by the Company. For the time periods and subject to the limitations and conditions set forth below or elsewhere in this Section 9, the Company agrees to indemnify and hold harmless and defend Purchasers and their respective successors and permitted assigns and its or their respective officers, directors, employees, representatives, attorneys, consultants and agents (individually a "Purchaser Indemnified Party" and collectively, the "Purchaser Indemnified Parties") from and against all loss, liability, damage or expense ("Losses") that are sustained or incurred by any of the Purchaser Indemnified Parties by reason of, resulting from or arising out of all or any of the following:

               (i) any breach or inaccuracy of a representation or warranty of the Company contained in this Agreement or in any Ancillary Document to which such Purchaser is a party (without regard to any Material Adverse Effect or materiality qualification);

               (ii) any breach of or failure by the Company or its subsidiary to perform any of its covenants, agreements or other obligations contained in this Agreement or in any Ancillary Document to which such Purchaser is a party;

               (iii) third party claims in connection with the transactions pursuant to the Merger Agreement or the other Merger Documents;

               (iv) third party claims in connection with the Commitment Letter or the extension or arrangement, as applicable, of the financing of the transactions contemplated by the Merger Agreement pursuant to this Agreement; or

               (v) third party claims in connection with any use or intended use of the Commitment Letter or the proceeds of this Agreement.

          (b) Indemnification by Purchasers. Purchasers agree to, severally but not jointly, indemnify and hold harmless and defend the Company and its successors and permitted assigns and its officers, directors, employees, representatives, attorneys, consultants and agents (individually a "Company Indemnified Party" and collectively, the "Company Indemnified Parties") from and against any and all Losses that are sustained or incurred by any of the Company Indemnified Parties by reason of, resulting from or arising out of all or any of the following:

               (i) any breach or inaccuracy of a representation or warranty of any Purchaser contained in this Agreement or in any Ancillary Document; or


9393723.5                                 -14-

               (ii) any breach of or failure by any Purchaser to perform any of its covenants, agreements or other obligations contained in this Agreement or in any Ancillary Document.

          (c) Claims Procedure. Except with respect to third party claims, actions or suits covered by Section 9(d), any Purchaser Indemnified Party or Company Indemnified Party who wishes to make a claim for indemnification for a Loss pursuant to Sections 9(a) or (b), as applicable (an "Indemnified Party"), shall give written notice to each Person from whom indemnification is being claimed (an "Indemnifying Party") with reasonable promptness after the Indemnified Party's discovery of the facts and circumstances giving rise to the indemnification claim. The Indemnified Party shall supply the Indemnifying Party such information and documents as it has in its possession regarding such claim, together with all pertinent information in its possession regarding the amount of the Loss it asserts it has sustained or incurred, and will permit the Indemnifying Party to inspect such other records and books in the possession of the Indemnified Party and relating to the claim and asserted Loss as the Indemnifying Party shall reasonably request. The Indemnifying Party shall have a period of 30 days after receipt by the Indemnifying Party of such notice and such evidence to either (i) agree to the payment of the Loss to the Indemnified Party or (ii) contest the payment of the Loss. If the Indemnifying Party does not agree to or contest the payment of the Loss within such 30 day period, the Indemnifying Party shall be deemed to have accepted all of the Loss. If the Indemnifying Party agrees to the payment of the Loss or has been deemed to have accepted all of the Loss, then the Indemnifying Party shall, within 10 business days after such agreement or acceptance, pay to the Indemnified Party the amount of the Loss that is payable pursuant to, and subject to the limitations set forth in this Agreement. The failure to give the notice referred to herein with reasonable promptness shall not relieve the Indemnifying Party of its indemnification obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced as a result of the failure to give such notice.

          (d)   Third Party Claims.

               (i) If any claim, action at law or suit in equity is instituted by a third party against an Indemnified Party with respect to which an Indemnified Party intends to claim indemnification for any Losses under Sections 9(a) or (b), as applicable, such Indemnified Party shall give written notice to the Indemnifying Party of such claim, action or suit with reasonable promptness. The failure to give the notice required by this
     Section 9(d) with reasonable promptness shall not relieve the Indemnifying Party of its indemnification obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced as a result of the failure to give such notice.

               (ii) The Indemnified Party shall have the right to conduct and control, through counsel of its choosing, the defense of such third party action or suit and shall do so in good faith; provided, however, that the Indemnifying Party may participate at its own expense, with counsel of its choosing, in the defense of such third party action or suit although such action or suit shall be controlled by the Indemnified Party. If the Indemnified Party does not notify the Indemnifying Party that it is assuming the right to conduct and control the defense of such third party action or suit when it delivers the initial notice of the third party claim, the Indemnifying Party shall have the right, at the expense of the


9393723.5                                 -15-

     Indemnifying Party, to conduct and control, through counsel of its choosing, the defense of such third party action or suit and shall do so in good faith; provided, however, that the Indemnified Party may participate at its own expense, with counsel of its choosing, in the defense of such third party action or suit although such action or suit shall be controlled by the Indemnifying Party.

               (iii) The Indemnified Party and the Indemnifying Party shall cooperate with each other to the fullest extent possible in regard to all matters relating to the third-party claim, including, without limitation, corrective actions required by applicable Law, assertion of defenses, the determination, mitigation, negotiation and settlement of all amounts, costs, actions, penalties, damages and the like related thereto, access to the books and records of the Company and its Subsidiaries, and, if necessary, providing the party controlling the defense of the third party claim and its counsel with any powers of attorney or other documents required to permit the party controlling the defense of the third party claim and its counsel to act on behalf of the other party.

               (iv) Neither the Indemnified Party nor the Indemnifying Party shall settle any such third party claim without the consent of the other party, which consent shall not be unreasonably withheld; provided, however, that if such settlement involves the payment of money only and the release of all claims and the Indemnified Party is completely indemnified therefore and nonetheless refuses to consent to such settlement, the Indemnifying Party shall cease to be obligated for such third party claim. Any compromise or settlement of the claim under this Section 9(d) shall include as an unconditional term thereof the giving by the claimant in question to the Indemnifying Party and the Indemnified Party of a release of all liabilities in respect of such claims.

          10.   Legend.  If  certificated,  each   certificate  for   Restricted
Securities shall be imprinted with a legend in substantially the following form:

     "THE SECURITIES REPRESENTED BY THIS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE
     SECURITIES LAWS, AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER AND COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THAT CERTAIN STOCKHOLDERS' AGREEMENT, DATED AS OF _________ __, 2003, AS AMENDED AND MODIFIED FROM TIME TO TIME, AMONG EXCO HOLDINGS INC. (THE "COMPANY") AND CERTAIN OTHER PARTIES THERETO. A COPY OF SUCH AGREEMENT SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE."


9393723.5                                 -16-

          11.   Miscellaneous.

          (a) Remedies. Purchasers shall have all rights and remedies set forth in this Agreement and the other Ancillary Documents and all of the rights that any Purchaser has under any law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any Person having any rights under this Agreement may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

          (b) Termination. This Agreement may be terminated (i) at any time prior to the Closing Date by mutual agreement of the Company and each of the Purchasers, (ii) if the Closing shall not have occurred on or prior to December 6, 2003, by either the Company or any of the Purchasers, at any time after December 6, 2003; provided that the right to terminate this Agreement under this
Section 11(b)(ii) shall not be available to any party whose action or failure to act has been the cause or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement, (iii) by any Purchaser upon the occurrence of a Material Adverse Effect or (iv) by the Company or any Purchaser, if the Merger Agreement has been terminated.

          (c) Break-Up Fee. In the event that the transactions contemplated by the Merger Agreement are not consummated and the Company or its subsidiary receives a Break-Up Fee (as defined in the Stock Purchase Agreement) in respect of the termination of the Merger Agreement (or any agreement executed in anticipation of the execution of the Merger Agreement), (i) such Break-Up Fee shall be used to pay or reimburse the Equity Fee (as defined in the Stock Purchase Agreement) and all other fees and expenses incurred by or on behalf of, first, Cerberus, to the extent not fully reimbursed pursuant to the other provisions of the Stock Purchase Agreement and second, the Company, each in connection with the Transactions and the Commitment Letter, including without limitation all legal and accounting fees and expenses and travel related expenses, and then (ii) any remaining balance of the Break-Up Fee shall be paid 20% to the Company on the one hand and 80% to Cerberus (and, on a pro rata basis, Friends and Family LLC and such Purchasers and Management Members who have agreed to purchase Class A Common Stock in excess of $13,500,000) on the other hand.

          (d) Press Releases. The Company and Purchasers will consult with the other before issuing, and provide the other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated hereby or by the Merger Documents and will not issue any such press release or make any such public statement without the other party's prior written consent, except that a party hereto may make such disclosures as are required by law, but only after disclosing to each of the other parties hereto the basis for concluding that such disclosure is so required and the contents of such disclosure.

          (e) Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument and shall be deemed to have been duly given when delivered in person, by telecopy, by facsimile, by nationally-recognized overnight courier,


9393723.5                                 -17-
or by first class registered or certified mail, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee as follows:

         if to the Company, to the address set forth below:

         EXCO Holdings Inc.
         6500 Greenville Ave., Suite 600, LB17
         Dallas, Texas  75206
         Attention:  Douglas H. Miller
         Fax Number:  (214) 378-5442

         with copies to:

         Sayles, Lidji & Werbner
         1201 Elm St., 44th Fl.
         Dallas, Texas  75270
         Attention:  Brian Lidji
         Fax Number:  (214) 939-8787

         If to the Purchasers, to the addresses set forth below:

         [Name]
         [Address]
         Attention:
         Fax Number:

         with copies to:

         Attention:

         [Name]
         [Address]
         Attention:
         Fax Number:

         with copies to:
         Attention:

         [Name]
         [Address]
         Attention:
         Fax Number:

         with copies to:

         Attention:


9393723.5                                 -18-

         All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy or facsimile, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day and (c) in the case of mailing, on the third Business Day following such mailing if sent by certified mail, return receipt requested.

          (f) Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not.

          (g) Consent to Amendments. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of each of the Purchasers. No other course of dealing between the Company and the Purchaser or any delay in exercising any rights hereunder operate as a waiver of any rights of Purchaser.

          (h) Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by the Purchaser or on its behalf.

          (i) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

          (j) Entire Agreement. Except as otherwise expressly set forth herein, this Agreement, the Commitment Letter and the other Ancillary Documents embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

          (k)   Counterparts.   This  Agreement  may  be  executed  in  separate
counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

          (l) Governing Law. This Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflicting provision or rule (whether of the State of Delaware, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Delaware to be applied. In furtherance of the foregoing, the internal law of the State of Delaware will control the
interpretation   and  construction  of  this  Agreement,   even  if  under  such


9393723.5                                 -19-
jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

          (m)  Jurisdiction and Venue.

               (i) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself or himself and its or his property, to the exclusive jurisdiction of any New York state court sitting in New York county or federal court of the United States of America sitting in New York county, and any appellate court presiding thereover, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York state court or, to the extent permitted by law, in any such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

               (ii) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it or he may legally and effectively do so, any objection that it or he may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder in any State or federal court sitting in New York county. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

          (n) The parties hereto further agree that the notice of any process required by any such court in the manner set forth in Section 11(g) shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by law.

          (o) Waiver of Jury Trial. THE COMPANY AND THE PURCHASERS HEREBY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE VALIDITY, PROTECTION, INTERPRETATION OR ENFORCEMENT THEREOF. THE COMPANY AND THE PURCHASER AGREE THAT THIS SECTION IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND WOULD NOT ENTER INTO THIS AGREEMENT IF THIS SECTION WERE NOT PART OF THIS AGREEMENT.

          (p) Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

                                    * * * * *





9393723.5                                 -20-

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.


                                         EXCO HOLDINGS INC.


                                         By:____________________________________
                                            Name:
                                            Title:


                                         INSTITUTIONAL INVESTORS:



                                         By:____________________________________
                                            Name:
                                            Title:







                                         By:____________________________________
                                            Name:
                                            Title:






                                         By:____________________________________
                                            Name:
                                            Title:







9393723.5                                 -21-

                                                                       EXHIBIT A

                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                -------------------------------------------------



See Exhibit A to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.



























9393723.5

                                                                       EXHIBIT B


                          REGISTRATION RIGHTS AGREEMENT
                          -----------------------------



See Exhibit B to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.

































9393723.5                                 -23-

                                                                       EXHIBIT C


                             STOCKHOLDERS' AGREEMENT
                             -----------------------



See Exhibit C to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.
































9393723.5                                 -24-

                                                                       EXHIBIT D


                  SECRETARY'S CERTIFICATE OF EXCO HOLDINGS INC.
                  ---------------------------------------------



See Exhibit D to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.





































9393723.5                                 -25-

                                                                       EXHIBIT E


                           STOCK REPURCHASE AGREEMENT
                           --------------------------



See Exhibit E to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.

































9393723.5                                 -26-

                                                                       EXHIBIT F


                          MANAGEMENT PURCHASE AGREEMENT
                          -----------------------------



See Exhibit G to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.

































9393723.5                                 -27-

                                                                       EXHIBIT G


                                   BONUS PLANS
                                   -----------



See Exhibit H to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.































9393723.5                                 -28-

                                                                       EXHIBIT H


                             CONTRIBUTION AGREEMENT
                             ----------------------



See Exhibit I to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.

































9393723.5                                 -29-

                                                                       EXHIBIT I


                                PROMISSORY NOTES
                                ----------------



See Exhibit J to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.






























9393723.5                                 -30-

                                                                       EXHIBIT J


                            STOCK PARTICIPATION PLAN
                            ------------------------



See Exhibit K to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.






























9393723.5                                 -31-

                                                                       EXHIBIT K


                 SECRETARY'S CERTIFICATE OF ER ACQUISITION, INC.
                 -----------------------------------------------



See Exhibit L to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.





























9393723.5                                 -32-

                                                                       EXHIBIT L

                                VOTING AGREEMENT
                                ----------------



See Exhibit M to the Stock Purchase Agreement, which is attached as Exhibit 1 to this Schedule 13D Amendment No. 1.




















9393723.5                                 -33-

                                                                       EXHIBIT G
                                                                       ---------



                          MANAGEMENT PURCHASE AGREEMENT
                          -----------------------------

                                                                       EXHIBIT G


                          MANAGEMENT PURCHASE AGREEMENT
                          -----------------------------


          This Management Purchase Agreement, dated as of ____________, 2003 (the "Agreement"), by and among EXCO Holdings Inc., a Delaware corporation (the "Company"), and each of the individuals or entities set forth on Schedule 1 hereto (the "Purchasers").

          WHEREAS, the Company desires to sell to the Purchasers up to an aggregate of 49,213,333 shares of the Company's Series A common stock, par value $.01 per share (the "Series A Common Stock") for a purchase price of $1.50 per share, and an aggregate of 10,222,222 shares of the Company's Series B common stock, par value $.01 per share (the "Series B Common Stock") for a purchase price of $0.01 per share (together, the Series A Common Stock and the Series B Common Stock, the "Shares") and the Purchasers desire to purchase the Shares upon the terms and conditions set forth in this Agreement.

          NOW, THEREFORE, in consideration of the mutual covenants herein set forth, the Parties hereby agree as follows:

          1.   Sale and Purchase of Shares; Closing.

               1.1.  Sale and Transfer of Shares.

               a) Subject to the terms and conditions of this Agreement, the Company hereby agrees to sell to the Purchasers and each of the Purchasers hereby agrees, individually, to purchase from the Company, the number of the Shares set forth opposite such Purchaser's name for the purchase price in the amounts set forth opposite such Purchaser's name set forth on Schedule 1 hereto (as such schedule may be amended and supplemented in writing and delivered pursuant to the notice provisions hereof prior to 10 business days before the Closing Date). In the event that such Schedule I is amended and supplemented by additional purchasers subsequent to the date first stated above (the "Additional Purchasers"), each such Additional Purchaser must execute a joinder agreement substantially in the form attached as Exhibit A hereto.

               b) At the Closing (as defined herein below), the Company shall deliver to each of the Purchasers duly executed certificates registered in such Purchaser's name and representing the Shares purchased by such Purchaser, against such Purchaser's payment of the aggregate purchase price for the Shares.

               1.2. Closing. Subject to the terms and conditions of this Agreement, the closing of the sale and purchase of the Shares ( the "Closing") shall occur at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York at 10:00 a.m., New York time, on ________, 2003, or at such other place or such other time or date as designated by the parties to that certain Stockholders' Agreement dated as of _______, 2003 by and among the Company and the parties signatory thereto (the "Closing Date").

               1.3. Payment. At the Closing, each of the Purchasers shall pay the Company the purchase price for the number of Shares set forth opposite such Purchaser's name on Schedule 1 (as amended or supplemented in accordance with Section 1.1(a)) hereto, by (i) check, (ii) wire transfer, (iii) by direction of the proceeds of certain loans to be made by the Company to such Purchaser or


9363980.7
Tel      Fax

(iv) conversion of such number of shares of common stock of EXCO Resources, Inc. as are listed opposite such Purchaser's name on Schedule I hereto.

          2.  Representations and Warranties of each Purchaser.

               2.1. Each Purchaser severally and not jointly hereby represents and warrants to the Company as follows:

               a) This Agreement has been duly executed and delivered by each Purchaser and constitutes a legal, valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with its terms, except as the enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights in general or by general principles of equity. The performance by each Purchaser of his obligations under this Agreement shall not violate any law, order, judgment or decree of a court or other governmental or regulatory authority to which such Purchaser is bound or subject;

               b) Each Purchaser understands that the Shares being purchased are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering, are being offered and sold without registration under the Securities Act of 1933, as amended (the "Securities Act") in a private placement that is exempt from the registration provisions of the Securities Act and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in limited circumstances. Each Purchaser understands that it must bear the economic risk of the acquisition of the Shares made in connection herewith for an indefinite period of time because, among other reasons, the Shares have not been registered under the Securities Act or under the securities laws of certain states and, therefore, cannot be resold, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable securities laws of such states or an exemption from such registration is available. Each Purchaser further understands that the certificates representing the Shares shall bear a legend in substantially the following form:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER AND COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS"

               c) Each Purchaser understands that the Shares being purchased are subject to a Stockholders' Agreement dated _____________, 2003 (the "Stockholders' Agreement"), by and among the Company and the other parties thereto. The Purchaser further understands that the certificates representing the Shares shall bear a legend in substantially the following form:


9363980.7
                                        -2-Tel      Fax

          "THE TRANSFER OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE STOCKHOLDERS' AGREEMENT DATED AS OF __________ __, 2003, AS IT MAY BE AMENDED FROM TIME TO TIME, BY AND AMONG EXCO HOLDINGS INC. (THE "COMPANY") AND THE STOCKHOLDERS PARTY THERETO AND NO TRANSFER OF THESE SECURITIES SHALL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY."

               d) No consent, approval or authorization from any person, entity or governmental authority is required to be obtained by each Purchaser in order to consummate the transaction contemplated herein;

               e) Each Purchaser can bear the economic risk of his investment in the Shares and has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and the risks of the investment. Each Purchaser has been furnished with all materials relating to the business, finances and operations of the Company which have been requested, including, without limitation all certificates, instruments, agreements and other documents defining the rights, limitations and preferences of the Shares and the holders thereof. Each Purchaser has conducted their own investigation of the Company and are not relying on any representations or warranties of the Company other than those expressly set forth herein. Each Purchaser understands that the Company is under no obligation to register the Shares on such Purchaser's behalf, except as may be required pursuant to the Registration Rights Agreement dated as of the Closing Date by and among the Company and the other parties thereto; and

               f) Each Purchaser is an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act or, to the extent any Purchaser is not an "accredited investor", another exemption from registration under the Securities Act applies to such Purchaser's purchase of Shares hereunder.

          3.  Representations and Warranties of the Company.

               3.1. The Company hereby represents and warrants to the Purchasers as follows:

               a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Each of the Company and its subsidiary has all requisite corporate power and authority to carry out the transactions contemplated by this Agreement; and

               b) The execution, delivery and performance of this Agreement have been duly authorized by the Company. This Agreement constitutes the valid and binding obligations of the Company, enforceable in accordance with its terms


9363980.7
                                        -3-Tel      Fax
except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally and subject to the availability of equitable remedies. The execution and delivery by the Company of this Agreement, the offering, sale and issuance of the Shares hereunder and the fulfillment of and compliance with the respective terms hereof and thereof by the Company, do not and shall not conflict with or result in a breach of the terms, conditions or provisions of, constitute a default under, result in a violation of, or require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to, (i) the organizational documents of the Company,
(ii) any law,  statute,  rule or regulation to which the Company is subject,  or
(iii) any agreement, instrument, order, judgment or decree to which the Company is subject, except, in the case of subclauses (ii) and (iii) above, for any conflict, result, default, right or other requirement that could not reasonably be expected to have a material adverse effect on the transaction contemplated hereby.

          4.  Conditions.

               4.1. The obligations of the Purchasers pursuant to this Agreement shall be subject to the satisfaction (or waiver by the Purchasers) as of the Closing Date of the condition that the Merger Agreement shall be in full force and effect and all conditions to the obligations of EXCO Holdings Inc. under the Merger Agreement shall have been satisfied or waived pursuant to the terms therein, and the acquisition contemplated by the Merger Agreement shall be consummated immediately following the Closing.

               4.2. The obligations of the Company pursuant to this Agreement shall be subject to the receipt of the payments described in Section 1.3 hereof.

          5.  Additional Agreements.

               5.1. Further Assurances. Each of the Company and Purchasers shall from time to time, at the request of the other party and without further consideration, execute such further instruments of conveyance and take such other actions as the requesting party may reasonably require to more effectively convey and transfer the Shares to the Purchasers. The Company and Purchasers will furthermore sign all documents and do all things necessary to give effect to the transaction contemplated by this Agreement, including, without limitation executing and delivering such certificates, instruments and other documents necessary to assure the proper transfer of the Shares from the Company to the Purchasers on the books and records of the Company.

          6.  General Provisions.

               6.1. Governing Law. This Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflicting provision or rule (whether of the State of Delaware, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Delaware to be applied. In furtherance of the foregoing, the internal law of the State of Delaware will control the interpretation and construction of this Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.


9363980.7
                                        -4-Tel      Fax

               6.2. Binding. This Agreement shall inure to the benefit of and be
binding  upon  the  Company  and  Purchasers,   their   respective   successors,
administrators, representatives, heirs and assigns.

               6.3. Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

               6.4. Entire Agreement. This Agreement embodies the entire agreement and understanding of the Company and Purchasers hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties, covenants, or understandings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the Company and Purchasers with respect to such subject matter. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by the Company and each of the Purchasers hereto.

               6.5. Jurisdiction and Venue. (i) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself or himself and its or his property, to the exclusive jurisdiction of any New York state court sitting in New York county or federal court of the United States of America sitting in New York county, and any appellate court presiding thereover, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York state court or, to the extent permitted by law, in any such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                    (ii)   Each   of   the   parties   hereto  irrevocably   and
unconditionally waives, to the fullest extent it or he may legally and effectively do so, any objection that it or he may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder in any State or federal court sitting in New York county. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

                    (iii) The parties hereto further agree that the notice of any process required by any such court in the manner set forth in Section 6.7 shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by law.

               6.6. Waiver of Jury Trial. THE COMPANY AND THE PURCHASER HEREBY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE VALIDITY, PROTECTION, INTERPRETATION OR ENFORCEMENT


9363980.7
                                        -5-Tel      Fax

THEREOF. THE COMPANY AND EACH PURCHASER AGREE THAT THIS SECTION IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND WOULD NOT ENTER INTO THIS AGREEMENT IF THIS SECTION WERE NOT PART OF THIS AGREEMENT.

               6.7. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument and shall be deemed to have been duly given when delivered in person, by telecopy, by facsimile, by nationally-recognized overnight courier, or by first class registered or certified mail, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee as follows:

         if to the Company, to the address set forth below:

         EXCO Holdings Inc.
         6500 Greenville Ave., Suite 600, LB17
         Dallas, Texas  75206
         Attention:  Douglas H. Miller
         Fax Number:  (214) 378-5442

         with copies to:

         Sayles, Lidji & Werbner
         1201 Elm St., 44th Fl.
         Dallas, Texas  75270
         Attention:  Brian Lidji
         Fax Number:  (214) 939-8787

         If to any Purchaser, to the address set forth for such Purchaser on the signature pages or applicable joinder agreement hereto.

All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by confirmed telecopy or facsimile, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day and (c) in the case of mailing, on the third Business Day following such mailing if sent by certified mail, return receipt requested.

                     [REMAINDER OF PAGE INTENTIONALLY BLANK]
















9363980.7
                                        -6-Tel      Fax

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                         COMPANY

                                         EXCO HOLDINGS INC.


                                         By:____________________________________
                                            Name:
                                            Its:



                                         PURCHASER


                                         _______________________________________
                                         Name:  Douglas H. Miller

                                         Address:



                                         PURCHASER


                                         _______________________________________
                                         Name:  T. W. Eubank


                                         PURCHASER
                                         EXCO Investors, LLC


                                         By:____________________________________
                                            Name:
                                            Title:

                                         Address:


                     [Add Participating Management Members]




9363980.7
Tel      Fax

                                                                       EXHIBIT A

                                     JOINDER


          By execution of this Joinder, the undersigned agrees to become a party to that certain Management Purchase Agreement dated as of ____________, 2003, as may be amended, among EXCO Holdings Inc., a Delaware corporation, and the parties listed on Schedule I thereto. The undersigned shall have all the rights, and shall observe all the obligations applicable to a Purchaser.


Name:_________________________                  Number and Class of
                                                Securities Acquired:____________


Address for
Notices:                                        with copies to:


_______________________________                 ________________________________

_______________________________                 ________________________________

_______________________________                 ________________________________




                                             Signature:_________________________

                                             Date:_________________________












9363980.7
Tel      Fax

                                                                       EXHIBIT H
                                                                       ---------



                                   BONUS PLANS
                                   -----------

                                                                       EXHIBIT H












                                                      1
                        [EXCO HOLDINGS INC.] [Addison] ]

                          EMPLOYEE BONUS RETENTION PLAN

































______________________
1 Separate but identical plans will be used for ER Holdings and Addison employees.


9377950.11

                                                                       EXHIBIT H


                                   SECTION 1
                                     General

          1.1  Purpose.  This [     ] Employee Bonus Retention Plan (the "Plan")
is established by the Board of Directors (the "Board") of EXCO Holdings Inc./Addison (the "Company") to promote the long-term financial interests of the Company by providing certain employees of the Company with an incentive to remain employed with the Company so they can continue to actively perform their job functions and duties with full attention and dedication.

          1.2 Plan Administration. The authority to control and manage the operation and administration of the Plan shall be vested in the Board.

          1.3 Action by the Company. Any action required or permitted to be taken by the Company under the Plan shall be by resolution of its Board or by writing of a duly authorized officer of the Company.

          1.4  Effective Date of Plan.  This Plan shall become  effective on the
"Closing  Date," as  defined in the Merger  Agreement,  dated [     ], 2003,  by
and among EXCO Resources, Inc., EXCO Holdings Inc. and ER Acquisition, Inc.

                                   SECTION 2
                                  Participation

          2.1 Participation. The individuals listed on Exhibit A are eligible to participate in the Plan ("Participant").

                                   SECTION 3
                                 Retention Bonus

          3.1 Entitlement to and Payment of Retention Bonus. Subject to the terms of Section 4 and 5 of the Plan, a Participant shall receive the Retention Bonus (as defined in Section 3.2 below) as follows: (i) 6.25% of the Retention Bonus, less applicable federal, state and local withholdings, paid in cash, in a lump sum payment, within five (5) days after each three month anniversary of the Closing Date, until the date that is the four year anniversary of the Closing Date Except as otherwise set forth in Section 4.1 below, a Participant must be employed with the Company at the time each portion of the bonus payments are made to receive the Retention Bonus.

          3.2 Definition of Retention Bonus. For purposes of this Plan, "Retention Bonus" shall mean the amount listed on the Participation Agreement, attached hereto as Exhibit B, for the Participant.

9377950.11

                                   SECTION 4
                                   Termination

          4.1 Effect of Termination. If a Participant terminates his/her employment by voluntary resignation without Good Reason (as defined in Section
4.3 below) or is terminated by the Company for Cause (as defined in Section 4.2 below) or terminates his/her employment as a result of death or Disability (as defined in Section 4.4 below), the Participant shall not be entitled to receive any Retention Bonus payment or any portion thereof, not already paid to the Participant as of the date of termination. If a Participant terminates his/her employment for Good Reason (as defined in Section 4.3 below), is terminated by the Company without Cause, the Participant shall continue to receive the unpaid Retention Bonus payments in the manner set forth in Section 3.1, subject to the terms of Section 5.

          4.2 Cause. "Cause" shall mean the Participant's (a) failure to substantially perform his/her duties, provided that the Participant shall (to the extent such failure is curable) have ten (10) business days after receipt of notice from the Company in writing specifying such failure to cure the deficiency that would constitute "Cause", (b) failure to follow the reasonable directions of the President and Chief Executive Officer of the Company or the Board of the Company, provided that the Participant shall (to the extent such failure is curable) have ten (10) business days after receipt of notice from the Company in writing specifying such failure to cure the deficiency that would constitute "Cause", (c) willful acts of dishonesty, theft or fraud resulting or intending to result in personal gain or enrichment at the expense of the Company, (d) commission of a felony, (e) engaging in any act that is intended, or may reasonably be expected to materially harm the reputation, business or operations of the Company or any member of its Board or (f) material breach of the Participant's employment agreement or terms of employment.

          4.3 Termination for Good Reason. "Good Reason" shall mean (1) a reduction in base salary or any material agreed upon benefit without the Participant's consent; provided, that the Company may at any time or from time to time amend, modify, suspend or terminate any bonus, incentive compensation or other benefit plan or program provided to the Participant for any reason and without the Participant's consent if such modification, suspension or termination is consistent with modifications, suspensions or terminations for other senior executive employees of the Company, (2) a material adverse reduction in the Participant's responsibilities, without his/her prior consent; provided, that, a change in job title shall not be Good Reason and provided further that the Company shall have thirty (30) days after receipt of notice from the Participant to cure the deficiency that would result in a termination with Good Reason or (3) relocation of Participant's principal place of employment outside of a 50 mile radius of its location as of the effective date of the Plan set forth in Section 1.4 hereof.

          4.4 Disability. "Disability" shall mean a determination by the Company in accordance with applicable law that, as a result of a physical or mental illness, the Participant is unable to perform the essential functions of his or her job, with or without reasonable accommodation.

9377950.11
                                       2

                                    SECTION 5
                      Confidentiality and Non-Competition

          5.1 Confidentiality and Non-Competition - General. Any benefits payable under this Plan are conditioned upon and subject to the terms of this
Section 5. To the extent  that a  Participant  violates  any  provision  of this
Section 5, the Company will have no further obligation to provide any benefit or payment due hereunder, and will also have any other remedies available to the Company for such violation including but not limited to a preliminary injunction, temporary restraining order or other equivalent relief.

          5.2  Confidential Information. The Participant agrees that:

          (1) Except as may be required by law, by lawful judicial, governmental or regulatory authority, or by lawful order of a court or agency of competent jurisdiction, or except to the extent required to perform the Participant's duties during the course of his/her employment with the Company or to the extent that the Participant has express written authorization from the Company, the Participant at all times during and after employment with the Company (i) shall keep secret and confidential all Confidential Information (as defined below), (ii) shall not disclose the same, either directly or indirectly, to any other person, and (iii) shall not use it in any way.

          (2) For purposes of this Plan, the term "Confidential Information" means all non-public information concerning the Company and its affiliates that was acquired by or disclosed to the Participant during the course of employment with the Company, or during the course of consultation with the Company following the Participant's date of termination, including, without limitation:

               (i) any non-public information regarding the Company's and its affiliates' customers, services, processes, costs, operations and methods, whether past, current or planned, as well as knowledge and data relating to business plans,
                    marketing   and   sales   information   originated,   owned,
                    controlled  or possessed  by the Company or its  affiliates;
                    and

               (ii) information  regarding  litigation  and  pending  litigation involving or affecting the Company or its affiliates.

          (3) To the extent that the Participant obtains information on behalf of the Company or any of its affiliates that may be subject to attorney-client privilege as to the Company's or its affiliates' attorneys, the Participant shall take reasonable steps to

9377950.11
                                       3
               maintain the confidentiality of such information and to preserve such privilege.

          (4) The Participant agrees that effective with the date of termination, the Participant will deliver to the Company all papers, books, manuals, lists, correspondence, documents, computer programs, computer spreadsheets, data captured on machine-readable media, and other material containing or relating to the Confidential Information, together with all copies thereof, that are in the Participant's possession or control, other than such materials as shall be necessary to permit the Participant to prepare the Participant's tax returns.

          (5) Nothing in this Section 5.2 shall be construed so as to prevent the Participant from using, in connection with his/her employment for himself or an employer other than the Company or any of its affiliates, knowledge that was acquired by Participant during the course of his/her employment with the Company and its affiliates, and which is generally known to persons of his/her experience in other companies in the same industry.

          5.3 Noncompetition and Nonsolicitation. Each Participant who becomes eligible for a Retention Bonus under this Plan agrees as further consideration for such benefit and in consideration of the receipt of Confidential Information from the Company, for the longer of (i) one (1) year after the date of termination, or (ii) the period during which the Participant receives Retention Bonus payments under Section 4.1, the Participant shall not (i) to the extent Participant is listed on Exhibit A-1 hereto, be employed by, or otherwise engage or be interested in, any business which is competitive with any business of the Company or of any of its subsidiaries in which the Participant was engaged during his/her employment prior to his/her termination, (ii) solicit, directly or indirectly, any prospective acquisition target of the Company or its affiliates, the knowledge of which was acquired by Participant during the course of his/her employment with the Company and its affiliates, for the purpose of acquiring such prospective acquisition target or otherwise providing such target any services or products offered by or available from the Company or its affiliates; or (iii) employ or solicit, directly or indirectly, for employment any person who is an employee of the Company or any of its affiliates or who was an employee of the Company or any of its affiliates at any time during the 12 month period immediately prior to any such solicitation or employment. Notwithstanding the foregoing, it is understood that the Participant may beneficially own securities in any corporation whose securities are publicly traded, provided that such ownership shall be less than two (2%) percent of the equity securities of any such corporation.


9377950.11
                                       4

                                   SECTION 6
                            Amendment or Termination

          6.1 Amendment and Termination. The Board may, from time to time, make amendments to the Plan, and may terminate this Plan at any time; provided, however that no such amendment shall have any adverse effect on the Retention Bonus grants made as of the effective date of the Plan.

          6.2 Successors. The obligations of the Company under the Plan shall be binding upon any assignee or successor in interest thereto.

                                   SECTION 7
                                  MISCELLANEOUS

          7.1 Adjustment for Tax Effects. If any payments or the value of any benefits received or to be received by the Participant under this Plan, after taking into account all other payments and all other benefits to which the Participant is entitled, are subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986 (the "Code") or any successor provision to that Section, the payments and benefits to which the Participant is entitled under this Plan shall be reduced to the extent required to avoid such excise tax. The Participant shall be entitled to select the order in which payments are to be reduced in accordance with the preceding sentence.

          7.2 Mitigation and Set-Off. No Participant shall be required to mitigate the amount of any payment provided for in this Plan by seeking other employment or otherwise. The Company shall be entitled to set off against the amounts payable to any Participant under this Plan any amounts owed to the Company by the Participant, but, subject to Section 5, above, shall not be entitled to set off against the amounts payable to any Participant under this Plan any amounts earned by the Participant in other employment after termination of the Participant's employment with the Company, or any amount which might have been earned by the Participant in other employment had he/she sought such other employment.

          7.3 Non-Alienation. Participants shall not have any right to pledge, hypothecate, anticipate or in any way create a lien upon any amounts provided under this Plan; and no benefits payable hereunder shall be assignable in anticipation of payment either by voluntary or involuntary acts or by operation of law. Nothing in this Section shall limit a Participant's rights or powers to dispose of the Participant's property by will or limit any rights or powers which the Participant's executor or administrator would otherwise have.

          7.4 Withholding. All payments to a Participant under this Plan will be subject to all applicable withholding of state, local, provincial and federal taxes.

          7.5 Source of Payments. The obligations of the Company under the Plan are solely contractual, and any amount payable under the terms of the Plan shall be paid from the general assets of the Company or from one or more trusts, the assets of which are subject to the claims of the Company's general creditors.


9377950.11
                                       5

          7.6 Notices. Any notice or document required to be given under the Plan shall be considered to be given if actually delivered or mailed by certified mail, postage prepaid, if to the Company, to the [Insert Address] or, if to a Participant, at the last address of such Participant filed with the Company.

          7.7 Gender and Number. Where the context permits, words in any gender shall include any other gender, words in the singular shall include the plural, and the plural shall include the singular.

          7.8 No Right to Employment or Continuation of Relationship. Nothing in this Plan shall confer upon or be construed as giving any Participant any right to remain in the employ of the Company. The Company may, at any time, dismiss a Participant from employment free from any liability or any claim except as expressly provided in this Plan. No employee of the Company shall have any claim to be designated a Participant and there is no obligation for uniformity of treatment of any employee of the Company.

          7.9 Governing Law. EXCEPT AS TO MATTERS RELATING TO THE INTERNAL AFFAIRS OF THE COMPANY WHICH SHALL BE GOVERNED BY THE DELAWARE GENERAL CORPORATION LAW, THE VALIDITY, CONSTRUCTION AND EFFECT OF THIS PLAN AND ANY RULES AND REGULATIONS RELATING TO THIS PLAN SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF AND WILL, TO THE MAXIMUM EXTENT PRACTICABLE, BE DEEMED TO CALL FOR PERFORMANCE IN THE CITY OF NEW YORK.

          7.10 Severability. If any provision of this Plan is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any individual Participant, or would disqualify this Plan under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to applicable law, or if it cannot be construed or deemed amended without, in the sole determination of the Board, materially altering the intent of this Plan, such provision shall be stricken as to such jurisdiction or Participant and the remainder of this Plan shall remain in full force and effect.

          7.11 No Limitation Upon the Rights of the Company. This Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, or changes of its capital or business structure; to merge, convert or consolidate; to dissolve or liquidate; or sell or transfer all or any part of its business or assets.

          7.12 No Liability for Good Faith Determinations. The members of the Board shall not be liable for any action, failure to act, omission or determination taken or made in good faith with respect to this Plan. The Board shall have the discretion, subject to the terms of Plan, to make determinations and interpretations of the Plan which need not be the same with respect to each Participant.


9377950.11
                                       6

                                    EXHIBIT A

                             [List of Participants]








































9377950.11
                                       7

                                                                       Exhibit H


                                   EXHIBIT A-1


Douglas Miller

Ted Eubank

[list of other non-compete obligated persons]




































9377950.11

9377950.11

                                    EXHIBIT B

                             PARTICIPATION AGREEMENT

          You have been designated by the Board of Directors as a Participant in the Employee Bonus Retention Plan (the "Plan") with the following Retention
Bonus:

          Name of Participant: ____________________________
          Position: _______________________________________
          Retention Bonus: ________________________________

          Your participation in the Plan is subject to and in accordance with the express terms and conditions of the Plan. In consideration of receipt of amounts under the Plan and receipt of confidential information from the Company, you agree to be bound by the terms and conditions of the Plan, including, but not limited to, the non-competition and non-solicitation provisions in Section
5.3 of the Plan, and acknowledge that you have received a copy of the Plan.

          You also hereby acknowledge and agree that to the extent the Plan conflicts with any provision of your Participation Agreement the Plan shall control.

          Capitalized terms not defined in this Participation Agreement will have the same meanings assigned to them in the Plan.

          Dated as of ____________ ___, 2003.


                                           .

                                           By:__________________________________

                                           Title: ______________________________



Participant:


_________________________________
Signature


_________________________________
Printed Name








9377950.11

                                                                       Exhibit I


                             CONTRIBUTION AGREEMENT
                             ----------------------

                             CONTRIBUTION AGREEMENT
                             ----------------------

          This Contribution Agreement (this "Agreement"), dated effective as of March 11, 2003, is made and entered into by and among Douglas H. Miller ("Miller"), T.W. Eubank ("Eubank") and EXCO Holdings Inc., a Delaware corporation (the "Company").

          The  following  recitals  are true and  constitute  the basis for this
Agreement:

          A. Miller currently owns 763 shares of the common stock, par value $0.01 per share, of ER Acquisition, Inc., a Texas corporation ("ERA") and Eubank currently owns 237 shares of the common stock of ERA; and

          B. Contemporaneously with the consummation of the acquisition and other transactions (the "Transactions") contemplated by that certain Agreement and Plan of Merger dated as of March 11, 2003, by and among EXCO Resources, Inc., the Company, and ERA (the "Merger Agreement"), both Miller and Eubank desire to contribute all of their shares of ERA common stock (the "ERA Shares") to the Company in exchange for shares of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Shares"), and the Company desires to issue Class A Common Shares to Miller and Eubank in exchange for all of the ERA Shares.

          NOW, THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Miller agree as follows:

          Section 1.   Contribution; Exchange.

          A. Miller hereby agrees that contemporaneously with the consummation of the Transactions, all 763 of his ERA Shares shall be contributed by him to the Company without further action on the part of Miller or the Company, other than the delivery by Miller of a stock certificate evidencing the ERA Shares to the Company. Contemporaneously with Miller's contribution of his ERA Shares to the Company, the Company hereby agrees to issue 1,447,793 shares of the Class A Common Shares to Miller, free and clear of all liens or encumbrances, without further action on the part of Miller or the Company, other than the delivery of a validly issued stock certificate evidencing the shares of Class A Common
Shares so issued, which certificate will be delivered promptly following the consummation of the Transactions. Miller hereby agrees not to exercise any of his Stock Options (as defined in Section 1.10(b) of the Merger Agreement) and agrees to permit those Stock Options to expire according to their terms without having been exercised, unless and until the Merger Agreement is terminated without having been consummated.

          B. Eubank hereby agrees that contemporaneously with the consummation of the Transactions, all 237 of his ERA Shares shall be contributed by him to the Company without further action on the part of Eubank or the Company, other than the delivery by Eubank of a stock certificate evidencing his ERA Shares to the Company. Contemporaneously with Eubank's contribution of his ERA Shares to the Company, the Company hereby agrees to issue 449,708 shares of the Class A Common Shares to Eubank, free and clear of all liens or encumbrances, without further action on the part of Eubank or the Company, other than the delivery of a validly issued stock certificate evidencing the shares of Class A Common
Shares so issued, which certificate will be delivered promptly following the consummation of the Transactions. Eubank hereby agrees not to exercise any of his Stock Options and agrees to permit those Stock Options to expire according to their terms without having been exercised, unless and until the Merger Agreement is terminated without having been consummated. Notwithstanding the foregoing, nothing in this Agreement shall prohibit Eubank from exercising any Stock Options so long as any such exercise does not reduce the value (that is, the difference between the Per Share Merger Consideration (as defined in Section 1.10(b) of the Merger Agreement) and the per share exercise price of the Stock Options) of his unexercised and expiring Stock Options below $675,000.


94004.v2                               1

          Section 2. Represenations and Warranties. Miller and Eubank hereby represent and warrant to the Company, severally and not jointly, as follows:

          A. The entire authorized capital stock of ERA consists of 1,000 shares of common stock, all of which are issued and outstanding. Miller holds of record and owns beneficially 763 of the ERA Shares, free and clear of any liens, claims or encumbrances, and Eubank holds of record and owns beneficially 237 of the ERA Shares, free and clear of any liens, claims or encumbrances. There are no options, warrants, purchase rights, contracts or other commitments held by any other party to acquire any shares of any capital stock of ERA. Following the exchange by Miller and Eubank of their ERA Shares for the Class A Common Shares, ERA shall be wholly-owned by the Company.

          B. Each of Miller and Eubank understands that the Class A Common Shares each will receive in exchange for their ERA Shares are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering, are being offered and sold without registration under the Securities Act of 1933, as amended (the "Securities Act") in a private placement that is exempt from the registration provisions of the Securities Act and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in limited circumstances. Each of Miller and Eubank understands that they must bear the economic risk of the acquisition of the Class A Common Shares made in connection herewith for an indefinite period of time because, among other reasons, the Class A Common Shares have not been registered under the Securities Act or under the securities laws of certain states and, therefore, cannot be resold, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable securities laws of such states or an exemption from such registration is available. Each of Miller and Eubank further understands that the certificates representing the Class A Common Shares shall bear a legend in substantially the following form:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER AND COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS"

          C. Each of Miller and Eubank understands that the Class A Shares being purchased are subject to a Stockholders' Agreement (the "Stockholders' Agreement") to be entered into by and among the Company and the other parties thereto in substantially the form attached as Exhibit C to the Stock Purchase Agreement dated March 11, 2003, by and between the Company and Cerberus Capital Management, L.P. (the "Stock Purchase Agreement") and a Stock Repurchase Agreement (the "Repurchase Agreement") to be entered into by and among the Company and the other parties thereto in substantially the form attached as Exhibit E to the Stock Purchase Agreement. Each of Miller and Eubank further understands that the certificates representing the Class A Common Shares shall bear a legend in substantially the following form:

     "THE TRANSFER OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE STOCKHOLDERS' AGREEMENT AND REPURCHASE AGREEMENT AS EITHER MAY BE AMENDED FROM TIME TO TIME, BY AND AMONG EXCO HOLDINGS INC. (THE "COMPANY") AND THE STOCKHOLDERS PARTY THERETO AND NO TRANSFER OF THESE SECURITIES
     SHALL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY."


94004.v2                                2

          D. Each of Miller and Eubank can bear the economic risk of his investment in the Class A Common Shares and has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and the risks of the investment. Each of Miller and Eubank has been furnished with all materials relating to the business, finances and operations of the Company which have been requested, including, without limitation all certificates, instruments, agreements and other documents defining the rights, limitations and preferences of the Class A Common Shares and the holders thereof. Each of Miller and Eubank has conducted their own investigation of the Company and are not relying on any representations or warranties of the Company other than those expressly set forth herein. Each of Miller and Eubank understands that the Company is under no obligation to register the Class A Common Shares on either of their behalf, except as may be required pursuant to the Registration Rights Agreement to be entered into by and among the Company and the other parties thereto in substantially the form attached as Exhibit B to the Stock Purchase Agreement; and

          E. Each of Miller and Eubank is an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act.

          Section 3. Condition; Termination. The obligations of Miller and Eubank to contribute the ERA Shares to the Company shall be subject to the consummation of the Transactions and if the Merger Agreement is terminated prior to the consummation of the Transactions, then this Agreement will terminate and be of no further force or effect.

          Section 4. Controlling Law; Integration; Amendment. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to choice of law provisions, statutes, regulations or principles of this or any other jurisdiction. This Agreement supersedes all negotiations, agreements and understandings between Miller, Eubank and the Company with respect to the subject matter hereof and constitutes their entire agreement. This Agreement may not be amended, modified or supplemented except by the written agreement of each of Miller, Eubank and the Company.

          Section 5. Counterparts. This Agreement may be executed in counterparts, including the signature pages, each of which shall be deemed an original and all of which together shall constitute one and the same agreement. In addition, each of Miller, Eubank and the Company agree that the counterparts of this Agreement so signed may be evidenced by delivery of a telecopy or other electronic transmission of the signature page image to this Agreement and that such telecopied signature pages shall be treated for all purposes as original signatures to this Agreement.


          IN WITNESS WHEREOF, each of Miller, Eubank and the Company has caused this Agreement to be executed effective as of the day first appearing hererin.


                                      EXCO HOLDINGS INC.


     ___________________________
     Douglas H. Miller             By:__________________________________________
                                      Douglas H. Miller, Chief Executive Officer

     ___________________________
     T.W. Eubank






94004.v2                                  3

                                                                       EXHIBIT J


                                PROMISSORY NOTES
                                ----------------

                                                                       EXHIBIT J


                          FIRST SECURED PROMISSORY NOTE


$_________                                                New York, New York
                                                          __________, 2003


     FOR VALUE RECEIVED, ________ (the "Borrower") HEREBY PROMISES TO PAY to the order of EXCO HOLDINGS INC. (the "Company"), (i) the principal sum of _______________________ ($_________) or, if less, the aggregate unpaid principal amount under this Note, and (ii) interest on any and all principal amounts remaining unpaid hereunder from time to time outstanding, from the date hereof until such principal amount becomes due, at the rate and at the times indicated below.

     I. Principal. Subject to the provisions of Section II(f) below, the principal of this Note shall be due and payable, together with interest in accordance herewith in four equal installments, commencing on _________, 2004 (the "Commencement Date"), each remaining installment due and payable on each anniversary of the Commencement Date thereafter; provided that the principal of this Note and interest payable in accordance herewith shall immediately and automatically become due and payable if the Note remaining outstanding would constitute a violation of the Sarbanes-Oxley Act of 2002 (or any successor statute) or the rules and regulations promulgated thereunder.

     II. Interest. (a) Interest on this Note shall be paid at a rate of ____% per annum (the "Stated Rate").

          (b) Interest on this Note shall accrue quarterly and is payable together with principal in accordance herewith in equal installments, until the date on which the principal of this Note shall be paid or prepaid in full.

          (c) In the event that any installment of interest and principal shall not be paid in full when due, this Note shall bear interest on the outstanding principal, together with any interest due and owing (to the extent permitted by law), from the day when due until such amount is paid in full, payable on demand, at a fixed interest rate per annum equal at all times to the sum of the Stated Rate plus __% (the "Default Rate"). All interest on this Note shall be computed on the basis of a year of 365 or 366 days, as applicable, for the actual number of days (including the first day but excluding the last day) elapsed. Notwithstanding any other provision of this Note, interest paid or becoming due hereunder shall in no event exceed the maximum rate permitted by applicable law.

          (d) If any amount payable hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of interest. For purposes of the foregoing, "Business Day" means a day on which banks are not required or authorized to close in New York, New York.

          (e) Principal, interest and all other amounts due hereunder are payable in lawful money of the United States of America and in immediately available funds, including, but not limited to, at the offices of the Company at 6500 Greenville Avenue, Suite 600, LB17, Dallas, Texas, or at such other place as the Company shall designate in writing to the Borrower. All payments under


9364102.4
this Note will be made without setoff, counterclaim or other defense. All such payments shall be made free and clear of and without deduction for any present or future income, stamp or other taxes, levies, imposts, deductions, charges, fees, withholding, restrictions or conditions of any nature now or hereafter imposed, levied, collected, withheld or assessed by any jurisdiction or by any political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liabilities, excluding taxes on the overall net income of the Company.

          (f) Upon prepayment or repayment in full of all amounts of principal due and owing under that Second Secured Promissory Note (the "Second Note") dated as of the date hereof executed by Borrower payable to the Company in the stated principal amount of $__________, the Borrower shall prepay the outstanding principal of this Note and all accrued but unpaid interest as of the date of such prepayment (i) upon receipt of and in an amount equal to any Retention Bonus Payments (as defined in the Employee Bonus Retention Plan) received by the Borrower pursuant to the terms of the [Company's or Addison Energy Inc.'s] Employee Bonus Retention Plan dated as of the date hereof (the "Employee Bonus Retention Plan") or (ii) prior to or contemporaneously with the exercise of any right or obligation to contribute any shares of Series A Common Stock (as defined below) to EXCO Investors, LLC pursuant to the terms of the Stock Repurchase Agreement (as defined below). Such prepayment shall be made at the election of the Company by (x) set off by the Company against such Retention Bonus Payments or against any amounts owed by the Company to the Borrower under the Stock Purchase Agreement, as applicable, or (y) Borrower within five Business Days of the Borrower's receipt of any Retention Bonus Payments or contribution of shares of EXCO Investors, LLC. In addition, the Borrower may, at his option and upon not less than two Business Day's prior written notice, prepay the outstanding principal of this Note, in whole at any time or in part from time to time, without penalty or premium, each such prepayment to be accompanied by the payment of accrued interest to the date of each prepayment on the amount prepaid. Each notice of prepayment shall be irrevocable and shall specify the date and the amount of the prepayment.

     III.   Collateral.   (a)  As  collateral  security  for  all  indebtedness,
obligations and other liabilities of the Borrower to the Company now or hereafter arising, including, without limitation, the indebtedness evidenced by this Note (collectively, the "Obligations"), the Borrower hereby transfers, grants and pledges a continuing security interest in all of the Borrower's right, title and interest in and to the _____ shares of Series A Common Stock, par value $0.01 per share (the "Series A Common Stock") and the ______ shares of Series B Common Stock, par value $0.01 per share (the "Series B Common Stock", together with the Series A Common Stock, the "Common Stock") of the Company acquired by the Borrower on the date hereof, together with stock powers therefor duly executed in blank, and also any and all additional shares of capital stock and/or securities of the Company or any other corporation or entity and all distributions and other property which may at any time or from time to time be issued in respect of, in exchange for, or in substitution of such Common Stock or shares of capital stock of the Company or other corporations or entities or other property which may be delivered to and held in pledge by the Company pursuant to the terms hereof and all proceeds of any and all of the foregoing.

          (b) Unless a Default (as defined herein) shall have occurred and be continuing, the Borrower shall be entitled to vote the Common Stock and to give


9364102.4                                2
consents, waivers and ratifications in respect thereof and to grant proxies to do any of the foregoing; provided, however, that no vote will be cast or consent, waiver or ratification given which is inconsistent with or in violation of any of the provisions hereof.

     IV.  Representations.  The Borrower represents and warrants that:

          (a) the execution, delivery and performance by the Borrower of (i) this Note, (ii) the Stockholders' Agreement (the "Stockholders' Agreement"), dated as of the date hereof, among the Company and the Stockholders of the Company referred to therein, (iii) the Management Stock Purchase Agreement (the "Management Purchase Agreement"), dated as of the date hereof, among the Company and the certain stockholders of the Company referred to therein, (iv) the Second Note, (v) the Participation Agreement pursuant to the Employee Bonus Retention Plan (the "Participation Agreement"), (vi) the Stock Repurchase Agreement (the "Stock Repurchase Agreement"), dated as of the date hereof, among the Company and the certain stockholders of the Company referred to therein, (vii) the Registration Rights Agreement (the "Registration Rights Agreement") dated as of the date hereof, among the Company and the other parties signatory thereto, and any other agreement, instrument and/or other document delivered by the Borrower to the Company in connection herewith or therewith (this Note, the Stockholders' Agreement, the Management Purchase Agreement, the Second Note, the Participation Agreement, the Stock Repurchase Agreement, the Registration Rights Agreement, together with all such other agreements, instruments and other documents, are hereinafter referred to individually as a "Management Document" and collectively as the "Management Documents"), do not contravene any law or any contractual restriction binding on or affecting the Borrower;

          (b) no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Borrower of any Management Document;

          (c) each Management Document constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms; and

          (d) there is no pending or threatened action or proceeding affecting the Borrower before any governmental agency or arbitrator which may materially adversely affect the financial ability of the Borrower to fulfill the obligations arising pursuant to this Note.

     V.  Defaults.  If any of the following shall occur (each a "Default"):

          (a) the Borrower's employment with the Company shall be terminated by the Borrower without "Good Reason" or the Company for "Cause";

               (i) "Good Reason shall mean(1) a reduction in base salary or any material agreed upon benefit without the Borrower's consent; provided, that the Company may at any time or from time to time amend, modify, suspend or terminate any bonus, incentive compensation or other benefit plan or program provided to the Borrower for any reason and without the Borrower's consent if such modification, suspension or termination is consistent with modifications, suspensions or terminations for other senior executive employees of the Company,
(2) a material  adverse  reduction in the  Borrower's  responsibilities  without


9364102.4                                3
his/her prior consent; provided, that, a change in job title shall not be Good Reason and provided further that the Company shall have thirty (30) days after receipt of notice from the Borrower to cure the deficiency that would result in a termination with Good Reason or (3) relocation of Borrower's place of employment outside of a 50 mile radius of its location as of the date of the issuance of this Note.

               (ii) "Cause" shall mean the Borrower's (a) failure to substantially perform his/her duties, provided that the Borrower shall (to the extent such failure is curable) have ten (10) business days after receipt of notice from the Company in writing specifying such failure to cure the deficiency that would constitute "Cause", (b) failure to follow the reasonable directions of the President and Chief Executive Officer of the Company or the Board of the Company, provided that the Borrower shall (to the extent such failure is curable) have ten (10) business days after receipt of notice from the Company in writing specifying such failure to cure the deficiency that would constitute "Cause", (c) willful acts of dishonesty, theft or fraud resulting or intending to result in personal gain or enrichment at the expense of the Company, (d) commission of a felony, (e) engaging in any act that is intended, or may reasonably be expected to materially harm the reputation, business or operations of the Company or any member of its Board or (f) material breach of the Borrower's employment agreement or terms of employment.

          (b) the Borrower shall fail to pay any principal of or interest on this Note or the Second Note when the same shall be due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise); or

          (c) the Borrower shall sell any or all of the Common Stock or any interest therein, without regard to whether such sale is a valid sale hereunder or under any other agreement that limits or purports to limit the transferability of the Common Stock or any interest therein; or

          (d) any representation or warranty made by the Borrower in this Note, in any other Management Document or in any document or certificate executed in connection with this Note or any other Management Document shall have been incorrect in any material respect when made; or

          (e) the Borrower shall fail to perform or observe any term, covenant or agreement contained herein or in any other Management Document to be performed or observed by the Borrower and such failure, if capable of being remedied, shall remain unremedied for five days after notice thereof shall have been given to the Borrower by the Company; or

          (f) the Borrower shall be generally not paying his debts as such debts become due, or shall admit in writing his inability to pay his debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against Borrower seeking to adjudicate him a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, protection, relief or composition of him or his debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for the Borrower or for any substantial part of his property; or the Borrower shall take any action to authorize or effect any of the actions set forth above in this clause (f); or


9364102.4                                4

          (g) any provision of this Note or any other Management Document shall at any time for any reason be declared to be null and void by a court of competent jurisdiction, or the validity or enforceability thereof shall be contested by the Borrower or any other person, or a proceeding shall be commenced by the Borrower or any other person seeking to establish the invalidity or unenforceability thereof, or the Borrower shall deny that he has any liability or obligation hereunder or thereunder;

then the Company may (i) declare the outstanding principal amount of this Note and all other amounts due hereunder to be immediately due and payable, whereupon the outstanding principal amount of this Note and all such other amounts shall become and shall be forthwith due and payable, without diligence, presentment, demand, protest or other notice of any kind, including, without limitation, notice of intent to accelerate or notice of acceleration, all of which are hereby expressly waived, and (ii) exercise any and all of its other rights under applicable law, hereunder and under the other Management Documents. In addition to the other rights and remedies provided for herein or otherwise available to it, upon any Default, the Company may exercise all of the rights and remedies of a secured party on default under the Uniform Commercial Code then in effect in the State of New York.

     VI. Successors. This Note shall be binding upon and inure to the benefit of the Borrower and the Company and their respective successors and assigns, except that the Borrower may not assign any rights or obligations hereunder or any interest herein without the prior written consent of the Company. The Company may assign to one or more other entities or persons all or a portion of its rights under this Note and may transfer this Note to any assignee.

     VII. Miscellaneous. (a) All notices or other communications provided for hereunder shall be in writing (including telecommunications) and shall be mailed, telecopied, telexed or delivered to the Borrower at the address of the Borrower set forth next to the Borrower's signature, or at such other address as may hereafter be specified by the Borrower to the Company (at its address set forth herein) in writing. All notices and communications shall be effective (i) if mailed, when received at the address specified above, (ii) if telecopied, when transmitted, (iii) if telexed, when confirmed by telex answer-back, and
(iv) if delivered, upon delivery.

          (b) No failure on the part of the Company to exercise, and no delay in exercising, any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof by the Company preclude any other or further exercise thereof or the exercise of any other right, power, privilege or remedy of the Company. No amendment or waiver of any provision of this Note, nor consent to any departure by the Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Company, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

          (c) Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.


9364102.4                                5

          (d) The Borrower hereby agrees to pay on demand all costs and expenses (including, without limitation, all fees, expenses and other client charges of counsel to the Company) incurred by the Company in connection with the enforcement of the Company's rights, and the collection of all amounts due, under this Note or any other related documents. The Borrower agrees to indemnify and hold harmless the Company and each of its directors, officers, employees, agents, affiliates and advisors from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and other client charges of counsel) which may be incurred by or asserted against the Company or any such director, officer, employee, agent, affiliate or advisor in connection with or arising out of any investigation, litigation or proceeding related to or arising out of this Note or any other Management Document or any transaction contemplated hereby or thereby (but in any case excluding any such claims, damages, losses, liabilities or expenses incurred by reason of the gross negligence or willful misconduct of the indemnitee). The obligations of the Borrower under this clause (d) shall survive the payment in full of this Note.

          (e) If at any time the Stated Rate would exceed the maximum non-usurious contract rate of interest allowed from time to time by applicable law (the "Highest Lawful Rate"), the rate of interest to accrue on the unpaid balance of principal under this Note shall be limited to the Highest Lawful Rate, but any subsequent reductions in such rate of interest shall not reduce the Stated Rate below the Highest Lawful Rate until the total amount of interest accrued hereunder equals the amount of interest which would have accrued if the Stated Rate had at all times been in effect without respect to any limitation.

     Regardless of any provision contained herein, or in any other document executed in connection herewith, the holder hereof shall never be entitled to receive, collect, or apply, as interest hereon, any amount in excess of the Highest Lawful Rate, and in the event the holder hereof ever receives, collects or applies, as interest, any such excess, such amount shall be deemed a partial prepayment of principal, and, if the principal hereof is paid in full, any remaining excess shall forthwith be refunded to Borrower. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the Highest Lawful Rate, Borrower and the holder hereof shall, to the maximum extent permitted by law, (a) characterize any nonprincipal payment as an expense, fee or premium rather than as interest, (b) exclude voluntary prepayment and the effects thereof and (c) amortize, prorate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of this Note so that the interest rate is uniform throughout the entire term hereof.

     Notwithstanding the foregoing, it is the intention of the Borrower and the Company to conform strictly to any applicable usury laws. Accordingly, if the Company contracts for, charges, or receives any consideration from the Borrower which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be canceled automatically and, if previously paid, shall at the Company's option be applied to the outstanding principal balance of this Note or be refunded to the Borrower.

          (f) THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.


9364102.4                                6

          (g) The Borrower and the Company (by its acceptance hereof) mutually waive any right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Note.


       [Rest of page intentionally left blank. Signature page to follow.]

                                                                       EXHIBIT J


          IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first above written.


                                           _____________________________________
                                           Name:

                                           Address:

                                           Telephone:




































9364102.4

                                                                       EXHIBIT J


                         SECOND SECURED PROMISSORY NOTE

$_______                                                   New York, New York
                                                           _________, 2003


     FOR VALUE RECEIVED, ________ (the "Borrower") HEREBY PROMISES TO PAY to the order of EXCO HOLDINGS INC. (the "Company"), (i) the principal sum of _______________________ ($_________) or, if less, the aggregate unpaid principal amount under this Note, and (ii) interest on any and all principal amounts remaining unpaid hereunder from time to time outstanding, from the date hereof until such principal amount becomes due, at the rate and at the times indicated below.

     I. Principal. Subject to the provisions of Section II(f) below, the principal of this Note shall be due and payable, together with interest in accordance herewith in four equal installments, commencing on _________, 2004 (the "Commencement Date"), each remaining installment due and payable on each anniversary of the Commencement Date thereafter; provided that the principal of this Note and interest payable in accordance herewith shall immediately and automatically become due and payable if the Note remaining outstanding would constitute a violation of the Sarbanes-Oxley Act of 2002 (or any successor statute) or the rules and regulations promulgated thereunder.

     II. Interest. (a) Interest on this Note shall be paid at a rate of ____% per annum (the "Stated Rate").

          (b) Interest on this Note shall accrue quarterly and is payable together with principal in accordance herewith in equal installments, until the date on which the principal of this Note shall be paid or prepaid in full.

          (c) In the event that any installment of interest and principal shall not be paid in full when due, this Note shall bear interest on the outstanding principal, together with any interest due and owing (to the extent permitted by law), from the day when due until such amount is paid in full, payable on demand, at a fixed interest rate per annum equal at all times to the sum of the Stated Rate plus __% (the "Default Rate"). All interest on this Note shall be computed on the basis of a year of 365 or 366 days, as applicable, for the actual number of days (including the first day but excluding the last day) elapsed. Notwithstanding any other provision of this Note, interest paid or becoming due hereunder shall in no event exceed the maximum rate permitted by applicable law.

          (d) If any amount payable hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of interest. For purposes of the foregoing, "Business Day" means a day on which banks are not required or authorized to close in New York, New York.

          (e) Principal, interest and all other amounts due hereunder are payable in lawful money of the United States of America and in immediately available funds, including, but not limited to, at the offices of the Company at 6500 Greenville Avenue, Suite 600, LB17, Dallas, Texas, or at such other place as the Company shall designate in writing to the Borrower. All payments under


9364102.4
this Note will be made without setoff, counterclaim or other defense. All such payments shall be made free and clear of and without deduction for any present or future income, stamp or other taxes, levies, imposts, deductions, charges, fees, withholding, restrictions or conditions of any nature now or hereafter imposed, levied, collected, withheld or assessed by any jurisdiction or by any political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liabilities, excluding taxes on the overall net income of the Company.

          (f) The Borrower shall prepay the outstanding principal of this Note and all accrued but unpaid interest as of the date of such prepayment (i) upon receipt of and in an amount equal to any Retention Bonus Payments (as defined in the Employee Bonus Retention Plan) received by the Borrower pursuant to the terms of the [Company's or Addison Energy Inc.'s] Employee Bonus Retention Plan dated as of the date hereof (the "Employee Bonus Retention Plan") or (ii) prior to or contemporaneously with the exercise of any right or obligation to contribute any shares of Series A Common Stock (as defined below) to EXCO
Investors, LLC pursuant to the terms of the Stock Repurchase Agreement (as defined below). Such prepayment shall be made at the election of the Company by
(x) set off by the Company against such Retention Bonus Payments or against any amounts owed by the Company to the Borrower under the Stock Purchase Agreement, as applicable, or (y) Borrower within five Business Days of the Borrower's receipt of any Retention Bonus Payments or contribution of shares to EXCO Investors, LLC. In addition, the Borrower may, at his option and upon not less than two Business Day's prior written notice, prepay the outstanding principal of this Note, in whole at any time or in part from time to time, without penalty or premium, each such prepayment to be accompanied by the payment of accrued interest to the date of each prepayment on the amount prepaid. Each notice of prepayment shall be irrevocable and shall specify the date and the amount of the prepayment.

     III.   Collateral.   (a)  As  collateral  security  for  all  indebtedness,
obligations and other liabilities of the Borrower to the Company now or hereafter arising, including, without limitation, the indebtedness evidenced by this Note (collectively, the "Obligations"), the Borrower hereby transfers, grants and pledges a continuing security interest in all of the Borrower's right, title and interest in and to the _____ shares of Series A Common Stock, par value $0.01 per share (the "Series A Common Stock") and the ______ shares of Series B Common Stock, par value $0.01 per share (the "Series B Common Stock", together with the Series A Common Stock, the "Common Stock") of the Company acquired by the Borrower on the date hereof, together with stock powers therefor duly executed in blank, and also any and all additional shares of capital stock and/or securities of the Company or any other corporation or entity and all distributions and other property which may at any time or from time to time be issued in respect of, in exchange for, or in substitution of such Common Stock or shares of capital stock of the Company or other corporations or entities or other property which may be delivered to and held in pledge by the Company pursuant to the terms hereof and all proceeds of any and all of the foregoing.

          (b) Unless a Default (as defined herein) shall have occurred and be continuing, the Borrower shall be entitled to vote the Common Stock and to give consents, waivers and ratifications in respect thereof and to grant proxies to


9364102.4                               2
do any of the foregoing; provided, however, that no vote will be cast or consent, waiver or ratification given which is inconsistent with or in violation of any of the provisions hereof.

     IV.  Representations.  The Borrower represents and warrants that:

          (a) the execution, delivery and performance by the Borrower of (i) this Note, (ii) the Stockholders' Agreement (the "Stockholders' Agreement"), dated as of the date hereof, among the Company and the Stockholders of the Company referred to therein, (iii) the Management Stock Purchase Agreement (the "Management Purchase Agreement"), dated as of the date hereof, among the Company and the certain stockholders of the Company referred to therein, (iv) that certain First Secured Promissory Note (the "First Note") dated as of the date hereof executed by Borrower payable to the Company in the stated principal amount of $______, (v) the Participation Agreement pursuant to the Employee Bonus Retention Plan (the "Participation Agreement"), (vi) the Stock Repurchase Agreement (the "Stock Repurchase Agreement"), dated as of the date hereof, among the Company and the certain stockholders of the Company referred to therein,
(vii) the Registration Rights Agreement (the "Registration Rights Agreement") dated as of the date hereof, among the Company and the other parties signatory thereto, and any other agreement, instrument and/or other document delivered by the Borrower to the Company in connection herewith or therewith (this Note, the Stockholders' Agreement, the Management Purchase Agreement, the First Note, the Participation Agreement, the Stock Repurchase Agreement, the Registration Rights Agreement, together with all such other agreements, instruments and other documents, are hereinafter referred to individually as a "Management Document" and collectively as the "Management Documents"), do not contravene any law or any contractual restriction binding on or affecting the Borrower;

          (b) no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Borrower of any Management Document;

          (c) each Management Document constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms; and

          (d) there is no pending or threatened action or proceeding affecting the Borrower before any governmental agency or arbitrator which may materially adversely affect the financial ability of the Borrower to fulfill the obligations arising pursuant to this Note.

     V.  Defaults.  If any of the following shall occur (each a "Default"):

          (a) the Borrower's employment with the Company shall be terminated by the Borrower without "Good Reason" or the Company for "Cause";

               (i) "Good Reason shall mean(1) a reduction in base salary or any material agreed upon benefit without the Borrower's consent; provided, that the Company may at any time or from time to time amend, modify, suspend or terminate any bonus, incentive compensation or other benefit plan or program provided to the Borrower for any reason and without the Borrower's consent if such modification, suspension or termination is consistent with modifications, suspensions or terminations for other senior executive employees of the Company,
(2) a material  adverse  reduction in the  Borrower's  responsibilities  without


9364102.4                               3
his/her prior consent; provided, that, a change in job title shall not be Good Reason and provided further that the Company shall have thirty (30) days after receipt of notice from the Borrower to cure the deficiency that would result in a termination with Good Reason or (3) relocation of Borrower's place of employment outside of a 50 mile radius of its location as of the date of the issuance of this Note.

               (ii) "Cause" shall mean the Borrower's (a) failure to substantially perform his/her duties, provided that the Borrower shall (to the extent such failure is curable) have ten (10) business days after receipt of notice from the Company in writing specifying such failure to cure the deficiency that would constitute "Cause", (b) failure to follow the reasonable directions of the President and Chief Executive Officer of the Company or the Board of the Company, provided that the Borrower shall (to the extent such failure is curable) have ten (10) business days after receipt of notice from the Company in writing specifying such failure to cure the deficiency that would constitute "Cause", (c) willful acts of dishonesty, theft or fraud resulting or intending to result in personal gain or enrichment at the expense of the Company, (d) commission of a felony, (e) engaging in any act that is intended, or may reasonably be expected to materially harm the reputation, business or operations of the Company or any member of its Board or (f) material breach of the Borrower's employment agreement or terms of employment.

          (b) the Borrower shall fail to pay any principal of or interest on this Note or the First Note when the same shall be due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise); or

          (c) the Borrower shall sell any or all of the Common Stock or any interest therein, without regard to whether such sale is a valid sale hereunder or under any other agreement that limits or purports to limit the transferability of the Common Stock or any interest therein; or

          (d) any representation or warranty made by the Borrower in this Note, in any other Management Document or in any document or certificate executed in connection with this Note or any other Management Document shall have been incorrect in any material respect when made; or

          (e) the Borrower shall fail to perform or observe any term, covenant or agreement contained herein or in any other Management Document to be performed or observed by the Borrower and such failure, if capable of being remedied, shall remain unremedied for five days after notice thereof shall have been given to the Borrower by the Company; or

          (f) the Borrower shall be generally not paying his debts as such debts become due, or shall admit in writing his inability to pay his debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against Borrower seeking to adjudicate him a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, protection, relief or composition of him or his debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for the Borrower or for any substantial part of his property; or the Borrower shall take any action to authorize or effect any of the actions set forth above in this clause (f); or


9364102.4                               4

          (g) any provision of this Note or any other Management Document shall at any time for any reason be declared to be null and void by a court of competent jurisdiction, or the validity or enforceability thereof shall be contested by the Borrower or any other person, or a proceeding shall be commenced by the Borrower or any other person seeking to establish the invalidity or unenforceability thereof, or the Borrower shall deny that he has any liability or obligation hereunder or thereunder;

then the Company may (i) declare the outstanding principal amount of this Note and all other amounts due hereunder to be immediately due and payable, whereupon the outstanding principal amount of this Note and all such other amounts shall become and shall be forthwith due and payable, without diligence, presentment, demand, protest or other notice of any kind, including, without limitation, notice of intent to accelerate or notice of acceleration, all of which are hereby expressly waived, and (ii) exercise any and all of its other rights under applicable law, hereunder and under the other Management Documents. In addition to the other rights and remedies provided for herein or otherwise available to it, upon any Default, the Company may exercise all of the rights and remedies of a secured party on default under the Uniform Commercial Code then in effect in the State of New York.

     VI. Successors. This Note shall be binding upon and inure to the benefit of the Borrower and the Company and their respective successors and assigns, except that the Borrower may not assign any rights or obligations hereunder or any interest herein without the prior written consent of the Company. The Company may assign to one or more other entities or persons all or a portion of its rights under this Note and may transfer this Note to any assignee.

     VII. Miscellaneous. (a) All notices or other communications provided for hereunder shall be in writing (including telecommunications) and shall be mailed, telecopied, telexed or delivered to the Borrower at the address of the Borrower set forth next to the Borrower's signature, or at such other address as may hereafter be specified by the Borrower to the Company (at its address set forth herein) in writing. All notices and communications shall be effective (i) if mailed, when received at the address specified above, (ii) if telecopied, when transmitted, (iii) if telexed, when confirmed by telex answer-back, and
(iv) if delivered, upon delivery.

          (b) No failure on the part of the Company to exercise, and no delay in exercising, any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof by the Company preclude any other or further exercise thereof or the exercise of any other right, power, privilege or remedy of the Company. No amendment or waiver of any provision of this Note, nor consent to any departure by the Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Company, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

          (c) Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.


9364102.4                               5

          (d) The Borrower hereby agrees to pay on demand all costs and expenses (including, without limitation, all fees, expenses and other client charges of counsel to the Company) incurred by the Company in connection with the enforcement of the Company's rights, and the collection of all amounts due, under this Note or any other related documents. The Borrower agrees to indemnify and hold harmless the Company and each of its directors, officers, employees, agents, affiliates and advisors from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and other client charges of counsel) which may be incurred by or asserted against the Company or any such director, officer, employee, agent, affiliate or advisor in connection with or arising out of any investigation, litigation or proceeding related to or arising out of this Note or any other Management Document or any transaction contemplated hereby or thereby (but in any case excluding any such claims, damages, losses, liabilities or expenses incurred by reason of the gross negligence or willful misconduct of the indemnitee). The obligations of the Borrower under this clause (d) shall survive the payment in full of this Note.

          (e) If at any time the Stated Rate would exceed the maximum non-usurious contract rate of interest allowed from time to time by applicable law (the "Highest Lawful Rate"), the rate of interest to accrue on the unpaid balance of principal under this Note shall be limited to the Highest Lawful Rate, but any subsequent reductions in such rate of interest shall not reduce the Stated Rate below the Highest Lawful Rate until the total amount of interest accrued hereunder equals the amount of interest which would have accrued if the Stated Rate had at all times been in effect without respect to any limitation.

     Regardless of any provision contained herein, or in any other document executed in connection herewith, the holder hereof shall never be entitled to receive, collect, or apply, as interest hereon, any amount in excess of the Highest Lawful Rate, and in the event the holder hereof ever receives, collects or applies, as interest, any such excess, such amount shall be deemed a partial prepayment of principal, and, if the principal hereof is paid in full, any remaining excess shall forthwith be refunded to Borrower. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the Highest Lawful Rate, Borrower and the holder hereof shall, to the maximum extent permitted by law, (a) characterize any nonprincipal payment as an expense, fee or premium rather than as interest, (b) exclude voluntary prepayment and the effects thereof and (c) amortize, prorate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of this Note so that the interest rate is uniform throughout the entire term hereof.

     Notwithstanding the foregoing, it is the intention of the Borrower and the Company to conform strictly to any applicable usury laws. Accordingly, if the Company contracts for, charges, or receives any consideration from the Borrower which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be canceled automatically and, if previously paid, shall at the Company's option be applied to the outstanding principal balance of this Note or be refunded to the Borrower.

          (f) THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.


9364102.4                               6

          (g) The Borrower and the Company (by its acceptance hereof) mutually waive any right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Note.

       [Rest of page intentionally left blank. Signature page to follow.]






































9364102.4                               7

          IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first above written.




                                          ______________________________________
                                          Name:

                                          Address:

                                          Telephone:

































9364102.4

                                                                       EXHIBIT K


                            STOCK PARTICIPATION PLAN
                            ------------------------

                                                                       EXHIBIT K


                               EXCO HOLDINGS INC.
                        EMPLOYEE STOCK PARTICIPATION PLAN


          1. Purpose. The EXCO Holdings Inc. Employee Stock Participation Plan (the "Plan") is intended to provide a method whereby employees of EXCO
Resources, Inc., a Texas corporation ("EXCO"), which is the wholly-owned subsidiary of EXCO Holdings Inc., a Delaware corporation ("EXCO Holdings"), will have an opportunity to share in proceeds received on the occurrence of a Participation Event (defined in Section 6 below) as though such employees were shareholders of EXCO Holdings. The Plan also furthers the purpose of advancing the best interests of EXCO and EXCO Holdings by providing EXCO employees (the "Employees") with additional incentive to remain employed with EXCO and aligning their interests with the interests of EXCO Holdings.

          2. Administration. The Plan will be administered by the EXCO Holdings Board of Directors or a committee designated by such Board of Directors (the "Administrator"). All questions of interpretation and application of the Plan will be subject to the determination, which will be final and binding, of a majority of the members of the Administrator. A member of the Administrator who is also a participant in the Plan will not vote or act upon any matter relating solely to himself or herself.

          3. Plan Shares. The Plan shall be deemed to be the holder of 720,000 shares of the Class A common stock, $0.001 par value per share, of EXCO Holdings (the "Class A Common Stock") and 1,037,031 shares of the Class B common stock, $0.001 par value per share, of EXCO Holdings (the "Class B Common Stock;" and together with the Class A Common Stock, the "Common Stock"), and EXCO Holdings shall reserve for issuance 720,000 shares of Class A Common Stock and 1,037,031 shares of Class B Common Stock (the "Plan Shares"). The number of Plan Shares deemed issued and outstanding shall be adjusted in accordance with Section 4.

          4. Changes in EXCO Holdings' Capital Structure. The Plan will not affect in any way the right or power of EXCO Holdings or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in EXCO Holdings' or EXCO's capital structure or its business, or effect any merger or consolidation of EXCO or EXCO Holdings, or issue any bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or the rights of the Common Stock, or dissolve or liquidate EXCO or EXCO Holdings, or sell or transfer all or any part of the assets or business of EXCO or EXCO Holdings, or undertake any other corporate act or proceeding, whether of a similar character or otherwise. However, if EXCO Holdings effects a subdivision or consolidation of shares or other capital readjustment or pays a stock dividend, then (a) if the number of such shares outstanding is increased, then the number of Plan Shares shall be proportionately increased; and (b) if the number of such shares outstanding is reduced, then the number of Plan Shares shall be proportionately reduced. Upon the closing of the sale of a class of EXCO Holding's capital stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the "Securities Act") other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto) or to an employee benefit plan of the Corporation (an "IPO"), the Administrator shall replace this Plan with one that contains terms appropriate for a publicly traded company.

          5. Eligibility. To be eligible to participate in the Plan, an Employee must meet all of the following conditions: (a) the Employee must have been employed by EXCO for at least one (1) year prior to a Participation Event (as defined in Section 6), unless the Administrator waives this condition no later than 30 days after such Employee is first employed by EXCO, (b) the Employee does not own, directly or indirectly, an equity interest in EXCO Holdings, unless such equity interest was acquired in an open-market transaction after an IPO, and (c) the Employee is employed by EXCO on the day immediately

9401057.1

                                                                       EXHIBIT K

preceding a Participation Event. An Employee meeting all of the above conditions shall be deemed to be an "Eligible Employee."

          6. Participation Event. For purposes of this Plan, a "Participation Event" shall occur if through any transaction or series of transactions (a) EXCO is merged or consolidated with another Entity such that the common stock of EXCO is converted into the right to receive consideration other than EXCO common stock or Common Stock, as the case may be, (b) EXCO Holdings sells or otherwise disposes of substantially all of its common stock in EXCO to another Entity for consideration, (c) EXCO sells or otherwise disposes of all or substantially all of its assets and the proceeds from such sale are distributed to EXCO Holdings (subsections (a), (b), and (c) shall be collectively referred to as "EXCO Participation Events"), (d) EXCO Holdings is merged or consolidated with another Entity such that the Common Stock is converted into the right to receive consideration other than EXCO common stock or Common Stock, as the case may be,
(e) the stockholders of EXCO Holdings sell or otherwise dispose of substantially all of their Class A Common Stock and their Class B Common Stock in EXCO
Holdings to another Entity for consideration, (f) EXCO Holdings sells or otherwise disposes of all or substantially all of its assets and the proceeds from such sale are distributed to the shareholders of EXCO Holdings (subsections
(d), (e), and (f) shall be collectively referred to as "EXCO Holdings Participation Events"). If any EXCO Holdings Participation Event results in the stockholders of EXCO Holdings receiving stock or other ownership interests in the acquiring Entity as consideration for the transaction, then to be deemed a Participation Event the transaction must result in the change of control of the stock ownership of EXCO Holdings as evidenced by the fact that stockholders holding a simple majority of the issued and outstanding capital stock of EXCO Holdings immediately preceding the EXCO Holdings Participation Event cease to own, directly or indirectly, a simple majority of the voting power of the capital stock of EXCO Holdings or the surviving entity immediately after the Participation Event. For purposes of this Agreement, the term "Entity" shall mean any corporation, partnership, limited liability company, individual, trust, governmental entity, association or other for profit or not for profit entity.

          7. Consideration Paid to Plan on Participation Event. On the occurrence of an EXCO Participation Event, the Plan shall be entitled to receive an amount equal to the aggregate consideration paid to EXCO Holdings multiplied by the percentage of the capital stock of EXCO Holdings represented by the Plan Shares, and on the occurrence of an EXCO Holdings Participation Event, the Plan shall be entitle to receive the same per share consideration for the Plan Shares as the holders of the issued and outstanding shares of the same class of EXCO Holdings Common Stock receive for their shares (the "Participation Consideration").

          8. Distribution of Plan Consideration. On the payment to the Plan of the Participation Consideration, the Administrator shall distribute to the Eligible Employees, in the aggregate, the Participation Consideration less the difference between (i) $1,081,037 (which was the deemed value of the Plan Shares on the Effective Date of the Plan) and (ii) an amount equal to $160,000 multiplied by the number of complete years from the Effective Date to the date immediately preceding the date of the Participation Event (there will be no pro rated amount for partial years); provided that the amount of such reduction shall not exceed $640,000. The reduction in the Participation Consideration shall be referred to as the "Plan Deduction." The remaining amount, if any, of the Participation Consideration less the Plan Deduction shall be referred to as the "Employee Participation Amount" and shall be payable in full to the Eligible Employees. Each Eligible Employee shall be entitled to receive a portion of the Employee Participation Amount determined by multiplying the Employee Participation Amount by a fraction, the numerator of which is the cumulative amount of the salary and bonus paid to the Eligible Employee by EXCO from the Effective Date of the Plan through the date immediately preceding the date of the Participation Event and the denominator of which is the cumulative amount of the salary and bonus paid to all Eligible Employees of EXCO from the Effective Date of the Plan through the date immediately preceding the date of the


9401057.1

                                                                       EXHIBIT K

Participation Event. The Plan Deductions shall revert back to the general assets of EXCO Holdings.

          9. Termination of Employment or Death of Employee. Any benefits provided to an Employee under the Plan, including the right to receive any portion of the Employee Participation Amount, shall NOT vest until the occurrence of a Participation Event. Therefore, except upon special action of the Administrator, any employee's benefits or rights under the Plan shall terminate immediately after the severance of the employment relationship between EXCO and the Employee for any reason, including the death or disability of the Employee or such Employee's termination with or without Cause. Whether authorized leave of absence or absence on military or government service will constitute severance of the employment relationship between EXCO and the Employee shall be determined by the Administrator at such time.

          10. No Rights as Stockholder. No Employee shall have rights as an EXCO Holdings stockholder with respect to Plan Shares.

          11. Employment Obligation. Neither the existence of the Plan nor the grant of any rights to an Employee under the Plan shall impose upon EXCO or EXCO Holdings any obligation to employ or continue to employ such Employee. EXCO's right to terminate the employment of any Employee shall not be diminished or affected by reason of the fact that the Employee may benefit from the Plan. No Employee shall have any claim to be designated an Eligible Employee and there is no obligation for uniformity of treatment of any Employee.

          12. Amendment or Termination of Plan. The EXCO Holdings' Board of Directors may modify, revise, or terminate this Plan at any time and from time to time prior to a Participation Event. No termination, modification, or amendment of the Plan may occur after a Participation Event without the written consent of a majority of the Eligible Employees. The Plan shall terminate on the payment of the Plan Participation Amount to the Eligible Employees.

          13. Transferability. No benefits provided to an Employee under the Plan, including the right to receive any portion of the Employee Participation Amount, may be assigned, transferred, pledged, or otherwise disposed of in any way by the Employee. Any such attempted assignment, transfer, pledge or other disposition shall be without effect.

          14. Governing Law. EXCEPT AS TO MATTERS RELATING TO THE INTERNAL AFFAIRS OF EXCO HOLDINGS WHICH SHALL BE GOVERNED BY THE DELAWARE GENERAL CORPORATION LAW, THE VALIDITY, CONSTRUCTION AND EFFECT OF THIS PLAN AND ANY RULES AND REGULATIONS RELATING TO THIS PLAN SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF AND WILL, TO THE MAXIMUM EXTENT PRACTICABLE, BE DEEMED TO CALL FOR PERFORMANCE IN THE CITY OF DALLAS.

          15. Successors. The obligations of EXCO Holdings under the Plan shall be binding upon any assignee or successor in interest thereto.

          16. Non-Alienation. An Employee shall not have any right to pledge, hypothecate, anticipate or in any way create a lien upon any amounts provided under this Plan; and no benefits payable hereunder shall be assignable in anticipation of payment either by voluntary or involuntary acts or by operation of law. Nothing in this Section shall limit a Participant's rights or powers to


9401057.1

                                                                       EXHIBIT K

dispose of the Participant's property by will or limit any rights or powers which the Participant's executor or administrator would otherwise have.

          17. Withholding. All payments to an Eligible Employee under this Plan will be subject to all applicable withholding of state, local, provincial and federal taxes.

          18. Severability. If any provision of this Plan is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Participant, or would disqualify this Plan under any law deemed applicable by the Administrator, such provision shall be construed or deemed amended to conform to applicable law, or if it cannot be construed or deemed amended without, in the sole determination of the Administrator, materially altering the intent of this Plan, such provision shall be stricken as to such jurisdiction or Participant and the remainder of this Plan shall remain in full force and effect.

          19. No Liability for Good Faith Determinations. The members of the Administrator shall not be liable for any action, failure to act, omission or determination taken or made in good faith with respect to this Plan. The Administrator shall have the discretion, subject to the terms of the Plan, to make determinations and interpretations of the Plan which need not be the same with respect to each Eligible Employee.

          20. Source of Payment. The obligations under the Plan are solely contractual, and any amount payable under the terms of the Plan shall be paid from the general assets of EXCO Holdings or from one or more trusts, the assets of which are subject to the claims of general creditors.

          21. Effective Date of Plan. This Plan shall become effective on the "Closing Date," as defined in that certain Merger Agreement dated March 11, 2003 by and among EXCO Holdings, EXCO and ER Acquisition, Inc.




















9401057.1

                                                                       EXHIBIT L


                 SECRETARY'S CERTIFICATE OF ER ACQUISITION, INC.
                 -----------------------------------------------

                                                                       EXHIBIT L


                            CERTIFICATE OF SECRETARY
                                       OF
                              ER ACQUISITION, INC.


          I, Douglas H. Miller, Secretary of ER Acquisition, Inc., a Texas corporation (the "Company"), do hereby certify on behalf of the Company that:

          1. A true and complete copy of the Articles of Incorporation of the Company, together with all amendments to date, certified by the Secretary of State of the State of Texas, is attached hereto as Annex A. Such Articles of Incorporation are in full force and effect on this date. No action has been taken by the Board of Directors or the stockholders of the Company for the purpose of effecting any further amendment to or modification of such Articles of incorporation.

          2. A true and correct copy of the By-laws of the Company is attached hereto as Annex B. Such By-laws are in full force and effect on this date.

          3. True and correct copies of the resolutions duly adopted by the Board of Directors of the Company (or any committee thereof) on ________, 2003, are attached hereto as Annex C (collectively, the "Resolutions"). Such Resolutions constitute the only actions taken by the Company's Board of Directors or any committee thereof relating to the execution, delivery and performance of the Merger Agreement, dated as of March __, 2003 (the "Merger Agreement") among the Company, EXCO Resources, Inc. and EXCO Holdings Inc. Such Resolutions have not been amended, modified or rescinded and are in full force and effect on the date hereof.

          4. The Merger Agreement is in a form which the officers of the Company were authorized to execute and deliver by the Board of Directors of the Company pursuant to the Resolutions.

          5. Each person who, as a director or officer of the Company, signed the Merger Agreement or any other document delivered prior hereto or on the date hereof in connection with the execution and delivery of the Merger Agreement, was duly appointed, qualified and acting as such director or officer at the respective times of such signing and delivery, and the signatures of such persons appearing on such documents are their genuine signatures or, true facsimiles thereof.

          6. This Certificate is being delivered pursuant to Section 2(e)(xvi) of the Stock Purchase Agreement dated as of March __, 2003 by and between EXCO Holdings Inc. and Cerberus Capital Management, L.P.



9395106.1

          IN WITNESS WHEREOF, the undersigned has executed and delivered this certificate on behalf of the Company this ________, 2003.




                                          By: __________________________________
                                              Douglas H. Miller, Secretary


          I, Douglas H. Miller, the President of the Company, do hereby certify that Douglas H. Miller is the duly appointed, qualified and acting Secretary of the Company and that the signature set forth above his name is his genuine signature.

          IN WITNESS WHEREOF, the undersigned has hereunto set his hand on behalf of the Company this _________, 2003.




                                          By: __________________________________
                                              Douglas H. Miller,  President

































9395106.1

                                                                       EXHIBIT M


                                VOTING AGREEMENT
                                ----------------

                                VOTING AGREEMENT

          VOTING AGREEMENT (this "Agreement"), dated as of March 11, 2003, by and among EXCO Holdings Inc., a Delaware corporation ("Parent"), Douglas H. Miller and T. W. Eubank (each individually a "Stockholder" and together the "Stockholders") and, solely for the purpose of Section 7(c) of this Agreement, EXCO Resources, Inc., a Texas corporation (the "Company").

                                   WITNESSETH:

          WHEREAS, simultaneously with the execution of this Agreement, Parent, ER Acquisition, Inc., a Texas corporation and a wholly owned subsidiary of Parent ("Sub"), and the Company have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Sub with and into the Company (the "Merger");

          WHEREAS, as of the date hereof, the Stockholders are the record and Beneficial Owners (as hereinafter defined) of the Existing Shares (as hereinafter defined) of the common stock, $0.02 par value, of the Company (the "Company Common Stock") and of the preferred stock, $0.01 par value, of the Company (the "Company Preferred Stock", and, together with the Company Common Stock, the "Company Stock");

          WHEREAS, simultaneously with the execution of this Agreement, Cerberus Capital Management, L.P. and/or its affiliated funds and managed accounts ("Cerberus") and Parent have entered into a Stock Purchase Agreement of even date herewith (the "Purchase Agreement") pursuant to which Parent has agreed to sell to Cerberus a controlling interest in Parent; and

          WHEREAS, as inducement and a condition to entering into the Merger Agreement, the Parent has required the Stockholders to agree, and as an inducement and a condition to entering into the Purchase Agreement Cerberus has required the Stockholders to agree, and the Stockholders have agreed, to enter into this Agreement.

          NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

          Section 1. Certain Definitions. In addition to the terms defined elsewhere herein, capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

          (a) "Affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.


9396412.3

          (b) "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

          (c) "Existing Shares" means an aggregate of 1,051,697 shares of the Company Common Stock and 100,832 shares of the Company Preferred Stock Beneficially Owned by the Stockholders as of the date hereof.

          (d) "Person" shall mean and include an individual, a partnership (general or limited), a joint venture, a corporation, a trust, an estate, a limited liability company, an association, a joint-stock company, an unincorporated organization or other entity and a Governmental Entity, government or other department or agency thereof.

          (e) "Securities" means the Existing Shares together with any shares of the Company Stock or other securities of the Company acquired by any Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

          Section  2.   Representations  and  Warranties  of  Stockholder.   The
Stockholders represent and warrant on a joint and several basis to Parent as follows:

          (a) Ownership of Shares. The Stockholders are the sole record owners of the Existing Shares held among them as follows: (A) Douglas H. Miller is the sole record owner of (i) options to purchase 207,500 shares of Company Common Stock, (ii) 577,334 shares of Company Common Stock and (iii) 91,788 shares of Company Preferred Stock; and (B) T. W. Eubank is the sole record owner of (i) options to purchase 122,500 shares of Company Common Stock, (ii) 144,363 shares of Company Common Stock and (iii) 9,044 shares of Company Preferred Stock. On the date hereof, the Existing Shares constitute all of the shares of the Company Common Stock or Company Preferred Stock owned of record or Beneficially Owned by the Stockholders. There are no outstanding options or other rights to acquire from any Stockholder or obligations of any Stockholder to sell or to acquire, any shares of the Company Common Stock or Company Preferred Stock. With respect to the shares of Company Stock held by it, each Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 4, 5, 6 and 7 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

          (b) Power; Binding Agreement. Each Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder's


9396412.3                                2
obligations under this Agreement. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against such Stockholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (c) No Conflicts. Except as contemplated by the Merger Agreement, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by any Stockholder and the consummation by the Stockholders of the transactions contemplated hereby, none of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by the Stockholders with any of the provisions hereof shall result in a material violation or material breach of, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which any Stockholder is a party or by which any Stockholder or the Existing Shares may be bound, or (iii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Stockholders or the Existing Shares.

          (d) No Encumbrance. Except as permitted by this Agreement, the Existing Shares are now and, at all times during the term hereof, and the Securities will be, held by the Stockholders free and clear of all mortgages, claims, charges, liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever ("Encumbrances"), except for any such Encumbrances existing as of the date hereof, arising hereunder or under federal or state securities laws.

          (e) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Stockholder.

          (f) Reliance. Each Stockholder understands and acknowledges that Cerberus is entering into the Purchase Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.



9396412.3                                3

          Section 3. Disclosure. Each Stockholder hereby agrees to permit the Company to publish and disclose in the Company Proxy Statement (including all documents and schedules filed with the Securities and Exchange Commission), and any press release or other disclosure document which the Company, in its sole discretion, determines to be required by law or necessary or desirable in connection with the Merger and any transactions related thereto, such Stockholder's identity and ownership of the Company Stock and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement.

          Section 4.  Transfer And Other Restrictions.

          (a) Certain Prohibited Transfers. Prior to the termination of this Agreement, each Stockholder agrees not to, directly or indirectly:

               (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Securities or any interest therein;

               (ii) grant any proxy, power of attorney, deposit any of the Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Securities except as provided in this Agreement; or

               (iii) take any other action that would make any representation or warranty of the Stockholders contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling any Stockholder from performing its obligations under this Agreement.

          Section 5. Voting of the Company Stock. Each Stockholder hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (a) the Effective Time or (b) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Stock, however called, or in connection with any written consent of the holders of Company Stock, such Stockholder will appear at the meeting or otherwise cause the Securities to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) all of the Securities:

                         (A) in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof;

                         (B) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and

9396412.3                                4

                         (C) against the following actions (other than the Merger and the transactions contemplated by this Agreement and the Merger Agreement): (1) any Acquisition Proposal; and (2) (a) any change in a majority of the persons who constitute the Board of Directors of the Company; (b) any amendment of the Certificate of Incorporation or Bylaws of the Company; (c) any other action which, in the Parent's reasonable judgment is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by this Agreement and the Merger Agreement.

          Section 6.  Irrevocable Proxy.

          (a) Each Stockholder hereby irrevocably grants to, and appoints Lenard Tessler and Seth Plattus, and each of them individually (both of whom are designees of Cerberus), such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote or cause to be voted the Securities, or grant a consent or approval in respect of the Securities at any meeting of the stockholders of the Company or at any adjournment or postponement thereof, (i) in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; (ii) against any other Acquisition Proposal or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and (iii) otherwise in accordance and consistent with Section 5 hereof.

          (b) Each Stockholder represents that any proxies heretofore given in respect of the Existing Shares are not irrevocable, and that such proxies either have been or are hereby revoked.

          (c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 6 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may not be revoked, except by amendment, modification or termination effected in accordance with Section 10(c) hereof. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Article 2.29 of the Texas Business Corporation Act. The power and authority hereby conferred shall not be terminated by any act of such Stockholder or by operation of law, by the dissolution of any Stockholder (if such Stockholder is other than a natural person), by lack of appropriate power or authority, or by the occurrence of any other event or events and shall be binding upon all his/its heirs, representatives, executors, successors and/or assigns, as applicable. If after the execution of this Agreement any Stockholder shall dissolve (if such Stockholder is other than a natural person), cease to have appropriate power or authority, or if any other such event or events shall occur, Lenard Tessler and Seth Plattus are nevertheless authorized and directed to vote the Securities in accordance with the terms of this Agreement as if such dissolution, if applicable, lack of appropriate power or authority or other event or events had not occurred and regardless of notice thereof. Notwithstanding any other

9396412.3                                5
provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

          Section 7.  Stop Transfer; Legend.

          (a) Each Stockholder agrees with, and covenants to, Parent that such Stockholder will not request that Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Securities, unless such transfer is made in compliance with this Agreement.

          (b) In the event of a stock dividend or distribution, or any change in the Company Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of share or the like other than pursuant to the Merger, including without limitation the conversion of the Preferred Stock as of June 30, 2003, the term "Existing Shares" will be deemed to refer to and include the shares of the Company Stock as well as all such stock dividends and distributions and any shares into which or for which any or all of the Securities may be changed or exchanged and appropriate adjustments shall be made to the terms and provisions of this Agreement.

          (c) Each Stockholder will promptly after the date hereof surrender to the Company all certificates representing the Securities, the Company will place the following legend on such certificates in addition to any other legend required thereof:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER, VOTING AND OTHER RESTRICTIONS PURSUANT TO A VOTING AGREEMENT (AND THE IRREVOCABLE PROXY CONTAINED THEREIN), DATED AS OF MARCH ___, 2003, BY AND AMONG EXCO HOLDINGS INC., EXCO RESOURCES, INC., DOUGLAS MILLER AND TED EUBANK. THE COMPANY WILL FURNISH A COPY OF SUCH VOTING AGREEMENT AND IRREVOCABLE PROXY TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS."

          Section 8. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

          Section 9. Fiduciary Duties. Each Stockholder is signing this Agreement solely in such Stockholder's capacity as an owner of his, her or its respective Securities, and nothing herein shall prohibit, prevent or preclude such Stockholder from taking or not taking any action in his or her capacity as an officer or director of the Company, to the extent permitted by the Merger Agreement.


9396412.3                                6

          Section 10. Termination. This Agreement shall terminate on the earliest of (a) termination of the Merger Agreement in accordance with its terms, (b) the written agreement of the parties hereto and Cerberus (as a third party beneficiary) to terminate this Agreement, or (c) the Effective Time of the Merger.

          Section 11.  Miscellaneous.

          (a) Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

          (b) Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party's respective heirs, beneficiaries, executors, representatives and permitted assigns.

          (c) Amendment and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified or terminated (other than a termination under Section 10(a) or Section 10(c) of this Agreement), except upon the execution and delivery of a written agreement executed by the parties hereto.

          (d) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as FedEx, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          If to Parent, to:

               EXCO Holdings, Inc.
               6500 Greenville Avenue.
               Suite 600, LB 17
               Dallas, Texas  75206
               Attention: Douglas H. Miller
               Facsimile:  (214) 378-5442

          with a copy to:

               Schulte Roth & Zabel LLP
               919 Third Avenue
               New York, New York 10022
               Attention: Stuart D. Freedman, Esq.
               Telephone: (212) 756-2138
               Facsimile:  (212) 593-5955


9396412.3                                7

     If to the Company, to:

               EXCO Resources, Inc.
               6500 Greenville Avenue.
               Suite 600, LB 17
               Dallas, Texas  75206
               Attention: Special Committee
                          c/o Stephen F. Smith
               Facsimile:  (713) 651-3028

          with a copy to:

               Bracewell & Patterson, L.L.P.
               South Tower Pennzoil Place
               711 Louisiana Street
               Suite 2900
               Houston, Texas  77002
               Attention: Gary W. Orloff
               Facsimile:  (713) 221-2166

     If to Douglas H. Miller, to:

               Douglas H. Miller
               c/o EXCO Resources, Inc.
               6500 Greenville Avenue
               Dallas, TX 75206
               Facsimile: (214) 378-5442

          with a copy to:

               Sayles, Lidji & Werbner
               4400 Renaissance Tower
               1201 Elm Street
               Dallas, TX 75270
               Attention: Brian M. Lidji
               Facsimile: (214) 939-8787

     If to T. W. Eubank, to:

               T. W. Eubank
               c/o EXCO Resources, Inc.
               6500 Greenville Avenue
               Dallas, TX 75206
               Facsimile: (214) 378-5442

9396412.3                                8
          with copy to:

               Sayles, Lidji & Werbner
               4400 Renaissance Tower
               1201 Elm Street
               Dallas, TX 75270
               Attention: Brian M. Lidji
               Facsimile: (214) 939-8787

          (e) Severability. Any term or provision of this Agreement which is held to be invalid, illegal or unenforceable in any respect in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          (f) Specific Performance. Each of the parties hereto recognizes and acknowledges a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specified performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          (g) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

          (h) No Third Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties hereto and Cerberus any rights or remedies hereunder.

          (i) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any choice of law or conflicting provision or rule (whether of the State of Texas, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of Texas to be applied. In furtherance of the foregoing, the internal law of the State of Texas will control the interpretation and construction of this Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

          (j) Descriptive Heading. The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.


9396412.3                                9

          (k)  Expenses.   All costs and  expenses  incurred in  connection with
this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

          (l) Further Assurances. From time to time, at any other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          (m) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

          (n)  Submission to Jurisdiction.

               (i)   Each  of  the  parties  hereto   hereby   irrevocably   and
          unconditionally submits, for itself or himself and its or his property, to the jurisdiction of any New York state court sitting in New York county or federal court of the United States of America sitting in New York county, and any appellate court presiding thereover, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York state court or, to the extent permitted by law, in any such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

               (ii) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it or he may legally and effectively do so, any objection that it or he may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder or thereunder in any State or federal court sitting in New York county. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

          (o) The parties hereto further agree that the notice of any process required by any such court in the manner set forth in Section 11(d) shall constitute valid and lawful service of process against them, without the necessity for service by any other means provided by law.

          (p) Third Party Beneficiaries. Cerberus shall constitute a third party beneficiary of all the terms and conditions of this Agreement.


9396412.3                                10

          IN WITNESS WHEREOF, Parent, Company and the Stockholders have caused this Agreement to be duly executed as of the day and year first written above.





                       [Signature Page - Voting Agreement]





                                      EXCO RESOURCES, INC. solely for the
                                      purposes of Section 7(c) of this Agreement



                                      By:_______________________________________
                                         Name:
                                         Title:


                                      EXCO HOLDINGS INC.



                                      By:_______________________________________
                                         Name:
                                         Title:



                       [Signatures Continued on Next Page]















9396412.3                                11

                       [Signature Page - Voting Agreement]





                                                    ____________________________
                                                    Name:  Douglas H. Miller




                                                    ____________________________
                                                    Name:  T. W. Eubank





























9396412.3                                12